Form 10-K, Exhibit 13
period 1993-12-31
SANTA FE PACIFIC CORP
filed 1994-03-31
CIK 732639


CONSOLIDATED FINANCIAL HIGHLIGHTS
- ------------------------------------------------------------------------------------------------------------
        Santa Fe Pacific Corporation and Subsidiary Companies

                                                                        Year Ended December 31,
                                                        ----------------------------------------------------
         (In millions, except per share data)               1993       1992       1991       1990       1989
======================================================  ====================================================
FOR THE YEAR
        Revenues                                        $2,726.4   $2,496.4   $2,360.0   $2,297.1   $2,352.7
        Operating Income (Loss) (1)                        422.8       77.6      342.0      291.1     (133.0)
        Income (Loss) from Continuing Operations (2)       338.8       63.5       96.4     (101.2)    (275.2)
        Net Income (Loss) (3)                              338.8     (104.5)      96.4     (111.8)      14.6
        Total Capital Expenditures                         646.2      332.0      330.7      473.9      340.0
        Depreciation, Depletion and Amortization           247.9      216.1      208.4      196.3      195.1
- ------------------------------------------------------  ----------------------------------------------------
AT YEAR END
        Total Assets                                    $5,937.0   $5,345.4   $5,220.6   $5,066.2   $5,368.7
        Working Capital Deficit                           (343.3)    (404.4)    (398.3)    (345.8)    (379.1)
        Total Debt                                       1,375.8    1,451.5    1,844.4    1,945.3    2,222.1
        Shareholders' Equity                             1,268.3      928.5    1,036.9      911.7      851.6
- ------------------------------------------------------  ----------------------------------------------------
PER COMMON SHARE DATA
        Income (Loss) from Continuing Operations (2)    $   1.81   $   0.34   $   0.54   $  (0.62)  $  (1.73)
        Net Income (Loss) (3)                               1.81      (0.57)      0.54      (0.69)      0.09
        Shareholders' Equity                                6.83       5.11       5.77       5.27       5.39
        Cash Dividends (4)                                  0.10       0.10       0.10       0.10       0.10
- ------------------------------------------------------  ----------------------------------------------------

(1) 1992 and 1989 include pre-tax rail special charges of $320.4 million and $441.8 million, respectively.

(2) Includes items in Note 1. In addition, 1993 includes a pre-tax gain on sale of California lines of $145.4 million, a pre-tax gain on the exchange of mineral assets of $217.5 million, 1992 includes a pre-tax gain on sale of California lines of $204.9 million and 1990 includes a net pre-tax charge of $187.1 million related to the settlement of two lawsuits.

(3) Includes items in Notes 1 and 2. In addition, includes discontinued operations, extraordinary charges and cumulative effect of accounting changes.

(4) 1990 excludes the distributions of SFP's 80% interest in the stock of SFP's former real estate and energy subsidiaries which occurred in December 1990.

CONSOLIDATED FINANCIAL REVIEW

Santa Fe Pacific Corporation and Subsidiary Companyies


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION.

REVENUE INFORMATION (IN MILLIONS)

SANTA FE RAILWAY OPERATING REVENUES
- -------------------------------------------------------------------------------
                                                     Year Ended December 31,
- -------------------------------------------------------------------------------
                                                 1993        1992         1991
===============================================================================
Freight Revenues
Intermodal Business Unit
  Direct Marketing                           $  404.1    $  345.7     $  290.5
  Intermodal Marketing Companies                376.6       398.4        402.2
  International                                 196.1       168.2        150.1
- -------------------------------------------------------------------------------
  Total Intermodal Business Unit                976.8       912.3        842.8
- -------------------------------------------------------------------------------
Carload Business Unit
  Chemicals and Petroleum                       281.3       282.7        258.6
  Coal                                          220.1       193.8        190.5
  Vehicles and Parts                            191.2       136.7        144.1
  Whole Grain                                   160.6       143.4        145.8
  Minerals and Ores                             143.1       157.0        166.0
  Forest Products                               121.6       115.9        102.7
  Consumer Products                             113.9       117.1        116.2
  Grain Products                                 82.3        80.4         71.1
  Primary Metals                                 77.6        70.3         69.8
- -------------------------------------------------------------------------------
  Total Carload Business Unit                 1,391.7     1,297.3      1,264.8
- -------------------------------------------------------------------------------
Total Revenue Before Adjustments              2,368.5     2,209.6      2,107.6
Miscellaneous Adjustments                           -         3.3          5.5
- -------------------------------------------------------------------------------
  Total Freight Revenues                      2,368.5     2,212.9      2,113.1
Other Revenues                                   40.7        38.8         40.4
- -------------------------------------------------------------------------------
  Total Operating Revenues                   $2,409.2    $2,251.7     $2,153.5
===============================================================================


SANTA FE PACIFIC GOLD-OPERATING REVENUES
- -------------------------------------------------------------------------------
Gold                                         $  228.7    $  116.4     $   67.2
Other                                             6.1         2.8          2.8
Coal and Aggregates                              63.8       101.4        109.4
- -------------------------------------------------------------------------------
  Total Operating Revenues                   $  298.6    $  220.6     $  179.4
===============================================================================

RESULTS OF OPERATIONS

1993 COMPARED WITH 1992
Santa Fe Pacific Corporation (SFP or Company) reported 1993 net income of $338.8 million or $1.81 per share compared to a net loss of $104.5 million or $0.57 per share last year. Excluding special items in both years, SFP's 1993 net income was approximately $167.6 million or $0.90 per share compared to $138.8 million or $0.75 per share in 1992. The improved results are due to higher operating income at The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway), Santa Fe Pacific Gold Corporation (SFP Gold) and SFP's equity investment in Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership) and lower interest expense, partially offset by reduced other income--net.
  Special items in 1993 include pre-tax gains of $217.5 million on the exchange of mineral assets (see Other Matters--Exchange of Mineral Assets), $145.4 million from the sale of rail lines in southern California (see Other Matters-- Sale of California Lines) and $21.6 million related to the favorable outcome of arbitration and litigation settlements. In addition, 1993 includes $12.2 million of pre-tax expense for SFP's portion of environmental and litigation charges at the Pipeline Partnership, and an increase in income tax expense of $32.0 million for the retroactive effect from the date of enactment of the increase in the federal income tax rate from 34% to 35%.
  Special items in 1992 include a pre-tax gain of $204.9 million from the sale of rail lines in southern California (see Other Matters--Sale of California Lines). Additionally, 1992 included pre-tax charges of $320.4 million at Santa Fe Railway principally related to a new labor agreement, operations centralization, and increased environmental accruals (see Note 5: Rail Special Charge) and $4.5 million for SFP's portion of environmental charges at the Pipeline Partnership. Also, a charge of $163.0 million after taxes was recorded for the adoption of Statement of Financial Accounting Standards (SFAS) No.'s 106 and 112, on accounting for postretirement and postemployment benefits other than pensions. This charge represented the cumulative effect of the new principle on years prior to 1992. Finally, an extraordinary charge of $5.0 million after taxes was recorded on early extinguishment of debt.

Santa Fe Railway
Operating income was $317.7 million and represents an increase of 7% compared to adjusted 1992. The increase reflects continued growth in revenues despite an estimated $40 million in lost revenue due to midwest flooding, and increased efficiencies related to operations, partially offset by increased expenses from higher traffic volumes and from flooding in the midwest. The operating ratio of 86.8% was even with adjusted 1992.
  Santa Fe Railway operating revenues increased by $157.5 million or 7% in 1993 reflecting a 7% increase in carloadings while average revenue per car remained constant. The volume increase occurred despite the midwest flooding.
  Intermodal Business Unit (IBU) revenues increased by 7% to $976.8 million primarily due to a 6% increase in carloadings. Continued growth of Santa Fe Railway's alliance with J.B. Hunt was the principal factor for the 17% increase in direct marketing revenues. International revenues improved by 17% reflecting both continued growth in shipments from existing customers and new contracts. Intermodal Marketing Companies' revenue declined 5% due to lower volumes. The average IBU revenue per car increased 1% principally reflecting a shift in mix to higher rated direct marketing traffic.

     Carload Business Unit (CBU) revenues increased by 7% to $1,391.7 million as carloadings increased 8% while average revenue per car declined slightly. Vehicles and parts revenues increased by $54.5 million to $191.2 million due principally to new business related to a long-term automotive contract with General Motors in the Arizona and southern California corridors which began in December, 1992. Coal revenues increased 14% to $220.1 million and include traffic related to Wisconsin Electric Power's long-term purchase agreement with the Pittsburg & Midway Coal Mine located near Raton, New Mexico which began in the third quarter of 1992. Whole grain revenues increased 12% to $160.6 million reflecting both higher volumes due to a rise in export shipments and higher average revenue per car due to longer haul shipments and rate increases. Primary metals revenues of $77.6 million were $7.3 million higher principally due to an increase in steel shipments along the west coast. Forest products revenues rose 5% to $121.6 million due to favorable average revenue per car reflecting a shift in mix to higher rated lumber products shipments. Minerals and ores revenues declined 9% to $143.1 million due to sluggish international markets and foreign competition in the sulphur and potash industries.
     Santa Fe Railway operating expenses increased by $137.4 million to $2,091.5 million, excluding the $320.4 million special charge in the prior year. Compensation and benefits expense rose slightly as higher traffic levels and cost escalations were offset by increased efficiencies, which include the effect of a crew consist agreement reached in September 1992 with the United Transportation Union reducing crew sizes on the eastern half of the railroad. Revenue ton miles per average employee improved by 8% reflecting efficiencies and volume growth. Fuel expense of $239.1 million rose $33.6 million reflecting a 9% increase in consumption and a 7% higher price. The increase in consumption reflects the higher traffic volumes as well as additional consumption associated with flood-related train detours. The higher fuel price includes a 4.3 cent increase in federal tax on fuel which became effective October 1, 1993. Equipment rents expense increased by $43.4 million to $229.4 million due to the higher traffic volume, the lease of equipment for new business and additional expenses associated with flood-related train detours. Other expenses rose by $51.6 million to $507.1 million due to the higher volume levels including ramping/deramping and drayage costs for IBU shipments, and various other contract service costs.

SFP Gold
SFP Gold operating income increased by 13% to $86.5 million due to higher operating income from gold which reflects increased sales from existing mines as well as production in the second half of the year from mines received in the exchange of assets with Hanson Natural Resources Company (Hanson), an affiliate of Hanson, PLC. (see Other Matters--Exchange of Mineral Assets). Ounces sold doubled to 591,000 in 1993, as sales from the Twin Creeks Mine (which represents a combination of SFP Gold's Rabbit Creek Mine and the Chimney Creek Mine received in the exchange) increased by 113% to 336,000 ounces. In addition, Lone Tree Mine sold 143,000 ounces, an increase of 11,000 ounces over 1992 and the Mesquite Mine, obtained as part of the asset exchange, sold 112,000 ounces. The average price of gold sold of $387 an ounce was 2% below 1992 but 8% above the 1993 average spot price due to effective hedging strategies. Operating income from coal and aggregate operations declined by approximately $14 million as 1993 included only six months of operations due to the exchange of these assets with Hanson.

Pipeline
SFP's equity investment in the Pipeline Partnership produced operating income of $30.8 million excluding the $12.2 million special litigation and environmental charge, an increase of $2.2 million over the $28.6 million in 1992, excluding the $4.5 million special environmental charge. The Pipeline Partnership's revenues increased 7% principally reflecting a 3% volume increase and a 4% increase in average revenue per barrel. Adjusted operating expenses at the Pipeline Partnership increased by $10.5 million due to higher major maintenance and administrative expenses.

Other Income--Net/Interest Expense
Other income--net increased by $4.7 million to $6.9 million reflecting $21.6 million related to favorable outcome of arbitration and litigation settlements, partially offset by lower interest income and reduced income from real estate activities. Interest expense declined by $37.8 million or 21% due principally to lower outstanding debt as well as favorable variable interest rates.

Income Taxes
Income tax expense in 1993 includes an increase of approximately $32 million which reflects the retroactive impact of the increase in the federal tax rate from 34% to 35% from the date of enactment of the Omnibus Budget Reconciliation Act of 1993, signed into law on August 10, 1993. A majority of this increase relates to additional tax expense related to temporary differences at January 1, 1993. SFAS No. 109--``Accounting for Income Taxes'' requires deferred taxes to be provided using enacted tax rates in effect during the years in which the differences are expected to reverse.

1992 COMPARED WITH 1991
SFP had a 1992 net loss of $104.5 million or $0.57 per share. Excluding special items discussed previously, SFP's 1992 net income was approximately $138.8 million or $0.75 per share compared to 1991 net income of $96.4 million or $0.54 per share. This improvement in adjusted 1992 income is due to higher operating income at Santa Fe Railway and SFP Gold and lower interest expense, partially offset by lower other income--net.

Santa Fe Railway
Operating income was $297.6 million, excluding the special charge of $320.4 million, and represents an increase of 17% compared to 1991. The operating ratio as adjusted, improved from 88.1% in 1991 to 86.8% in 1992, the result of higher revenues and increased efficiencies related to operating expenses.

CONSOLIDATED FINANCIAL REVIEW
- --------------------------------------------------------------------------------
                           Santa Fe Pacific Corporation and Subsidiary Companies

     Santa Fe Railway operating revenues increased by $98.2 million or 5% in 1992 due to a 6% increase in carloadings partially offset by a 1% decrease in the average revenue per car.
     IBU revenues increased by 8% to $912.3 million as carloadings were up 11% while average revenue per car declined by 3%. Growth of J.B. Hunt shipments was the principal factor for the 19% increase in direct marketing revenues. International revenues improved by 12% principally reflecting continued growth in shipments from existing customers. The average revenue per car declined due to a shift in traffic mix, reflecting growth in international container shipments which move at lower average rates, as well as competitive pressures within all IBU segments.
     CBU revenues increased by 3% to $1,297.3 million as carloadings increased 3% while average revenue per car remained relatively constant. Chemicals and petroleum revenues increased by 9% to $282.7 million due largely to increased shipments of plastics and agricultural and industrial chemicals. Forest products revenues increased by 13% to $115.9 million due to both favorable volume and average revenue per car including a rebound in the housing market which resulted in increased shipments of lumber and other forest products. Grain products revenues of $80.4 million increased by $9.3 million reflecting increased shipments of corn syrup, soybean meal and tapioca. The average revenue per car within grain products was higher reflecting in part increases in rates on export flour traffic. Minerals and ores revenues declined 5% to $157.0 million as competitive pressures depressed sulphur and potash rates. Vehicles and parts revenues decreased by $7.4 million to $136.7 million principally reflecting declines in long haul traffic which caused the average revenue per car to decline by 7%.
     Santa Fe Railway operating expenses increased by $56.0 million to $1,954.1 million, excluding the $320.4 million special charge. Compensation and benefits expense increased 2% reflecting increased levels of traffic and cost escalations. Average employees for the year declined 4% to 14,218 partially due to a new labor agreement with train crew personnel, and revenue ton miles per average employee increased by 11% reflecting improved efficiency and volume growth. Fuel expense of $205.5 million declined by $1.2 million principally reflecting a 3% decline in price. Fuel consumption increased only 2% despite the 6% increase in traffic volume, due to the lease of 90 new, fuel efficient locomotives in 1992 as well as other conservation efforts. Equipment rents expense increased by $23.8 million to $186.0 million due to the higher traffic volume as well as the lease of locomotives. Materials and supplies expense declined by 6% to $127.5 million principally reflecting reduced equipment maintenance. Other expenses increased by $27.6 million to $455.5 million largely reflecting volume related increases including ramping/deramping and drayage costs for IBU shipments.

SFP Gold
SFP Gold operating income increased by 28% to $76.3 million. Higher operating income from gold was partially offset by lower operating income from coal and increased exploration and development costs. Operating income from gold increased by approximately $19 million principally reflecting an 80% increase in sales to 295,000 ounces. Lone Tree Mine, which began production in August, 1991, sold 132,000 ounces, an increase of 104,000 ounces over 1991. Rabbit Creek sales increased by 36% to 157,000 ounces reflecting increased mine production. The average price of gold sold of $394 an ounce was 4% below 1991 but 15% above the 1992 average spot price due to effective hedging strategies. Operating income from coal declined by $2.9 million due to a 19% decline in sales partially offset by a 12% increase in price. Both are principally the result of reduced spot market sales.

Pipeline
SFP's equity investment in the Pipeline Partnership produced operating income of $28.6 million excluding the $4.5 million special environmental charge. This was an increase of $1.5 million over the $27.1 million in 1991. The Pipeline Partnership's revenues increased 6% principally reflecting an increase in average revenue per barrel. Adjusted operating expenses at the Pipeline Partnership increased by $6.1 million due to higher depreciation and facility costs.

Other Income-Net/Interest Expense
Other income-net declined by $29.6 million to $2.2 million reflecting reduced income from real estate activities at Santa Fe Railway and lower interest income. Interest expense declined by $46.2 million or 20% due to both lower outstanding debt and favorable variable interest rates.

FINANCIAL CONDITION
Liquidity and Capital Resources
Cash provided by operations is generally SFP's primary source of liquidity and for the year ended December 31, 1993 was $351.9 million. It primarily consists of net earnings before depreciation and deferred taxes, reduced by restructuring payments, which include employee severance, relocation costs and other labor related payments. During 1993, additional cash of $247.9 million was provided by the sale of assets at Santa Fe Railway, including $226.9 million from the sale of lines in southern California (see Other Matters--Sale of California Lines). In addition, long-term borrowings provided $188.8 million in cash while $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1993, including non-cash capital expenditures of $157.6 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway, totaled $646.2 million. Capital expenditures in 1993 were significantly higher than in 1992 due to increased spending on rail expansion projects and facilities which include the Alliance, Texas intermodal and carload transportation center and the Willow Springs, Illinois intermodal facility, and the Lone Tree Mine expansion project at SFP Gold. Additionally, 1993 capital expenditures reflect the purchase of 85 new locomotives valued at approximately $100 million, while in 1992, 90 new locomotives with a fair market value in excess of $100 million were acquired through an operating lease. Approximately 83% of capital expenditures were used for equipment and improvements to track structure and rail facilities, and 17% for development of gold properties. Cash expenditures were primarily funded through cash generated from operations and project financings. Principal payments on long term borrowings and deferred gold revenues during 1993 were $382.4 million, and include the use of $126.0 million of proceeds from the sale of lines in southern California to retire debt.

  For the year ended December 31, 1992, cash provided by operations was $312.2 million. Additionally, cash of $320.7 million was provided by the sale of assets at Santa Fe Railway, including $255.0 million from the sale of lines in southern California. In addition, $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1992, including non-cash capital expenditures of $9.5 million, totaled $332.0 million. Approximately 80% of capital expenditures were used for equipment and improvements to track structure and facilities at Santa Fe Railway, and 20% for development of mining properties. The expenditures were primarily funded through cash generated from operations and project financings. Principal payments on long term borrowings and deferred gold revenues during 1992 were $444.2 million, including $201.0 million of proceeds from the sale of lines in southern California used to retire debt.

  During the year ended December 31, 1991, cash provided by operations was $241.9 million. Additional cash of $91.0 million was provided through the sale of assets, principally branch lines and real estate at Santa Fe Railway. Also, $36.3 million was received as a principal payment on a note receivable and proceeds of $36.2 million were received from the sale of SFP stock. Capital expenditures in 1991, including non-cash capital expenditures of $35.2 million primarily related to directly financed equipment acquisitions at Santa Fe Railway, totaled $330.7 million. Approximately 73% of capital expenditures were used for equipment and improvements to track structure at Santa Fe Railway and 27% for development of mining properties. The expenditures were primarily funded through the cash generated from operations, project and equipment financings, and other sources. Principal payments on long-term borrowings and deferred gold revenues during 1991 were $157.4 million.

  Management anticipates that it will fund payment of current obligations, including principal payments on long term debt, in 1994 through internally generated funds. SFP capital expenditures in 1994 are anticipated to exceed $600 million, including non-cash capital expenditures of approximately $150 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway. The remaining expenditures will be funded through the use of internally generated funds as well as various financings. In addition, Santa Fe Railway's agreement to sell accounts receivable expires in December 1994 (see
Note 9: Sales of Accounts Receivable). Currently, $225 million is outstanding under the agreement. It is the Company's intention to replace or extend this agreement with a similar facility prior to the December 1994 expiration. The Company also has funds available through a $173.6 million credit facility which can be used for general corporate purposes. No borrowings were outstanding under the facility at December 31, 1993. In addition, in December 1993, the Company filed a shelf registration statement with the Securities and Exchange Commission
(SEC), for the issuance of up to $250 million in debt securities, none of which had been issued as of December 31, 1993.

  At present, the payment of external and intercompany dividends are limited in amount by certain debt covenants of the Company. At December 31, 1993 no payment of external dividends was allowed; however, the Company believes that it could change the designation of SFP Gold under the restrictive debt agreement or distribute SFP Gold to SFP shareholders to eliminate the dividend restriction.

Inflation

Because of the capital intensive nature of SFP's businesses and because depreciation is based on historical cost, the full effect of inflation is not reflected in operating expenses. An assumption that all operating assets were replaced at current price levels would result in depreciation charges substantially greater than historically reported amounts.

OTHER MATTERS

Exchange of Mineral Assets

On June 25, 1993, SFP Gold completed an asset exchange with Hanson, in which SFP Gold received certain gold assets of a subsidiary of Hanson including operating gold mines in Nevada and California, two late stage development projects in Nevada and Montana and other gold prospects. Hanson acquired essentially all coal assets of SFP Gold including the Lee Ranch Mine and undeveloped coal reserves and six crushed stone and aggregate quarries. The exchange was recorded as a purchase business combination. The fair value of the gold assets for financial reporting purposes was approximately $425 million. SFP recognized an after tax, non-cash gain of $108.3 million on the exchange which represents the excess of the fair value of the gold assets received over the sum of the carrying value of the coal and aggregate assets and expenses of the exchange (see Note 3: Gain on Exchange of Mineral Assets).

                         CONSOLIDATED FINANCIAL REVIEW
- --------------------------------------------------------------------------------
                           Santa Fe Pacific Corporation and Subsidiary Companies


Potential SFP Gold Transactions
SFP is continuing to review the possibility of establishing the gold operation as a separate public company. As part of this process SFP is considering an initial public offering of up to 20% of SFP Gold stock, followed by a distribution of the remaining interest in SFP Gold to SFP shareholders. This evaluation and the timing of any distribution involve a number of economic, business, legal, tax, and other considerations, including prior approval from the SFP Board of Directors. The company is pursuing a ruling from the Internal Revenue Service that a distribution of SFP Gold shares to existing SFP shareholders would be tax free.

Sale of California Lines
In November 1992, Santa Fe Railway announced that it and eight southern California transportation agencies had reached definitive agreements for the sale to the agencies of certain interests in approximately 340 miles of rail lines and additional property, for cash and relief of obligations to reimburse certain state and county agencies for capital improvements previously paid for by the agencies and the State of California. Santa Fe Railway retained all rights necessary for its freight operations in southern California. The transportation agencies anticipate using these facilities for commuter lines.
  Cash proceeds of $226.9 million in 1993 and $255.0 million in 1992 were received resulting in pre-tax gains of $145.4 million and $204.9 million in 1993 and 1992, respectively (see Note 2: Gain on Sale of California Lines). A substantial portion of the net proceeds in both years were used to reduce outstanding debt. Both of the gains recognized are net of the cost of the properties and other expenses of sale. Additionally, the 1993 gain is net of an obligation retained by Santa Fe Railway which under certain conditions, requires Santa Fe Railway to repurchase a portion of the properties sold for $50 million.

Environmental
The Company is subject to extensive regulation under federal, state, and local environmental laws concerning, among other things, discharges to waters, air emissions, toxic substances, and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. These laws and regulations have the effect of increasing the cost and liabilities associated with the conduct of operations. Environmental risks are also inherent in railroad operations which frequently involve the transportation of chemicals and other hazardous materials.
  Santa Fe Railway expects it will become subject to new requirements regulating air emissions from diesel locomotives that may increase its operating costs in the future. By 1995, the United States Environmental Protection Agency must issue regulations applicable to new locomotive engines. Locomotive engines (other than new locomotive engines) may be regulated by states based on standards and procedures which the State of California ultimately adopts. The California standards are currently in the process of being developed.
  In addition, because many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the ``Superfund'' law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and predecessor owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by the Company, its current lessees, predecessor owners or lessees of properties, or other third parties. Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, and potential recoveries from third parties.
  During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure. As a result of this review and analysis it was determined that an additional accrual of $67 million was appropriate to provide for future costs of this nature which was recorded in the third quarter of 1992 as part of a rail special charge. In addition, the Company monitors, on a regular basis, accruals for environmental sites which have been identified. Payment of these accrued costs are expected to be made over the next five years. It is the opinion of SFP management that any costs in excess of recorded liabilities will not have a material adverse effect on the consolidated financial position of SFP.

COMMON STOCK MARKET PRICES AND DIVIDENDS

Santa Fe Pacific Corporation common stock is traded on the New York, Chicago and Pacific Stock Exchanges. The quarterly price range per share for the years 1993 and 1992 is as follows:

- ------------------------------------------------------
                       1993                 1992
- ------------------------------------------------------
                  High       Low       High      Low
- --------------   -------   -------   -------   -------
First Quarter    $15-5/8   $12-3/4   $14-1/8   $11-1/8
Second Quarter   $18-3/8   $14-1/2   $13-3/8   $11
Third Quarter    $19-1/8   $16-3/4   $12-7/8   $10-7/8
Fourth Quarter   $22-1/2   $18       $13-7/8   $10-5/8
- --------------   -------   -------   -------   -------

SFP paid a cash dividend of $0.10 per share in both 1993 and 1992. As of January 31, 1994, there were approximately 75,000 holders of record of SFP common stock.

                             REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF SANTA FE PACIFIC CORPORATION

The accompanying consolidated financial statements of Santa Fe Pacific Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accordance with generally accepted accounting principles and properly include amounts that are based on management's best judgments and estimates. Other financial information included in this annual report is consistent with that in the consolidated financial statements.
    The Company maintains a system of internal accounting controls, supported by adequate documentation, to provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.
    Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.
    The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and the internal auditors. The independent accountants and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Robert D. Krebs

Robert D. Krebs
Chairman, President and Chief Executive Officer

/s/ Denis E. Springer

Denis E. Springer
Senior Vice President and Chief Financial Officer


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS, CHAIRMAN AND BOARD OF DIRECTORS OF SANTA FE PACIFIC CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Santa Fe Pacific Corporation and subsidiary companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
    Note 18 to the consolidated financial statements includes a description of a change in the method of accounting for postretirement and postemployment benefits other than pensions effective January 1, 1992.

/s/ Price Waterhouse

Price Waterhouse

Kansas City, Missouri
February 4, 1994


                     CONSOLIDATED STATEMENT OF OPERATIONS
- ----------------------------------------------------------------------------------------------------------------
         Santa Fe Pacific Corporation and Subsidiary Companies
                                                                                     Year Ended December 31,
                                                                                 -------------------------------
         (In millions, except per share data)                                      1993      1992       1991
============================================================================     ===============================
REVENUES
         Rail                                                                     $2,409.2  $2,251.7   $2,153.5
         Gold                                                                        298.6     220.6      179.4
         Pipeline                                                                     18.6      24.1       27.1
- -----------------------------------------------------------------------------    -------------------------------
         Total revenues                                                            2,726.4   2,496.4    2,360.0
- -----------------------------------------------------------------------------    -------------------------------
OPERATING EXPENSES
         Rail                                                                      2,091.5   1,954.1    1,898.1
         Rail Special Charge                                                             -     320.4          -
         Gold                                                                        212.1     144.3      119.9
- -----------------------------------------------------------------------------    -------------------------------
         Total operating expenses                                                  2,303.6   2,418.8    2,018.0
- -----------------------------------------------------------------------------    -------------------------------
         Operating Income                                                            422.8      77.6      342.0
         Other Income Net                                                              6.9       2.2       31.8
         Gain on Sale of California Lines                                            145.4     204.9          -
         Gain on Exchange of Mineral Assets                                          217.5         -          -
         Interest Expense                                                            142.4     180.2      226.4
- -----------------------------------------------------------------------------    -------------------------------
         Income Before Income Taxes                                                  650.2     104.5      147.4
         Income Tax                                                                  311.4      41.0       51.0
- -----------------------------------------------------------------------------    -------------------------------
         Income Before Extraordinary Charge and Cumulative Effect
            of a Change in Accounting                                                338.8      63.5       96.4
         Extraordinary Charge on Early Retirement of Debt, Net of Income
            Taxes                                                                        -      (5.0)         -
         Cumulative Effect of a Change in Accounting for Postretirement and
            Postemployment Benefits, Net of Income Taxes                                 -    (163.0)         -
- -----------------------------------------------------------------------------    -------------------------------
         Net Income (Loss)                                                        $  338.8  $ (104.5)  $   96.4
=============================================================================    ===============================
INCOME (LOSS) PER SHARE OF COMMON STOCK
         Before Extraordinary Charge and Cumulative Effect of a Change
            in Accounting                                                         $   1.81  $   0.34   $   0.54
         Extraordinary Charge                                                            -     (0.03)         -
         Cumulative Effect of a Change in Accounting                                     -     (0.88)         -
- -----------------------------------------------------------------------------    -------------------------------
         Net Income (Loss)                                                        $   1.81  $  (0.57)  $   0.54
============================================================================     ===============================
         Average Number of Common and Common Equivalent Shares                       187.2     184.8      178.0
============================================================================     ===============================
         (See notes to consolidated financial statements)


                          CONSOLIDATED BALANCE SHEET
- --------------------------------------------------------------------------------
        Santa Fe Pacific Corporation and Subsidiary Companies

                                                                                                     December 31,
                                                                                                 --------------------
        (In millions)                                                                                 1993       1992
===============================================================================================  ====================
ASSETS

CURRENT ASSETS
        Cash and cash equivalents, at cost which approximates market                              $   96.4   $  100.1
        Accounts receivable, less allowances                                                         103.5       97.0
        Inventories                                                                                  120.4      107.4
        Note receivable--current                                                                      72.5       72.5
        Current portion of deferred income taxes                                                      78.1       90.4
        Other                                                                                        107.6       70.2
- -----------------------------------------------------------------------------------------------  --------------------
        Total current assets                                                                         578.5      537.6
- -----------------------------------------------------------------------------------------------  --------------------
        Note Receivable                                                                               36.2      108.7
        Other Long-Term Assets                                                                       326.1      359.8
- -----------------------------------------------------------------------------------------------  --------------------
        Properties, Plant and Equipment                                                            6,664.4    5,969.5
        Less: Accumulated depreciation, depletion and amortization                                 1,668.2    1,630.2
- -----------------------------------------------------------------------------------------------  --------------------
        Net properties                                                                             4,996.2    4,339.3
- -----------------------------------------------------------------------------------------------  --------------------
        Total Assets                                                                              $5,937.0   $5,345.4
===============================================================================================  ====================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
        Accounts payable and accrued liabilities                                                  $  715.7   $  723.3
        Deferred gold revenues--current                                                               15.4       12.9
        Long-term debt due within one year                                                           190.7      205.8
- -----------------------------------------------------------------------------------------------  --------------------
        Total current liabilities                                                                    921.8      942.0
- -----------------------------------------------------------------------------------------------  --------------------
        Long-Term Debt Due After One Year                                                          1,185.1    1,245.7
        Postretirement Benefits Liability                                                            291.2      283.2
        Rail Restructuring Liability                                                                 257.8      254.6
        Deferred Gold Revenues                                                                       133.8      149.3
        Other Long-Term Liabilities                                                                  644.4      557.7
        Deferred Income Taxes                                                                      1,234.6      984.4
- -----------------------------------------------------------------------------------------------  --------------------
        Total Liabilities                                                                          4,668.7    4,416.9
- -----------------------------------------------------------------------------------------------  --------------------

COMMITMENTS AND CONTINGENCIES (See Note 14 and Note 15)
- -----------------------------------------------------------------------------------------------  --------------------

SHAREHOLDERS' EQUITY
        Common stock                                                                                 190.0      190.0
        Paid-in capital                                                                              869.7      966.7
        Retained income                                                                              340.3       19.9
        Treasury stock, at cost                                                                     (131.7)    (248.1)
- -----------------------------------------------------------------------------------------------  --------------------
        Total shareholders' equity                                                                 1,268.3      928.5
- -----------------------------------------------------------------------------------------------  --------------------
        Total Liabilities and Shareholders' Equity                                                $5,937.0   $5,345.4
===============================================================================================  ====================

        (See notes to consolidated financial statements)

CONSOLIDATED STATEMENT OF CASH FLOWS
- -------------------------------------------------------------------------------
        Santa Fe Pacific Corporation and Subsidiary Companies

                                                                                              Year Ended December 31,
                                                                                        --------------------------------
        (In millions)                                                                       1993        1992        1991
====================================================================================    ================================
OPERATING ACTIVITIES
        Net income (loss)                                                               $  338.8    $ (104.5)   $   96.4
        Adjustments to reconcile net income (loss) to operating cash flows:
          Depreciation, depletion and amortization                                         247.9       216.1       208.4
          Deferred income taxes                                                            215.8        66.2        20.9
          Cumulative effect of a change in accounting for postretirement and
            postemployment benefits, net of income taxes                                     --        163.0         --
        Rail special charge                                                                  --        320.4         --
        Rail restructuring costs paid                                                      (80.9)     (118.9)     (104.5)
        Imputed interest expense                                                            26.6        23.3        23.8
        Gain on exchange of mineral assets                                                (217.5)        --          --
        Gain on sales of property, plant and equipment                                    (156.0)     (218.7)      (36.9)
        Other--net                                                                          (8.0)      (23.8)       16.1
        Changes in Working Capital:
          Accounts receivable                                                              (16.8)      (13.9)        1.0
          Inventories                                                                       (9.9)      (18.1)       (4.5)
          Accounts payable and accrued liabilities                                          48.8        47.9        51.5
          Short term investments and other current assets                                  (36.9)      (26.8)      (30.3)
- ------------------------------------------------------------------------------------    --------------------------------
        Net Cash Provided By Operating Activities                                          351.9       312.2       241.9
- ------------------------------------------------------------------------------------    --------------------------------
INVESTING ACTIVITIES
        Cash used for capital expenditures                                                (488.6)     (322.5)     (295.5)
        Proceeds from the sale of property, plant and equipment                            247.9       320.7        91.0
        Other--net                                                                          77.3        40.4        57.3
- ------------------------------------------------------------------------------------    --------------------------------
        Net Cash Provided By (Used For) Investing Activities                              (163.4)       38.6      (147.2)
- ------------------------------------------------------------------------------------    --------------------------------
FINANCING ACTIVITIES
        Proceeds from long-term borrowings and deferred gold revenues                      188.8        17.7        91.4
        Principal payments on long-term borrowings and deferred gold revenues             (382.4)     (444.2)     (157.4)
        Proceeds from sale of stock                                                          --          --         36.2
        Decrease in restricted funds                                                         --        14.9         15.9
        Cash dividends paid                                                                (18.5)     (18.2)       (17.9)
        Other--net                                                                          19.9       15.5         12.0
- ------------------------------------------------------------------------------------    --------------------------------
        Net Cash Used For Financing Activities                                            (192.2)    (414.3)       (19.8)
- ------------------------------------------------------------------------------------    --------------------------------
        Increase (Decrease) In Cash and Cash Equivalents                                    (3.7)     (63.5)        74.9
        Cash and Cash Equivalents:
        Beginning of year                                                                  100.1      163.6         88.7
- ------------------------------------------------------------------------------------    --------------------------------
        End of year                                                                     $   96.4   $  100.1     $  163.6
====================================================================================    ================================

        (See notes to consolidated financial statements)

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------
        Santa Fe Pacific Corporation and Subsidiary Companies

                                                      Shares of   Shares of
                                                         Common    Treasury      Common    Treasury     Paid-In    Retained
        (Shares in thousands) (Dollars in millions)       Stock       Stock       Stock       Stock     Capital      Income
===================================================    ====================================================================
BALANCE DECEMBER 31, 1990                               190,021      17,051    $  190.0     $(516.9)   $1,166.1     $  72.5
        1991 net income                                      --          --          --          --          --        96.4
        Dividends declared                                   --          --          --          --          --       (17.9)
        Sale of common stock                                 --      (4,043)         --       122.4       (86.2)         --
        Exercise of stock options                            --      (1,511)         --        45.8       (35.9)         --
        Shareholder rights redemption                        --      (1,311)         --        39.8       (31.2)       (8.4)
        Other                                                --          23          --        (0.3)        0.7          --
- ---------------------------------------------------    --------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                               190,021      10,209    $  190.0     $(309.2)   $1,013.5     $ 142.6
        1992 net loss                                        --          --          --          --          --      (104.5)
        Dividends declared                                   --          --          --          --          --       (18.2)
        Exercise of stock options                            --      (1,995)         --        60.5       (46.4)         --
        Other                                                --         (20)         --         0.6        (0.4)         --
- ---------------------------------------------------    --------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                               190,021       8,194    $  190.0     $(248.1)   $  966.7     $  19.9
        1993 net income                                      --          --          --          --          --       338.8
        Dividends declared                                   --          --          --          --          --       (18.5)
        Exercise of stock options                            --      (3,231)         --        97.1       (73.8)         --
        Issuance of restricted stock                         --        (777)         --        23.2       (23.2)         --
        Other                                                --         224          --        (3.9)         --         0.1
- ---------------------------------------------------    --------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                               190,021       4,410    $  190.0    $ (131.7)   $  869.7     $ 340.3
===================================================    ====================================================================

        Note: SFP has authorized common stock of 600 million shares with a par value of $1.00. Also authorized are 200 million shares of preferred stock with a par value of $1.00, none of which was outstanding at December 31, 1993.

        (See notes to consolidated financial statements)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                           Santa Fe Pacific Corporation and Subsidiary Companies


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Santa Fe Pacific Corporation and subsidiary companies (SFP or Company) which are majority owned and controlled, directly or indirectly, by SFP. The equity method is used to account for investments in 20% to 50% owned entities. All significant intercompany transactions have been eliminated.


Reclassifications

Certain comparative prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.


Statement of Cash Flows

SFP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. In addition to amounts reported as ``Cash Used for Capital Expenditures,'' SFP had noncash capital expenditures totaling $157.6 million, $9.5 million, and $35.2 million in 1993, 1992, and 1991, respectively. Noncash capital expenditures consist principally of directly financed equipment acquisitions and reimbursed projects at The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway). The exchange of mineral assets was a non-cash transaction and has been excluded from the Statement of Cash Flows (see Note 3: Gain on Exchange of Mineral Assets).


Accounts Receivable

SFP maintains an allowance for doubtful accounts based upon the estimated collectibility of all trade accounts receivable. Allowances for doubtful accounts of $16.4 million and $11.2 million have been applied as a reduction of accounts receivable at December 31, 1993 and 1992, respectively.


Other Current Assets

Other current assets include $76.8 million and $48.9 million at December 31, 1993 and 1992, respectively, of deferred mining costs at Santa Fe Pacific Gold Corporation (SFP Gold).


Inventories

Material and supply inventories, which represent substantially all inventories, are valued at the lower of cost (average or first-in, first-out) or market.


Note Receivable

The note receivable included in the consolidated balance sheet relates to the sale of a subsidiary in 1986. Principal payments of $72.5 million were received in both 1993 and 1992. Remaining proceeds to be received from the note are $72.5 million in 1994 and $36.2 million in 1995.


Properties

Properties are stated at cost and include capitalized interest incurred during construction of $8.7 million in 1993, $3.8 million in 1992, and $4.4 million in 1991. Additions and replacements are capitalized. Expenditures for maintenance and repairs are charged to income. Upon normal sale or retirement of depreciable railroad property, cost less salvage, net of cost of removal, is charged to accumulated depreciation and no gain or loss is recognized. With respect to all other property sold or retired, gain or loss is recognized. Depreciation of railroad properties is computed under the straight-line method. Depreciation and depletion of gold operating properties is based on either the unit-of-production or straight-line method.


Exploration and Development Costs

Exploration and development costs incurred in gold operations, prior to the determination of the feasibility of proceeding with mining operations, are expensed as incurred. Development costs incurred thereafter are capitalized and amortized on a unit-of-production basis.


NOTE 2: GAIN ON SALE OF CALIFORNIA LINES

In November 1992, Santa Fe Railway announced that it and eight southern California transportation agencies had reached definitive agreements for the sale to the agencies of certain interests in approximately 340 miles of rail lines and additional property, for cash and relief of obligations to reimburse certain state and county agencies for capital improvements previously paid for by the agencies and the State of California. Santa Fe Railway retained all rights necessary for its freight operations in southern California. The transportation agencies anticipate using these facilities for commuter lines.
  Cash proceeds of $226.9 million in 1993 and $255.0 million in 1992 were received resulting in pre-tax gains of $145.4 million and $204.9 million in 1993 and 1992, respectively. Both of the gains recognized are net of the cost of the properties and other expenses of the sale. Additionally, the 1993 gain is net of an obligation retained by Santa Fe Railway which under certain conditions, requires the repurchase of a portion of the properties sold for $50 million. Proceeds of $126.0 million and $201.0 million were used to retire debt in 1993 and 1992, respectively (see Note 11: Long-Term Debt).


NOTE 3: GAIN ON EXCHANGE OF MINERAL ASSETS

On June 25, 1993, SFP Gold closed an asset exchange with Hanson Natural Resources Company (Hanson), an affiliate of Hanson, PLC. SFP Gold received certain gold assets of Hanson, including two operating gold mines in Nevada and California, two late stage development projects in Nevada and Montana and other gold prospects. Hanson acquired essentially all coal assets of SFP Gold including the Lee Ranch Mine and undeveloped coal reserves and six crushed stone and aggregate quarries.
  The exchange was recorded as a purchase of assets and accordingly, the results from the gold assets have been reflected in operations prospectively from the date of closing. The fair value of the gold assets for financial reporting purposes was approximately $425 million. SFP recognized an after tax, non-cash gain of $108.3 million on the exchange which represents the excess of the fair value of the gold assets received over the sum of the carrying value of the coal and aggregate assets and expenses of the exchange.

    The following represents SFP's unaudited pro forma results of operations for the years ended December 31, 1993 and 1992, respectively, assuming the exchange had occurred at the beginning of each fiscal year, but excluding the gain on the transaction, described above. The pro forma results include higher amortization resulting from the write-up of the gold assets received in the exchange. The pro forma results do not reflect any operating efficiencies and cost savings which SFP believes are achievable with respect to the gold assets received in the exchange.

- ----------------------------------------------------------------------------
Year Ended December 31,                                     1993        1992
====================================================    ====================
(In millions, except per share data)
Revenues                                                $2,744.3    $2,582.8
- ----------------------------------------------------    --------------------
Income before extraordinary charge and
  cumulative effect of a change in accounting              220.6        62.9
Extraordinary charge                                          --        (5.0)
Cumulative effect of a change in accounting                   --      (163.0)
- ----------------------------------------------------    --------------------
Net Income (Loss)                                       $  220.6    $ (105.1)
- ----------------------------------------------------    --------------------
Income per share of common stock
  Before extraordinary charge and a change in
    accounting                                          $   1.18    $   0.34
  Extraordinary charge                                        --       (0.03)
  Cumulative effect of a change in accounting                 --       (0.88)
- ----------------------------------------------------    --------------------
Net Income (Loss) per share                             $   1.18    $  (0.57)
====================================================    ====================

NOTE 4: RAIL OPERATING EXPENSES

The operating expenses of Santa Fe Railway, excluding the 1992 Rail Special Charge discussed in Note 5, consisted of the following:

- ----------------------------------------------------------------------------
(In millions)                                   1993        1992        1991
========================================    ================================
Compensation and benefits                   $  799.8    $  798.8    $  781.8
Fuel                                           239.1       205.5       206.7
Equipment rents                                229.4       186.0       162.2
Depreciation and amortization                  188.4       180.8       184.3
Materials and supplies                         127.7       127.5       135.2
Other                                          507.1       455.5       427.9
- ----------------------------------------    --------------------------------
Total                                       $2,091.5    $1,954.1    $1,898.1
========================================    ================================

NOTE 5: RAIL SPECIAL CHARGE

During 1992, Santa Fe Railway recorded a $320.4 million pre-tax special charge which included provisions for restructuring and environmental.

Restructuring

Approximately $253 million of the charge related to restructuring and included $149 million for the present value of costs of an agreement reached in 1992 with the United Transportation Union (UTU) which provided for reduced crew sizes and elimination of productivity payments on the eastern half of the railroad while establishing additional security and other benefits for UTU employees. $73 million of the charge was for costs related to the centralization of certain operations. These costs include relocation, amounts associated with vacated facilities and the present value of employees' separation. The remainder of the restructuring portion of the charge related to other employee and facility costs. Restructuring costs paid in 1993 totaled $80.9 million and were primarily related to the operations centralization and employee related costs for the above crew consist and other previously established labor agreements. A significant portion of the remaining restructuring expenditures will be incurred over the next several years; however, certain labor agreement modifications will not be paid until the employees' retirement. Santa Fe Railway has obtained letters of credit of approximately $18 million supporting certain of its obligations under these labor agreements.


Environmental

Approximately $67 million of the special charge was to increase accruals for environmental clean-up and remediation, primarily on abandoned properties (see
Note 15: Contingencies). During 1993, payments charged to the environmental reserve were approximately $13 million, with the majority of remaining expenditures expected to be incurred over the next five years.

NOTE 6: PIPELINE PARTNERSHIP

A wholly owned subsidiary of SFP, SFP Pipeline Holdings, Inc. (Pipeline Holdings), through its wholly owned subsidiary, holds an aggregate 44% common unit ownership in Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership), a Delaware limited partnership. This interest is held through a 2% general partner interest and a 42% limited partner interest. The Company accounts for its interest in the partnership under the equity method.
    Pipeline Holdings also issued the Pipeline Exchangeable Debentures (Pipeline Debentures) (see Note 11: Long-Term Debt) which are traded on the New York Stock Exchange and under certain circumstances are exchangeable for common units that represent SFP's 42% limited partnership interest in the Pipeline Partnership. Interest on the Pipeline Debentures is payable quarterly and is equal to the greater of (a) distributions of cash from operations declared by the Pipeline Partnership for such quarter on the number of common units for which the Pipeline Debentures are then exchangeable or (b) 2% of the unpaid Pipeline Debentures principal balance.
    During 1993, 1992 and 1991, SFP, through its wholly owned subsidiaries, received cash distributions of $25.1 million, $25.1 million, and $23.8 million, respectively, from the Pipeline Partnership. Of these distributions $22.8 million, $22.8 million, and $22.0 million, respectively, were used to pay interest costs on the Pipeline Debentures.
    The following table sets forth selected financial data for the Pipeline
Partnership:

- ----------------------------------------------------------------------------
Year ended December 31,                         1993        1992        1991
========================================    ================================
(In millions, except per unit data)
Income Statement Data
  Total revenues                              $219.5      $205.0      $193.4
  Operating income                              78.3        91.4        95.8
  Interest expense                              37.1        36.9        36.9
  Net income                                    41.6        54.1(1)     60.6
Per Unit Data
  Net income per unit                         $ 2.13      $ 2.77(1)   $ 3.10
  Cash distributions per unit                   2.80        2.80        2.75
- ----------------------------------------    --------------------------------
December 31,                                    1993        1992
========================================    ====================
Balance Sheet Data
  Total current assets                        $ 67.7      $ 58.4
  Net properties, plant and equipment          616.6       618.1
  Total assets                                 697.0       684.9
  Total current liabilities                     35.6        21.6
  Long-term debt                               355.0       355.0
  Total partners' capital                      265.9       279.0
========================================    ====================

(1) 1992 net income and net income per unit exclude a charge for the cumulative effect of a change in accounting for postretirement and postemployment benefits of $16.4 million or $0.84 per unit.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                           Santa Fe Pacific Corporation and Subsidiary Companies


NOTE 7: OTHER INCOME-NET

Other income-net consisted of the following:

- --------------------------------------------------------------------
(In millions)                             1993       1992       1991
====================================    ============================
Real estate activities                  $ 19.4     $ 23.9     $ 45.6
Interest income                           12.8       19.9       32.0
Corporate administrative expenses        (24.2)     (22.3)     (20.0)
Accounts receivable fees                  (8.3)      (9.4)     (14.5)
Arbitration/litigation settlements        21.6          -          -
Other-net                                (14.4)      (9.9)     (11.3)
- ------------------------------------    ----------------------------
Total                                   $  6.9     $  2.2     $ 31.8
====================================    ============================

NOTE 8: INCOME TAXES

The provision for income taxes consisted of the following:


- --------------------------------------------------------------------
(In millions)                             1993       1992       1991
====================================    ============================
Current:
  Federal                               $ 66.8     $(24.6)     $26.7
  State                                    5.8       (0.6)       3.4
- ------------------------------------    ----------------------------
    Total Current                         72.6      (25.2)      30.1
- ------------------------------------    ----------------------------
Deferred:
  Federal                                213.3       54.3       18.1
  State                                   25.5       11.9        2.8
- ------------------------------------    ----------------------------
    Total Deferred                       238.8       66.2       20.9
- ------------------------------------    ----------------------------
    Total                               $311.4     $ 41.0      $51.0
====================================    ============================

    Income taxes as reflected in the consolidated statement of operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows:


- --------------------------------------------------------------------
(In millions)                             1993       1992       1991
====================================    ============================
Federal income tax at statutory rate
  (35% in 1993, 34% in 1992-1991)       $227.5     $ 35.5      $50.1
Increase (decrease) in taxes
  resulting from:
  State income taxes, net of
    federal benefit                       20.3        7.5        4.1
  1% increase in federal tax rate         25.5          -          -
  Exchange of mineral assets              23.5          -          -
  Depletion                               (8.7)      (3.5)      (3.0)
  Other                                   23.3        1.5       (0.2)
- ------------------------------------    ----------------------------
  Total                                 $311.4     $ 41.0      $51.0
====================================    ============================

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of January 1, 1992 having previously accounted for income taxes under SFAS No. 96. The adoption of SFAS No. 109 had no impact on 1992 net income. Both SFAS No. 96 and No. 109 required that deferred income taxes be determined based on temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse.
     The Omnibus Budget Reconciliation Act of 1993 resulted in an increase in the maximum corporate federal income tax rate from 34% to 35% retroactive to January 1, 1993. In accordance with SFAS No. 109, SFP recorded additional income tax expense of $25.5 million, representing the impact of the 1% rate increase on SFP's net beginning of year deferred income tax liability. The impact of the tax increase as of August 10, 1993, the date of enactment, was approximately $32 million. The difference between the $25.5 million impact as of the beginning of the year and the $32 million impact as of August 10, 1993 is due to taxable income and temporary differences generated during the period January 1, 1993 through August 10, 1993.
     Principal temporary differences that gave rise to the net deferred tax liability at December 31, 1993 and 1992 were as follows:


- ---------------------------------------------------------------------------
(In millions)                                            1993          1992
================================================    =======================
Deferred tax debits:
  Accrued liabilities not deductible until paid:
    Restructuring                                   $   119.5     $   144.6
    Postretirement benefits                             113.3         108.2
    Other                                               243.2         247.5
  Non-expiring AMT credit carryforwards                 106.9          88.0
  Other                                                  26.1          39.4
- ------------------------------------------------    -----------------------
  Subtotal                                          $   609.0     $   627.7
- ------------------------------------------------    -----------------------
Deferred tax credits:
  Depreciation                                      $(1,303.1)    $(1,231.8)
  Condemnation sales                                   (211.8)       (123.1)
  Other                                                (250.6)       (166.8)
- ------------------------------------------------    -----------------------
  Subtotal                                          $(1,765.5)    $(1,521.7)
- ------------------------------------------------    -----------------------
    Net deferred tax liability                      $(1,156.5)    $  (894.0)
================================================    =======================

     During 1993 and 1992, SFP made income tax payments, net of refunds, of $23.9 million and $8.2 million, respectively. During 1991, SFP received net refunds of $8.5 million.
     The federal income tax returns of SFP have been examined through 1988. All years prior to 1981 are closed. Issues relating to the years 1981-1988 are being contested through various stages of administrative appeal. In addition, SFP and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment which might be assessed for open years through 1993.

NOTE 9: SALES OF ACCOUNTS RECEIVABLE

Santa Fe Railway has an agreement to sell, on a revolving basis, an undivided percentage interest in certain accounts receivable, with limited recourse, to a financial institution. The agreement, which expires in December 1994, allows for sales of accounts receivable up to a maximum of $225.0 million. Santa Fe Railway acts as collection agent under the agreement. The amount of accounts receivable sold under the agreement was $225.0 million at both December 31, 1993 and 1992. The financial institution purchases an interest in a pool of receivables that has generally ranged from $250-$325 million during 1993 and 1992. Santa Fe Railway is exposed to credit loss related to collection of accounts receivable to the extent that the purchased interest exceeds the amount of accounts receivable sold. Costs related to the agreement vary on a monthly basis and are generally related to certain interest rates. These costs, which are included in Other Income-Net, were $8.3 million, $9.4 million and $14.5 million in 1993, 1992 and 1991, respectively.

NOTE 10: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at December 31, 1993 and 1992 consisted of the following:

- ------------------------------------------------------------
(In millions)                                  1993    1992
- ------------------------------------------------------------
Accounts and wages payable                    $169.2  $172.0
Accrued claims                                  90.3    88.3
Rail restructuring                              57.8   122.6
Vacations                                       52.1    50.5
Taxes other than income taxes                   36.9    39.5
Interest                                        29.6    30.7
Other                                          279.8   219.7
- ------------------------------------------------------------
Total                                         $715.7  $723.3
============================================================

NOTE 11: LONG-TERM DEBT

Long-term debt at December 31, 1993 and 1992 consisted of the following:

- ------------------------------------------------------------
(In millions)                                 1993     1992
- ------------------------------------------------------------
Equipment Obligations, weighted average
 rate of 8.9%, maturing from 1994 to 2008  $  478.9 $  453.1
Pipeline Exchangeable Debentures, 10.4%
 (variable), maturing 2010                    219.0    219.0
Senior Notes, 12.65%, maturing
 from 1998 to 2000                            200.0    200.0
Gold Master Credit Facility, 4.2%
 (variable) maturing from 1996 to 1998        140.0       --
Term Loan, 4.0% (variable), maturing
 from 1994 to 1995                            108.7    181.2
Mortgage Bonds, 4%, maturing 1995              95.8     95.8
Lone Tree Gold Facility 4.5% (variable)
 maturing from 1994 to 2000                    60.0     17.7
Bank Term Loan, 4.1% (variable),
 maturing from 1994 to 1997                    50.0    130.8
Minerals Credit Agreement (variable)             --    126.0
Other Obligations, 9.4% to 10.3%,
 maturing from 1994-2014                       40.2     44.9
Debt discount                                 (16.8)   (17.0)
- ------------------------------------------------------------
Total long-term debt                        1,375.8  1,451.5
- ------------------------------------------------------------
Due within one year                          (190.7)  (205.8)
- ------------------------------------------------------------
Due after one year                         $1,185.1 $1,245.7
============================================================

  Under the Bank Term Loan, SFP has a $173.6 million revolving credit facility for general corporate purposes. SFP pays commitment fees of 3/8% per annum on the unused portion of the Bank Term Loan and revolving credit facility, payable quarterly. As of December 31, 1993, no borrowings were outstanding under the revolving credit facility.

  In October 1993, SFP Gold entered into a $190 million unsecured revolving credit facility involving several banks (Gold Master Credit Facility). SFP Gold is required to pay a commitment fee of 0.05% on outstanding commitments and a facility fee of 0.26% on outstanding borrowings. As of December 31, 1993, $140.0 million was outstanding under the Gold Master Credit Facility. The use of proceeds from the Gold Master Credit Facility is restricted to financing transaction costs associated with the exchange of mineral assets (see Note 3:
Gain on Exchange of Mineral Assets), and financing working capital requirements.

  All the assets of the Lone Tree Gold Mine are pledged as collateral for the cash and gold borrowings under Lone Tree Mining, Inc.'s Gold Loan Agreement (Lone Tree Gold Facility) (see Note 13: Deferred Gold Revenues). Additionally, cash and gold borrowings under the Lone Tree Gold Facility are guaranteed by SFP.

  In December 1992, SFP accelerated the repayment of borrowings related to a 1990 litigation settlement. The early extinguishment of debt resulted in an extraordinary charge of $5.0 million, net of applicable tax benefits of $3.0 million, reflecting the write off of unamortized debt discount. Additionally, in March 1993, SFP acceler-ated the repayment of $126.0 million associated with the Minerals Credit Agreement. Both of the above repayments were made using a portion of the 1992 and 1993 proceeds from Santa Fe Railway's sale of California lines (see Note 2: Gain on Sale of California lines).

  In December 1993, SFP filed a shelf registration statement with the SEC, for the issuance of up to $250 million in debt securities, none of which had been issued at December 31, 1993.

  As of December 31, 1993, projected principal repayments of long term debt during the five years 1994 through 1998, excluding capital leases, are $188.9 million, $218.5 million, $56.1 million, $102.5 million and $202.7 million, respectively. Total interest paid was $120.7 million in 1993, $158.5 million in 1992 and $177.6 million in 1991.

  Substantially all railroad property is subject to liens securing Mortgage Bonds or Equipment Obligations. The payment of cash dividends by SFP is restricted by various debt covenants. Such restrictions vary with levels of income and other factors. At December 31, 1993, no payment of dividends was allowed; however, the Company believes that it could change the designation of SFP Gold under the restrictive debt agreement or distribute SFP Gold to SFP shareholders to eliminate the dividend restriction. Certain other debt agreements of the Company and its subsidiaries include covenants which place limitations on indebtedness and intercompany dividends, require the maintenance of various financial ratios, and restrict the disposition of assets. Pipeline Holdings is contingently liable for $355.0 million of Pipeline Partnership debt.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, 1993 and 1992, and the methods and assumptions used to estimate such fair values, are as follows:

Cash and short-term investments

The fair value of cash and short-term investments approximates the carrying amount because of the short maturity of those instruments.

Note Receivable

The fair value of the Note Receivable approximates the carrying amount as the variable interest rate on the note approximates current interest rates.

Other Investments

SFP maintained an investment in common stock which became publicly traded during 1993. The carrying value of the investment at December 31, 1993 was $10.6 million. In January 1994, the investment was sold resulting in a pre-tax gain of approximately $25 million. Additionally, SFP maintains various other investments in common stock with a carrying value at December 31, 1993 and 1992 of approximately $17 million and $27 million, respectively, which are accounted for under a cost basis. These investments are in non-publicly traded companies which have no quoted market prices; therefore, a reasonable estimate of fair value could not be made.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Santa Fe Pacific Corporation and Subsidiary Companies

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates which would be offered to the Company for debt of the same remaining maturities. The carrying value of debt at December
31, 1993 and 1992 was $1,375.8 million and $1,451.5 million compared with estimated fair values of approximately $1,595 million and $1,620 million, respectively.

NOTE 13: DEFERRED GOLD REVENUES

SFP Gold has borrowed gold to finance the development of its Twin Creeks and Lone Tree Mines. Proceeds from the sale of the borrowed gold are recorded as deferred revenue at the average price realized. As SFP Gold delivers gold from production, in repayment of the gold loan, revenue will be recorded at this average loan price, reducing the deferred revenue balance accordingly.

  Deferred gold revenue borrowings outstanding under loan and security agreements for the Twin Creeks and Lone Tree Mines total $98.0 million and $51.2 million, respectively, as of December 31, 1993, and $111.0 million and $51.2 million, respectively, as of December 31, 1992. Under the agreements, all assets of the mines are pledged as collateral. Interest on the borrowings are based on the banks' cost of gold funding plus a credit spread of 1%. As of December 31, 1993, repayments under the agreements, in ounces of gold, during the next five years 1994 through 1998 are 36,844; 67,552; 55,252; 55,252 and 64,484, respectively.

NOTE 14: LEASES AND OTHER COMMITMENTS

SFP leases certain locomotives, freight cars, trailers, data processing equipment and other property. Future minimum lease payments for operating leases (which reflect operating leases having non-cancelable lease terms in excess of one year) as of December 31, 1993 are summarized as follows:

- -------------------------------------------------------------
(In millions)
- -------------------------------------------------------------
1994                                                    $61.7
1995                                                     56.2
1996                                                     47.0
1997                                                     36.7
1998                                                     30.5
Later years                                             174.7
- -------------------------------------------------------------
Total minimum payments                                 $406.8
=============================================================

  Rental expense for all operating leases was $97.7 million in 1993, $76.2 million in 1992 and $70.7 million in 1991. Contingent rentals and sublease rentals were not significant.

  Santa Fe Railway has entered into agreements with certain locomotive suppliers which provide for maintenance on a portion of its locomotive fleet. As of December 31, 1993, these agreements obligate Santa Fe Railway to make minimum annual payments over periods ranging from two to eighteen years. Santa Fe Railway has also entered into haulage agreements with other rail carriers under which it is required to make minimum payments if specified traffic levels are not met. In the aggregate, these agreements require minimum annual payments of approximately $63 million in 1994, $52 million in 1995, $50 million in 1996, $51 million in 1997, $52 million in 1998, and $327 million in total thereafter through 2012. Payments under the agreements totaled approximately $68 million, $62 million and $49 million in 1993, 1992 and 1991 respectively.

  In connection with the closing of the sale of California lines, Santa
Fe Railway has entered into various shared use agreements with the agencies which require Santa Fe Railway to pay the agencies approximately $6.0 million annually for the maintenance of track structure and facilities. In addition, Santa Fe Railway is committed to acquire locomotives valued at approximately $62 million in 1994. SFP Gold is committed to acquire mining equipment valued at approximately $7.0 million in 1994.

  Santa Fe Railway has entered into hedging positions which are anticipated to cover approximately two-thirds of 1994 fuel purchases. These positions are settled quarterly based on average commodity prices with gains or losses recognized within fuel expense upon settlement.

  SFP Gold has entered into various forward sales contracts, excluding gold loans (see Note 13: Deferred Gold Revenues), providing for the future delivery of gold. The forward sales contracts have an aggregate sales value of approximately $224 million which commit SFP Gold to the future delivery of 570,500 ounces of gold at an average price of $393 per ounce. Scheduled delivery dates under the forward sales contracts range from the beginning to the end of 1994. In addition, SFP Gold has committed 114,000 ounces in 1994 under call options at prices ranging between $375 and $385 per ounce and has purchased put options on 114,000 ounces at strike prices ranging between $318 and $331 per ounce. These put and call options expire at a rate of 9,500 ounces per month during 1994.

NOTE 15: CONTINGENCIES

Environmental

The Company is subject to extensive regulation under federal, state and local environmental laws concerning, among other things, discharges to waters, air emissions, toxic substances, and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. These laws and regulations have the effect of increasing the cost and liabilities associated with the conduct of operations. Environmental risks are also inherent in railroad operations which frequently involve the transportation of chemicals and other hazardous materials.

  Santa Fe Railway expects it will become subject to new requirements regulating air emissions from diesel locomotives that may increase its operating costs in the future. By 1995, the United States Environmental Protection Agency must issue regulations applicable to new locomotive engines. Locomotive engines (other than new locomotive engines) may be regulated by states based on standards and procedures which the State of California ultimately adopts. The California standards are currently in the process of being developed.

  In addition, because many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive
Environmental Response, Compensation and Liability Act
(CERCLA), also known as the ``Superfund'' law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and predecessor owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by the Company, its current lessees, predecessor owners or lessees of properties, or other third parties. Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, and potential recoveries from third parties.

During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure.
As a result of this review and analysis it was determined that an additional accrual of $67 million was appropriate to provide for future costs of this nature which was recorded in the third quarter of 1992 as part of the rail special charge (see Note 5: Rail Special Charge). In addition, the Company monitors, on a regular basis, accruals for environmental sites which have been identified. Payment of these accrued costs are expected to be made over the next five years. It is the opinion of SFP management that any future costs in excess of recorded liabilities will not have a material adverse effect on the consolidated financial position of SFP.

Other Claims and Litigation

SFP is also a party to a number of other legal actions arising in the ordinary course of business, including various governmental proceedings and private civil suits. While the final outcome of these other legal actions cannot be predicted with certainty, considering the meritorious legal defenses available, it is the opinion of SFP management that none of these other legal actions, when finally resolved, will have a material adverse effect on the consolidated financial position of SFP.

NOTE 16: PENSION PLANS

SFP and its subsidiaries have two significant defined benefit pension plans, the trusteed noncontributory Santa Fe Pacific Corporation
Retirement Plan (Retirement Plan) and the Santa Fe Pacific Corporation Supplemental Retirement Plan (Supplemental Plan).

The Retirement Plan complies with Employee Retirement Income
Security Act of 1974 (ERISA) requirements and covers substantially all officers and employees of SFP and its subsidiaries not covered by collective bargaining agreements. Benefits payable under the Retirement Plan are based on compensation during the 60 highest paid consecutive months of service during the ten years immediately preceding retirement and years of service. SFP's funding policy is to contribute annually not less than the ERISA minimum, and not more than the maximum amount deductible for income tax purposes.

The Supplemental Plan is an unfunded plan that provides supplementary retirement benefits primarily to certain executives.

Components of pension income and expense relating to the Retirement and Supplemental Plans for 1993, 1992 and 1991 were as follows:

RETIREMENT PLAN

(In millions)                               1993     1992   1991
- -----------------------------------------------------------------
Components of pension (income) expense
  Service cost                            $   6.6  $  7.7  $  8.7
  Interest cost                              42.4    39.6    40.4
  Actual return on plan assets             (111.7)  (59.1)  (99.9)
  Net amortization and deferral              47.2    (5.4)   37.0
- -----------------------------------------------------------------
Total                                      $(15.5) $(17.2) $(13.8)
=================================================================

SUPPLEMENTAL PLAN

(In millions)                                1993    1992    1991
- -----------------------------------------------------------------
Components of pension expense
  Service cost                               $0.1    $0.1    $0.1
  Interest cost                               0.7     0.7     0.7
  Net amortization and deferral               0.5     0.6     0.6
- -----------------------------------------------------------------
Total                                        $1.3    $1.4    $1.4
=================================================================

Plan assets and liabilities are measured at September 30. A reconciliation of the funded status of the plans with amounts recorded is shown as follows:

RETIREMENT PLAN

(In millions)                                       1993    1992
- -----------------------------------------------------------------
Plan assets at fair value, primarily invested in
 common stock, and U.S. and corporate bonds       $ 667.0 $ 597.5
Actuarial present value of projected
 benefit obligation
   Accumulated benefit obligation
     Vested                                        (540.7) (425.7)
     Nonvested                                      (30.8)  (29.3)
   Provision for future salary increases            (43.5)  (47.4)
- -----------------------------------------------------------------
Excess of plan assets over projected benefit
 obligation                                          52.0    95.1
Unrecognized net (gain) loss                         31.3   (30.1)
Unrecognized prior service cost                      13.4    17.8
Unrecognized net transition asset being
 recognized ratably through 2002                    (16.1)  (18.1)
- -----------------------------------------------------------------
Prepaid pension asset                             $  80.6  $ 64.7
=================================================================

SUPPLEMENTAL PLAN

(In millions)                                        1993     1992
- ------------------------------------------------------------------
Actuarial present value of projected benefit
 obligation
   Accumulated vested benefit obligation            $(8.6)   $(7.4)
   Provision for future salary increases             (0.6)    (1.2)
- ------------------------------------------------------------------
Projected benefit obligation                         (9.2)    (8.6)
Unrecognized net gain                                (0.8)    (1.2)
Unrecognized net transition obligation being
 recognized ratably through 2003                      5.7      6.3
Adjustment required to recognize minimum
 liability                                           (4.3)    (3.9)
- ------------------------------------------------------------------
Accrued pension liability                           $(8.6)   $(7.4)
- ------------------------------------------------------------------

Major assumptions
  (Retirement and Supplemental Plans):
Discount rate                                         7.0%     8.5%
Rate of increase in compensation levels               4.0%     5.5%
Expected return on market value of plan assets        9.75%   11.0%
==================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Santa Fe Pacific Corporation and Subsidiary Companies

NOTE 17: OTHER POSTRETIREMENT BENEFITS

In addition to the Company's defined benefit pension plans, salaried employees who have attained age 55 and who have rendered ten years of service are eligible for both medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only.

The Company adopted SFAS No. 106 effective January 1, 1992 (see Note 18: Change in Method of Accounting for Postretirement and Postemployment Benefits). Components of net periodic postretirement benefit cost relating to the medical plan and the life insurance plan were as follows:

MEDICAL PLAN

(In millions)                                 1993     1992
- ------------------------------------------------------------
Components of net periodic
 postretirement benefit cost
  Service cost                                $ 3.8    $ 5.4
  Interest cost                                15.3     18.4
  Net amortization and deferral                (3.5)      --
- ------------------------------------------------------------
Total                                         $15.6    $23.8
============================================================

LIFE INSURANCE PLAN

(In millions)                                  1993     1992
- ------------------------------------------------------------
Components of net periodic
 postretirement benefit cost
  Service cost                                $ 0.3    $ 0.2
  Interest cost                                 3.9      3.8
- ------------------------------------------------------------
Total                                         $ 4.2    $ 4.0
============================================================

Prior to 1992, the costs of these benefits were generally recognized when paid and for 1991 were $13.6 million.

SFP's policy is to fund benefits payable under the medical and life insurance plans as due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1993 and 1992. The Company uses a September 30 measurement date.


MEDICAL PLAN

(In millions)                                 1993     1992
- ------------------------------------------------------------
Accumulated postretirement
 benefit obligation
  Retirees                                   $139.0   $114.4
  Fully eligible active plan participants      16.2      9.5
  Other active plan participants               80.2     57.1
- ------------------------------------------------------------
Accumulated postretirement
 benefit obligation                           235.4    181.0
- ------------------------------------------------------------
Unrecognized prior service credit              42.1     45.6
Unrecognized net gain (loss)                  (39.7)     3.1
- ------------------------------------------------------------
Accrued postretirement liability             $237.8   $229.7
============================================================

LIFE INSURANCE PLAN

(In millions)                                 1993     1992
- ------------------------------------------------------------
Accumulated postretirement
 benefit obligation
  Retirees                                    $45.9    $43.6
  Fully eligible active plan participants       0.2       --
  Other active plan participants                5.1      4.3
- ------------------------------------------------------------
Accumulated postretirement
 benefit obligation                            51.2     47.9
- ------------------------------------------------------------
Unrecognized net gain (loss)                   (5.4)    (1.3)
- ------------------------------------------------------------
Accrued postretirement liability              $45.8    $46.6
============================================================

The unrecognized prior service credit will be amortized straight line over the average future service to full eligibility of the active population.

For 1994, the assumed health care cost trend rate for managed care medical costs is 11.5% and is assumed to decrease gradually to 5% by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate is 14% and is assumed to decrease gradually to 5% by 2006 and remain constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan by $36.5 million and the aggregate of the service and interest components of net periodic postretirement benefit cost recognized in 1993 by $3.2 million. In 1993, the assumed health care cost trend rate for managed care medical costs was 12% and was assumed to decrease gradually to 5.5% by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate was 15% in 1993 and was assumed to decrease gradually to 6.5% by 2006 and remain constant thereafter.

The weighted-average discount rate assumed in determining the accumulated postretirement benefit obligation was 7% and 8.5% in 1993 and 1992, respectively. The assumed weighted-average salary increase was 4.0% and 5.5% in 1993 and 1992, respectively.

Other Plans

Under collective bargaining agreements, Santa Fe Railway participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $3.3 million, $3.5 million and $3.7 million in 1993, 1992 and 1991, respectively.

NOTE 18: CHANGE IN METHOD OF ACCOUNTING FOR POSTRETIREMENT
         AND POSTEMPLOYMENT BENEFITS

Effective January 1, 1992, the Company adopted SFAS No. 106,
"Employers' Accounting for Postretirement Benefits Other Than Pensions" and
SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No.
106 requires that an actuarial method be used to accrue the expected cost of postretirement health care and other benefits over employees' years of service. SFAS No. 112 relates to benefits provided to former or inactive employees after employment but before retirement and requires recognition of these benefits if they are vested and payment is probable and reasonably estimable. Prior to 1992, the cost of most postretirement and certain postemployment benefits were expensed when paid. The cumulative effect of this change in accounting attributable to years prior to 1992 was to decrease 1992 net income by $163.0 million, net of the related income tax benefit of $97.0 million. The impact of SFAS No. 106 comprises approximately $158 million of the change. Additionally, expenses in 1992 were $14 million higher than in 1991 as a result of the change in accounting for these costs.


NOTE 19: STOCK OPTION AND GROWTH PLANS

Under various plans, the most significant of which are the Santa Fe Pacific Long Term Incentive Stock Plan (Long Term Plan) and the Santa Fe Pacific Incentive Stock Compensation Plan (Incentive Compensation Plan), options have been granted to employees to purchase common stock of SFP at a price not less than the fair market value at the date of grant. Options are generally exercisable no earlier than one year after the date of grant and expire ten years after the date of grant. Under these plans, approximately 0.8 million shares of restricted stock have been granted with the restrictions on such shares lapsing no earlier than one year from the date of grant and upon the attainment of certain corporate performance objectives or the completion of a required vesting period.

  A total of 10 million shares, excluding 2 million additional shares that may be granted in exchange for shares tendered to the Company to pay for an option exercise, and a total of 18.4 million shares may be used under the Long Term Plan and Incentive Compensation Plan, respectively. The Long Term Plan replaced the Incentive Compensation Plan and no new grants will be made under the Incentive Compensation Plan. Under these plans, awards may be granted in the form of (1) options to purchase SFP common stock; (2) shares of restricted stock, which may be issued in combination with performance units; (3) Performance Units; and (4) stock appreciation rights. Awards of 6.6 million shares under the Long Term Plan and 14.6 million shares under the Incentive Compensation Plan, of SFP common stock, net of options surrendered or terminated, have been made in the form of options, stock appreciation rights, and restricted stock.

  Approximately 4.9 million of outstanding options are exercisable within the next year. Option activity in all plans during 1993, 1992 and 1991 is summarized below:


                                              SFP      Average
                                             Shares     Price
- --------------------------------------------------------------
Options outstanding at December 31, 1990   15,610,892  $ 7.46
Granted                                       343,700    7.22
Exercised                                   2,022,221    6.21
Surrendered or terminated                   2,887,071    9.20
                                           ----------
Options outstanding at December 31, 1991   11,045,300  $ 7.23
Granted                                        70,000   12.31
Exercised                                   2,114,257    6.93
Surrendered or terminated                     750,475    8.43
                                           ----------
Options outstanding at December 31, 1992    8,250,568  $ 7.24
Granted                                     5,814,770   17.17
Exercised                                   3,284,947    7.21
Surrendered or terminated                     176,544    9.91
                                           ----------
Options outstanding at December 31, 1993   10,603,847  $12.65
==============================================================


NOTE 20: STOCKHOLDER RIGHTS PLAN AND SALE OF STOCK

In January 1991, the SFP Board of Directors voted to redeem by means of a share distribution the rights to purchase Series A Junior Participating Preferred Stock of SFP issued under a rights agreement. Holders of record of the rights as of the close of business on February 15, 1991, received an amount of SFP common stock, with a current market price equal to $0.05 per right in March 1991. The redemption resulted in an issuance of approximately 1.3 million shares of common stock.

  In October 1991, SFP sold 4,043,039 shares of stock, and received net proceeds of approximately $36.2 million. These shares were purchased as a result of options which had been granted to underwriters to cover over-allotments in conjunction with the sale of SFP stock by a significant shareholder through a secondary offering. The shares were issued through use of treasury stock held by the Company.


NOTE 21: INFORMATION ON BUSINESS SEGMENTS

Identifiable assets at December 31, 1993, 1992, and 1991, and capital expenditures and depreciation and amortization expenses for the three years then ended, are as follows:

- ------------------------------------------------------------------
(In millions)                         1993       1992       1991
- ------------------------------------------------------------------
Identifiable assets
  Rail                              $4,906.9   $4,603.8   $4,558.7
  Gold                                 832.6      485.4      446.7
  Pipeline                              65.1       72.2       80.7
  Corporate                            132.4      184.0      134.5
- ------------------------------------------------------------------
Total                               $5,937.0   $5,345.4   $5,220.6
==================================================================

Properties, plant and equipment
  Rail
    Track structure                 $2,326.8   $2,199.8   $2,202.9
    Equipment                        1,952.6    1,864.0    1,910.2
    Other road properties            1,478.9    1,337.5    1,264.6
    Real estate and other              127.8      122.7      116.6
- ------------------------------------------------------------------
       Total Rail                   $5,886.1   $5,524.0   $5,494.3
  Gold                                 778.3      445.5      381.2
  Corporate                               --         --        1.2
- ------------------------------------------------------------------
Total                               $6,664.4   $5,969.5   $5,876.7
==================================================================

Accumulated depreciation,
 depletion and amortization
  Rail
    Track structure                 $  558.0   $  420.0   $  465.5
    Equipment                          872.6      828.9      790.6
    Other road properties              140.1      279.6      278.3
    Real estate and other                7.0        6.8        7.0
- ------------------------------------------------------------------
      Total Rail                    $1,577.7   $1,535.3   $1,541.4
  Gold                                  90.5       94.9       66.3
- ------------------------------------------------------------------
Total                               $1,668.2   $1,630.2   $1,607.7
==================================================================

Depreciation, depletion and
 amortization expense
  Rail
    Track structure                 $   62.1   $   60.8   $   54.9
    Equipment                           92.1       89.4       93.1
    Other road properties               34.3       31.1       36.1
  Real estate and other                   --         --        0.2
- ------------------------------------------------------------------
      Total Rail                    $  188.5   $  181.3   $  184.3
  Gold                                  59.4       34.8       23.7
  Corporate                               --         --        0.4
- ------------------------------------------------------------------
Total                               $  247.9   $  216.1   $  208.4
==================================================================

Capital expenditures
  Rail                              $  539.1   $  265.5   $  241.9
  Gold                                 107.1       66.5       87.5
  Corporate                               --         --        1.3
- ------------------------------------------------------------------
Total                               $  646.2   $  332.0   $  330.7
==================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Santa Fe Pacific Corporation and Subsidiary Companies

NOTE 22: SUMMARIZED QUARTERLY OPERATING RESULTS (UNAUDITED)

(In millions, except per share data)
                                                 1993                            1992
                                   First    Second   Third    Fourth     First    Second   Third    Fourth
- ----------------------------------------------------------------------------------------------------------
Revenues                           $653.3   $675.0   $665.5   $732.6     $616.7   $605.4   $642.1   $632.2
Operating Income  (Loss)           $105.5   $108.6    $65.2   $143.5      $96.3    $87.8  $(215.1)  $108.6
 Income (Loss)
  Before Extraordinary Charge and
  Accounting Change                $127.1   $147.5    $(2.8)   $67.0      $28.2    $26.5  $(165.1)  $173.9
 Extraordinary Charge on Early
  Retirement of Debt,
  Net of Income Taxes                --       --        --      --         --        --      --       (5.0)
 Cumulative Effect of a Change
  in Accounting for Postretirement
  and Postemployment
  Benefits, Net of Income Taxes      --       --        --      --       (163.0)     --      --       --
- ----------------------------------------------------------------------------------------------------------
Net Income (Loss)                  $127.1   $147.5    $(2.8)   $67.0    $(134.8)   $26.5  $(165.1)  $168.9
==========================================================================================================
Income (Loss) Per Common Share
  Before Extraordinary Charge and
  Accounting Change                $0.68    $0.79   $(0.01)   $0.36     $0.15     $0.14   $(0.89)   $0.94
 Extraordinary Charge               --       --        --      --         --        --      --      (0.03)
 Cumulative Effect of a Change in
  Accounting                        --       --        --      --       (0.88)      --      --       --
- ---------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Common Share $0.68    $0.79   $(0.01)   $0.36    $(0.73)    $0.14   $(0.89)   $0.91
=========================================================================================================

(1) The sum of net income (loss) per share for the four quarters of 1993 does not equal net income (loss) per share for the full year due to incremental shares resulting from stock options.

(2) 1993 income (loss) includes a first quarter $145.4 million pre-tax gain on sale of California lines, a second quarter $217.5 million pre-tax gain on the exchange of mineral assets, and a third quarter increase in income tax expense of approximately $32 million reflecting the retroactive impact of the increase in the federal income tax rate to 35%.

(3) 1992 income (loss) includes a third quarter $320.4 million pre-tax rail special charge and a fourth quarter $204.9 million pre-tax gain on sale of California lines.

NOTE 23: GOLD RESERVES (UNAUDITED)

As of December 31,                    1993      1992     1991     1990   1989
- -----------------------------------------------------------------------------
Proven and probable gold reserves
 (thousands of ounces)
  Contained                          14,121    6,391    5,781   4,743   3,793
  Portion projected recoverable      11,240    5,144    4,716   3,921   3,094
- -----------------------------------------------------------------------------
Average price received (per ounce)     $387     $394     $410    $420    $445
Ounces produced (in thousands)          611      296      179      51       4
- -----------------------------------------------------------------------------

                                       32