Form 10-K/A, Exhibit 13
period 1993-12-31
SANTA FE PACIFIC CORP
filed 1994-10-05
CIK 732639

                                                                      EXHIBIT 13

                         CONSOLIDATED FINANCIAL REVIEW

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION.

                       REVENUE INFORMATION (IN MILLIONS)

                      SANTA FE RAILWAY OPERATING REVENUES

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1993     1992     1991
                                                     -------- -------- --------
Freight Revenues
Intermodal Business Unit
  Direct Marketing.................................. $  404.1 $  345.7 $  290.5
  Intermodal Marketing Companies....................    376.6    398.4    402.2
  International.....................................    196.1    168.2    150.1
                                                     -------- -------- --------
    Total Intermodal Business Unit..................    976.8    912.3    842.8
                                                     -------- -------- --------
Carload Business Unit
  Chemicals and Petroleum...........................    281.3    282.7    258.6
  Coal..............................................    220.1    193.8    190.5
  Vehicles and Parts................................    191.2    136.7    144.1
  Whole Grain.......................................    160.6    143.4    145.8
  Minerals and Ores.................................    143.1    157.0    166.0
  Forest Products...................................    121.6    115.9    102.7
  Consumer Products.................................    113.9    117.1    116.2
  Grain Products....................................     82.3     80.4     71.1
  Primary Metals....................................     77.6     70.3     69.8
                                                     -------- -------- --------
    Total Carload Business Unit.....................  1,391.7  1,297.3  1,264.8
                                                     -------- -------- --------
Total Revenue Before Adjustments....................  2,368.5  2,209.6  2,107.6
Miscellaneous Adjustments...........................      --       3.3      5.5
                                                     -------- -------- --------
    Total Freight Revenues..........................  2,368.5  2,212.9  2,113.1
Other Revenues......................................     40.7     38.8     40.4
                                                     -------- -------- --------
    Total Operating Revenues........................ $2,409.2 $2,251.7 $2,153.5
                                                     ======== ======== ========

                   SANTA FE PACIFIC GOLD--OPERATING REVENUES

Gold................................................ $  228.7 $  116.4 $   67.2
Other...............................................      6.1      2.8      2.8
Coal and Aggregates.................................     63.8    101.4    109.4
                                                     -------- -------- --------
    Total Operating Revenues........................ $  298.6 $  220.6 $  179.4
                                                     ======== ======== ========

RESULTS OF OPERATIONS

1993 COMPARED WITH 1992

  Santa Fe Pacific Corporation (SFP or Company) reported 1993 net income of $338.8 million or $1.81 per share compared to a net loss of $104.5 million or $0.57 per share last year. The increase in net income primarily relates to: (1) higher operating income of $345.2 million, $340.5 million of this increase is at The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway) principally due to a $320.4 million special charge recorded in 1992 as well as increased business levels in 1993, partially offset by the negative impact of midwest floods in 1993; (2) a $217.5 million pre-tax gain in 1993 on the exchange of mineral assets; (3) lower interest expense of $37.8 million; and (4) a $163.0 million charge for an accounting change in 1992. The above are partially offset by: (1) a $59.5 million decline in pre-tax gains on the sale of rail lines in California; and
(2) the increase in the federal income tax rate from 34% to 35% during 1993.

  Special items in 1993 include pre-tax gains of $217.5 million on the exchange of mineral assets (see Other Matters--Exchange of Mineral Assets), $145.4 million from the sale of rail lines in southern California (see Other Matters-- Sale of California Lines) and $21.6 million related to the favorable outcome of arbitration and litigation settlements. In addition, 1993 includes $12.2 million of pre-tax expense for SFP's portion of environmental and litigation charges at Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership), and an increase in income tax expense of $32.0 million for the retroactive effect from the date of enactment of the increase in the federal income tax rate from 34% to 35%.

  Special items in 1992 include a pre-tax gain of $204.9 million from the sale of rail lines in southern California (see Other Matters--Sale of California Lines). Additionally, 1992 included pre-tax charges of $320.4 million at Santa Fe Railway principally related to a new labor agreement, operations centralization, and increased environmental accruals (see Other Matters-- Contingencies and Other Matters--Rail Restructuring) and $4.5 million for SFP's portion of environmental charges at the Pipeline Partnership. Also, a charge of $163.0 million after taxes was recorded for the adoption of Statement of Financial Accounting Standards (SFAS) No.'s 106 and 112, on accounting for postretirement and postemployment benefits other than pensions. This charge represented the cumulative effect of the new principle on years prior to 1992. Finally, an extraordinary charge of $5.0 million after taxes was recorded on early extinguishment of debt.

  Excluding special items in both years, SFP's 1993 net income was approximately $167.6 million or $0.90 per share compared to $138.8 million or $0.75 per share in 1992. The improved results are due to higher operating income at Santa Fe Railway, Santa Fe Pacific Gold Corporation (SFP Gold) and SFP's equity investment in the Pipeline Partnership and lower interest expense, partially offset by reduced other income--net.

 Santa Fe Railway

  Operating income was $317.7 million and represents an increase of $340.5 million over the $22.8 million operating loss reported in 1992. The increase is the result of the $320.4 million special charge in 1992 discussed above, as well as continued growth in revenues despite an estimated $40 million in lost revenue due to midwest floods, and increased efficiencies related to operations, partially offset by increased expenses from higher traffic volumes and from floods in the midwest. Operating income in 1993 increased 7% compared to 1992 excluding the special charge, while the operating ratio of 86.8% was even with adjusted 1992.

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

                                     14--1

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

  Santa Fe Railway operating expenses of $2,091.5 million decreased by $183.0 million from 1992, which included the $320.4 million special charge discussed above. Compensation and benefits expense rose slightly as higher traffic levels and cost escalations were offset by increased efficiencies, which include the effect of a crew consist agreement reached in September 1992 with the United Transportation Union reducing crew sizes on the eastern half of the railroad. Revenue ton miles per average employee improved by 8% reflecting efficiencies and volume growth. Fuel expense of $239.1 million rose $33.6 million reflecting a 9% increase in consumption and a 7% higher price. The increase in consumption reflects the higher traffic volumes as well as additional consumption associated with flood-related train detours. The higher fuel price includes a
4.3 cent increase in federal tax on fuel which became effective October 1, 1993. Equipment rents expense increased by $43.4 million to $229.4 million due to the higher traffic volume, the lease of equipment for new business and additional expenses associated with flood-related train detours. Other expenses rose by $51.6 million to $507.1 million due to the higher volume levels including ramping/deramping and drayage costs for IBU shipments, and various other contract service costs. Operating expenses increased by $137.4 million excluding the 1992 special charge.

 SFP Gold

  SFP Gold operating income of $86.5 million increased by 13% or $10.2 million reflecting a $78.0 million increase in revenues to $298.6 million, partially offset by a $67.8 million increase in operating expenses. The increase in revenues primarily reflects higher gold revenues of $112.3 million partially offset by a $34.3 million decrease in revenues from coal and aggregate operations. Higher gold revenues reflect increased sales from existing mines as well as production in the second half of the year from mines received in the exchange of assets with Hanson Natural Resources Company (Hanson), an affiliate of Hanson, PLC. (see Other Matters--Exchange of Mineral Assets). Ounces sold doubled to 591,000 in 1993, as sales from the Twin Creeks Mine (which represents a combination of SFP Gold's Rabbit Creek Mine and the Chimney Creek Mine received in the exchange) increased by 113% to 336,000 ounces. In addition, Lone Tree Mine sold 143,000 ounces, an increase of 11,000 ounces over 1992 and the Mesquite Mine, obtained as part of the asset exchange, sold 112,000 ounces. The average price of gold sold of $387 an ounce was 2% below 1992 but 8% above the 1993 average spot price due to hedging activities. Revenues from coal and aggregate operations declined as 1993 included only six months of operations due to the exchange of these assets with Hanson. Operating expenses increased by $67.8 million due to increases in gold production, partially offset by lower operating expenses from coal and aggregate operations due to the exchange with Hanson.

 Pipeline

  SFP's equity investment in the Pipeline Partnership produced operating income of $18.6 million including the $12.2 million special litigation and environmental charge, a decrease of $5.5 million compared to 1992 which included a $4.5 million special environmental charge. The Pipeline Partnership's revenues increased 7% principally reflecting a 3% volume increase and a 4% increase in average revenue per barrel. Operating expenses at the Pipeline Partnership increased by $27.6 million due to a $17.0 million increase in special charges and higher major maintenance and administrative expenses. Excluding special items in both years, SFP's equity investment in the Pipeline Partnership produced operating income of $30.8 million in 1993 compared to $28.6 million in 1992.

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

 Income Taxes

  Income tax expense in 1993 includes an increase of approximately $32 million which reflects the retroactive impact of the increase in the federal tax rate from 34% to 35% from the date of enactment of the Omnibus Budget Reconciliation Act of 1993, signed into law on August 10, 1993. A majority of this increase relates to additional tax expense related to temporary differences at January 1, 1993. SFAS No. 109--"Accounting for Income Taxes" requires deferred taxes to be provided using enacted tax rates in effect during the years in which the differences are expected to reverse.

1992 COMPARED WITH 1991

  SFP had a 1992 net loss of $104.5 million or $0.57 per share compared to net income of $96.4 million or $0.54 per share in 1991. The decrease in net income primarily relates to: (1) lower operating income of $264.4 million which includes lower operating income at Santa Fe Railway due to a $320.4 million special charge recorded in 1992 partially offset by higher business levels, and higher operating income at SFP Gold; (2) lower other income-net of $29.6 million; and (3) a $163.0 million charge for an accounting change in 1992. The above are partially offset by: (1) a $204.9 million pre-tax gain on the sale of rail lines in California in 1992; and (2) lower interest expense of $46.2 million.

  Excluding special items discussed previously, SFP's 1992 net income was approximately $138.8 million or $0.75 per share compared to 1991 net income of $96.4 million or $0.54 per share. This improvement in adjusted 1992 income is due to higher operating income at Santa Fe Railway and SFP Gold and lower interest expense, partially offset by lower other income--net.

 Santa Fe Railway

  Operating loss was $22.8 million and represents a decrease of $278.2 million compared to operating income of $255.4 million reported in 1991. This decrease was principally due to the 1992 special charge, partially offset by higher business levels and increased operating efficiencies. Excluding the special charge, operating income in 1992 increased 17% compared to 1991 while the operating ratio as adjusted, improved from 88.1% in 1991 to 86.8% in 1992, the result of higher revenues and increased efficiencies related to operating expenses.

                                     15--1

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

  Santa Fe Railway operating expenses increased by $376.4 million to $2,274.5 million, and includes the $320.4 million special charge. Compensation and benefits expense increased 2% reflecting increased levels of traffic and cost escalations. Average employees for the year declined 4% to 14,218 partially due to a new labor agreement with train crew personnel, and revenue ton miles per average employee increased by 11% reflecting improved efficiency and volume growth. Fuel expense of $205.5 million declined by $1.2 million principally reflecting a 3% decline in price. Fuel consumption increased only 2% despite the 6% increase in traffic volume, due to the lease of 90 new, fuel efficient locomotives in 1992 as well as other conservation efforts. Equipment rents expense increased by $23.8 million to $186.0 million due to the higher traffic volume as well as the lease of locomotives. Materials and supplies expense declined by 6% to $127.5 million principally reflecting reduced equipment maintenance. Other expenses increased by $27.6 million to $455.5 million largely reflecting volume related increases including ramping/deramping and drayage costs for IBU shipments. Operating expenses increased by $56.0 million excluding the special charge.

 SFP Gold

  SFP Gold operating income increased by 28% or $16.8 million to $76.3 million reflecting a $41.2 million increase in revenues, partially offset by a $24.4 million increase in operating expenses. The increase in revenues primarily reflects higher gold revenues of $49.2 million partially offset by a $8.0 million decrease in revenues from coal and aggregate operations. Higher gold revenues principally reflect an 80% increase in sales to 295,000 ounces. Lone Tree Mine, which began production in August, 1991, sold 132,000 ounces, an increase of 104,000 ounces over 1991. Rabbit Creek sales increased by 36% to 157,000 ounces reflecting increased mine production. The average price of gold sold of $394 an ounce was 4% below 1991 but 15% above the 1992 average spot price due to hedging activities. Coal revenues declined due to a 19% decline in sales partially offset by a 12% increase in price. Both are principally the result of reduced spot market sales. Operating expenses increased by $24.4 million due to increases in gold production, partially offset by lower expenses from coal and aggregate operations.

 Pipeline

  SFP's equity investment in the Pipeline Partnership produced operating income of $24.1 million including the $4.5 million special environmental charge. This was a decrease of $3.0 million compared to 1991. The Pipeline Partnership's revenues increased 6% principally reflecting an increase in average revenue per barrel. Operating expenses at the Pipeline Partnership increased by $16.0 million due to a $10 million special environmental charge and higher depreciation and facility costs. Excluding the special item in 1992, SFP's equity investment in the Pipeline Partnership produced operating income of $28.6 million in 1992 compared to $27.1 million in 1991.

 Other Income-Net/Interest Expense

  Other income-net declined by $29.6 million to $2.2 million reflecting reduced income from real estate activities at Santa Fe Railway and lower interest income. Interest expense declined by $46.2 million or 20% due to both lower outstanding debt and favorable variable interest rates.

FINANCIAL CONDITION

 Liquidity and Capital Resources

  Cash provided by operations is generally SFP's primary source of liquidity and for the year ended December 31, 1993 was $351.9 million. It primarily consists of net earnings before depreciation and deferred taxes, reduced by restructuring payments, which include employee severance, relocation costs and other labor related payments. During 1993, additional cash of $247.9 million was provided by the sale of assets at Santa Fe Railway, including $226.9 million from the sale of lines in southern California (see Other Matters--Sale of California Lines). In addition, long-term borrowings provided $188.8 million in cash while $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1993, including non-cash capital expenditures of $157.6 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway, totaled $646.2 million. Capital expenditures in 1993 were significantly higher than in 1992 due to increased spending on rail expansion projects and

                                     16--1
facilities which include the Alliance, Texas intermodal and carload transportation center and the Willow Springs, Illinois intermodal facility, and the Lone Tree Mine expansion project at SFP Gold. Additionally, 1993 capital expenditures reflect the purchase of 85 new locomotives valued at approximately $100 million, while in 1992, 90 new locomotives with a fair market value in excess of $100 million were acquired through an operating lease. Approximately 83% of capital expenditures were used for equipment and improvements to track structure and rail facilities, and 17% for development of gold properties. Cash expenditures were primarily funded through cash generated from operations and project financings. Principal payments on long term borrowings and gold loans during 1993 were $382.4 million, and include the use of $126.0 million of proceeds from the sale of lines in southern California to retire debt.

  For the year ended December 31, 1992, cash provided by operations was $312.2 million. Additionally, cash of $320.7 million was provided by the sale of assets at Santa Fe Railway, including $255.0 million from the sale of lines in southern California. In addition, $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1992, including non-cash capital expenditures of $9.5 million, totaled $332.0 million. Approximately 80% of capital expenditures were used for equipment and improvements to track structure and facilities at Santa Fe Railway, and 20% for development of mining properties. The expenditures were primarily funded through cash generated from operations and project financings. Principal payments on long term borrowings and gold loans during 1992 were $444.2 million, including $201.0 million of proceeds from the sale of lines in southern California used to retire debt.

  During the year ended December 31, 1991, cash provided by operations was $241.9 million. Additional cash of $91.0 million was provided through the sale of assets, principally branch lines and real estate at Santa Fe Railway. Also, $36.3 million was received as a principal payment on a note receivable and proceeds of $36.2 million were received from the sale of SFP stock. Capital expenditures in 1991, including non-cash capital expenditures of $35.2 million primarily related to directly financed equipment acquisitions at Santa Fe Railway, totaled $330.7 million. Approximately 73% of capital expenditures were used for equipment and improvements to track structure at Santa Fe Railway and 27% for development of mining properties. The expenditures were primarily funded through the cash generated from operations, project and equipment financings, and other sources. Principal payments on long-term borrowings and gold loans during 1991 were $157.4 million.

  Management anticipates that it will fund payment of current obligations in 1994 through internally generated funds. Current obligations include principal payments on long term debt as well as commitments at Santa Fe Railway related to operating leases, maintenance agreements for locomotives and minimum payments under haulage agreements with other railroads (see Note 14: Leases and Other Commitments). SFP capital expenditures in 1994 are anticipated to exceed $600 million, including non-cash capital expenditures of approximately $150 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway. The remaining expenditures will be funded through the use of internally generated funds as well as various financings. In addition, Santa Fe Railway's agreement to sell accounts receivable expires in December 1994 (see Note 9: Sales of Accounts Receivable). Currently, $225 million is outstanding under the agreement. It is the Company's intention to replace or extend this agreement with a similar facility prior to the December 1994 expiration. The Company also has funds available through a $173.6 million credit facility which can be used for general corporate purposes. No borrowings were outstanding under the facility at December 31, 1993. In addition, in December 1993, the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC), for the issuance of up to $250 million in debt securities, none of which had been issued as of December 31, 1993.

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

                                     17--1

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

  The sale encompassed three separate closings which occurred in December 1992 and March and June of 1993. Cash proceeds of $226.9 million in 1993 and $255.0 million in 1992 were received resulting in pre-tax gains of $145.4 million and $204.9 million in 1993 and 1992, respectively (see Note 2: Gain on Sale of California Lines). A substantial portion of the net proceeds in both years were used to reduce outstanding debt. Both of the gains recognized are net of the cost of the properties and other expenses of sale. Additionally, the 1993 gain is net of an obligation retained by Santa Fe Railway which under certain conditions, requires Santa Fe Railway to repurchase a portion of the properties sold for $50 million.

 Contingencies

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

  In addition, because many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the "Superfund" law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and predecessor owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by the Company, its current lessees, predecessor owners or lessees of properties, or other third parties.

  At December 31, 1993, SFP had been named a potentially responsible party
(PRP) at 6 sites on the Environmental Protection Agency's (EPA) National Priorities List (NPL). Additionally, SFP is potentially liable for the cost of clean-up at other sites identified by the EPA and other agencies. Finally, SFP has identified sites where costs exist for environmental clean-up and monitoring (including where no claim has been asserted), and no agency is currently involved. There are approximately 125 known environmental sites at December 31, 1993 which include, among other things; closed facilities including diesel locomotive repair shops, tie treating plants, fueling facilities and underground storage tanks; property leased or sold to others and current operating sites.

  Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, evolving environmental laws and regulations, and potential recoveries from third parties. Environmental costs include initial site surveys and environmental studies of potentially contaminated sites, costs for remediation and restoration of sites determined to be contaminated, as well as post-closure and ongoing monitoring costs. The Company has not included any reduction in costs for anticipated recovery from insurance. Estimated costs at sites where SFP is a PRP are generally based on cost sharing agreements which vary from site to site, after consideration of the financial condition of other PRP's. These costs are typically allocated based on volume of material contributed, the portion of the total site owned or operated by each PRP, and/or the amount of time the site was owned or operated.

  During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure. As a result of this review and analysis it was determined that an additional accrual of $67 million was appropriate to provide for future costs of this nature which was recorded in the third quarter of 1992 as part of a rail special charge. In addition, the Company monitors, on a regular basis, accruals for environmental sites which have been identified, based on additional information developed in subsequent periods. The additional information is based on a combination of factors including independent consulting reports, site visits, legal reviews and historical trend analysis.

  Payments recorded against environmental liabilities totaled $13.5 million, $6.3 million and $7.1 million for the years ended December 31, 1993, 1992 and 1991, respectively. The majority of these payments related to mandatory clean-up efforts. Capital expenditures related to environmental sites were insignificant during this three year period. At December 31, 1993 and December 31, 1992 the Company had accrued liabilities for environmental costs of approximately $125 million and $121 million, respectively. The Company anticipates that approximately 75% of the accrued costs at December 31, 1993 will be paid over the next five years, with approximately $25 million of payments occurring in 1994. It is the opinion of SFP management that none of the above items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

  SFP is also a party to a number of other legal actions and claims, including employee injury claims, various governmental proceedings and private civil suits arising in the ordinary course of business. While the final outcome of these other legal actions cannot be predicted with certainty, considering among other things, the meritorious legal defenses available, it is the opinion of SFP management that none of these claims, when finally resolved, will have a material adverse effect

                                     18--1
on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

 Rail Restructuring

  During the third quarter of 1992, Santa Fe Railway recorded a $253 million pre-tax charge primarily for costs of a crew consist agreement on the eastern half of the railroad and for centralization of certain transportation functions.

  The eastern lines crew consist agreement comprised $149 million of the charge. The 1992 agreement is an update to a 1990 crew consist agreement. The 1992 agreement provides for further reductions in average crew size on through freight trains and elimination of productivity payments which were required when reduced crews were used. The 1992 eastern lines agreement, when combined with a similar agreement reached earlier with trainmen on the other half of the system, provides for through trains generally to operate with two person crews.

  Estimated operating expense savings resulting from the eastern lines agreement was approximately $25 million annually beginning in 1993. The agreement covers approximately 2,000 employees. Costs of the agreement which are provided for in the charge relate to a signing bonus of $10,000 per employee, the present value of a $65,000 deferred benefit per employee payable upon separation or retirement and the present value of reserve board costs. Reserve board costs represent wages paid to employees rendered excess due to reduced crews. When on reserve board status, employees are removed from active service and receive a percentage of their normal wages. Eastern line reserve boards initially contained approximately 500 members and will decline over time through attrition and other factors.

  The charge also included $73 million related to centralization. In 1992, Santa Fe Railway decided to centralize many operating support functions. Centralization activities began in late 1992 and by the fall of 1993, Railway had centralized train dispatching, crew planning and fleet management in Schaumburg, Illinois; crew management, customer service and mechanical (equipment) administration in Topeka, Kansas; and other administrative and operating support functions in Kansas City, Kansas. Annual savings resulting from centralized functions are expected to be approximately $20 million, most of which will be reflected annually beginning in 1994. Cost of centralization included in the $73 million charge relates to approximately 700 relocations, reductions of 600 administrative and clerical positions, and abandonment of facilities. Most of the costs of centralization had been paid by December 31, 1993.

  Additionally, the charge includes approximately $31 million for other cost saving initiatives including an adjustment of accruals established for other operating craft labor agreements reached in prior periods.

  At December 31, 1993, the balance of the restructuring liability was $315.6 million. The majority of the balance represents future deferred benefit and reserve board payments related to the 1992 eastern lines agreement and similar agreements reached in and accrued for in prior years. Restructuring costs paid were $80.9 million in 1993, $118.9 million in 1992 and $104.5 million in 1991. In 1994, the Company expects payments of approximately $60 million. Future payments will decline over time; however, certain separation benefits will not be paid until employee retirement. Santa Fe Railway has obtained letters of credit of approximately $18 million supporting certain of its obligations under labor agreement.

 Hedging Activities

  SFP Gold's revenues and earnings are strongly influenced by world gold prices, which fluctuate widely and over which SFP Gold has no control. In an effort to minimize its exposure to fluctuations

                                     18--2
in the price of gold, SFP Gold engages in gold price hedging activities, when deemed appropriate, which consists primarily of the use of forward sales and option contracts. In recent years, SFP Gold's average price realized has exceeded the average spot gold price. While there is no assurance that the hedging program will continue to result in average sales prices in excess of average spot gold prices, SFP Gold intends to continue to hedge, as appropriate, based on gold market conditions and assessments of gold price risk. To the extent the Company hedges portions of its gold production, it may not fully participate in increases in spot gold prices on the portion of its production that has been hedged. At December 31, 1993, forward sales contracts have an aggregate sales value of approximately $224 million which commit SFP Gold to the future delivery of 570,500 ounces of gold at an average price of $393 per ounce. Scheduled delivery dates under the forward sales contracts range from the beginning to the end of 1994. In addition, SFP Gold has committed 114,000 ounces in 1994 under call options at prices ranging between $375 and $385 per ounce and has purchased put options on 114,000 ounces at strike prices ranging between $318 and $331 per ounce. These put and call options expire at a rate of 9,500 ounces per month during 1994.

  The Company enters into various commodity swap and collar transactions to manage exposure against fluctuations in diesel fuel prices. The Company's fuel hedging transactions are based upon commodities that are established in the futures markets. The prices of these commodities have historically shown a high degree of correlation with the Company's diesel fuel prices. Cash settlements on contracts to hedge fuel prices are made at the end of a quarter and the related gain or loss is included in fuel expense for that quarter. To the extent the Company hedges portions of its fuel purchases, it may not fully participate in decreases in fuel prices. At December 31, 1993, the Company had entered into various agreements with several counterparties covering approximately 260 million gallons which is anticipated to cover approximately two-thirds of 1994 fuel purchases. Through swap arrangements the Company has hedged approximately 205 million gallons at an average price of 48 cents. Additionally, approximately 55 million gallons have been hedged through collar arrangements which allow the price to float between average floor and ceiling prices of 46 cents and 51 cents, respectively. These prices do not include taxes, fuel handling costs and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of the Company's diesel fuel. The effects of the Company's fuel hedges was to increase operating expense by $12.4 million in 1993 and to reduce operating expense by $0.9 million and $5.6 million in 1992 and 1991, respectively.

  From time to time, the Company enters into various interest rate hedging transactions for various purposes, including managing exposure to fluctuations in interest rates or establishing rates in anticipation of future debt issuance. At December 31, 1993, the Company had entered into four related interest rate swap transactions for a total notional principal amount of $100 million, for the purpose of establishing rates in anticipation of an expected future debt offering. These swap transactions call for the payment of a fixed interest rate of 6.2%, which was based upon ten year treasury notes, and the receipt of a variable interest rate which was 3.5% at December 31, 1993. At the time of the borrowing, which is also expected to have a term of ten years, the swap will be closed out and any gain or loss relating to the terminated interest rate swap will be amortized as an adjustment to interest expense over the term of the borrowing.

  The Company monitors its positions and the credit ratings of its counterparties and does not currently anticipate losses due to counterparty non-performance. The fair market value of the Company's fuel hedging transactions at December 31, 1993 were unrealized losses of $9.2 million for swap arrangements and $2.4 million for collar arrangements. The fair market value of the Company's interest hedging transactions at December 31, 1993 was not significant.

                                     18--3

COMMON STOCK MARKET PRICES AND DIVIDENDS

  Santa Fe Pacific Corporation common stock is traded on the New York, Chicago and Pacific Stock Exchanges. The quarterly price range per share for the years 1993 and 1992 is as follows:

                                                      1993            1992
                                                 --------------- ---------------
                                                  HIGH     LOW    HIGH     LOW
                                                 ------- ------- ------- -------
First Quarter................................... $15 5/8 $12 3/4 $14 1/8 $11 1/8
Second Quarter.................................. $18 3/8 $14 1/2 $13 3/8 $11
Third Quarter................................... $19 1/8 $16 3/4 $12 7/8 $10 7/8
Fourth Quarter.................................. $22 1/2 $18     $13 7/8 $10 5/8
                                                 ------- ------- ------- -------

  SFP paid a cash dividend of $0.10 per share in both 1993 and 1992. As of January 31, 1994, there were approximately 75,000 holders of record of SFP common stock.

                                     18--4

                     REPORT OF INDEPENDENT ACCOUNTANTS

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

                                          /s/ Price Waterhouse LLP

                                          Price Waterhouse LLP

Kansas City, Missouri
February 4, 1994

                      CONSOLIDATED STATEMENT OF OPERATIONS

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                                                      YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1993     1992      1991
                                                     -------- --------  --------
                                                      (IN MILLIONS, EXCEPT PER
                                                            SHARE DATA)
REVENUES
Rail...............................................  $2,409.2 $2,251.7  $2,153.5
Gold...............................................     298.6    220.6     179.4
Pipeline...........................................      18.6     24.1      27.1
                                                     -------- --------  --------
Total revenues.....................................   2,726.4  2,496.4   2,360.0
                                                     -------- --------  --------
OPERATING EXPENSES
Rail...............................................   2,091.5  1,954.1   1,898.1
Rail Special Charge................................       --     320.4       --
Gold...............................................     212.1    144.3     119.9
                                                     -------- --------  --------
Total operating expenses...........................   2,303.6  2,418.8   2,018.0
                                                     -------- --------  --------
Operating Income...................................     422.8     77.6     342.0
Other Income Net...................................       6.9      2.2      31.8
Gain on Sale of California Lines...................     145.4    204.9       --
Gain on Exchange of Mineral Assets.................     217.5      --        --
Interest Expense...................................     142.4    180.2     226.4
                                                     -------- --------  --------
Income Before Income Taxes.........................     650.2    104.5     147.4
Income Tax.........................................     311.4     41.0      51.0
                                                     -------- --------  --------
Income Before Extraordinary Charge and Cumulative
 Effect of a Change in Accounting..................     338.8     63.5      96.4
Extraordinary Charge on Early Retirement of Debt,
 Net of Income Taxes...............................       --      (5.0)      --
Cumulative Effect of a Change in Accounting for
 Postretirement and Postemployment Benefits, Net of
 Income Taxes......................................       --    (163.0)      --
                                                     -------- --------  --------
    Net Income (Loss)..............................  $  338.8 $ (104.5) $   96.4
                                                     ======== ========  ========
INCOME (LOSS) PER SHARE OF COMMON STOCK
Before Extraordinary Charge and Cumulative Effect
 of a Change in Accounting.........................  $   1.81 $   0.34  $   0.54
Extraordinary Charge...............................       --     (0.03)      --
Cumulative Effect of a Change in Accounting........       --     (0.88)      --
                                                     -------- --------  --------
    Net Income (Loss)..............................  $   1.81  $ (0.57) $   0.54
                                                     ======== ========  ========
    Average Number of Common and Common Equivalent
     Shares........................................     187.2    184.8     178.0
                                                     ======== ========  ========

                (See notes to consolidated financial statements)

                           CONSOLIDATED BALANCE SHEET

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                                                              DECEMBER 31,
                                                            ------------------
                                                              1993      1992
                                                            --------  --------
                                                              (IN MILLIONS)
ASSETS
- ------
CURRENT ASSETS
  Cash and cash equivalents, at cost which approximates
   market.................................................. $   96.4  $  100.1
  Accounts receivable, less allowances.....................    103.5      97.0
  Inventories..............................................    120.4     107.4
  Note receivable--current.................................     72.5      72.5
  Current portion of deferred income taxes.................     78.1      90.4
  Other....................................................    107.6      70.2
                                                            --------  --------
    Total current assets...................................    578.5     537.6
                                                            --------  --------
  Note Receivable..........................................     36.2     108.7
  Other Long-Term Assets...................................    326.1     359.8
                                                            --------  --------
  Properties, Plant and Equipment..........................  6,664.4   5,969.5
  Less: Accumulated depreciation, depletion and amortiza-
   tion....................................................  1,668.2   1,630.2
                                                            --------  --------
  Net properties...........................................  4,996.2   4,339.3
                                                            --------  --------
    Total Assets........................................... $5,937.0  $5,345.4
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities................. $  715.7  $  723.3
  Gold loans--current......................................     15.4      12.9
  Long-term debt due within one year.......................    190.7     205.8
                                                            --------  --------
    Total current liabilities..............................    921.8     942.0
                                                            --------  --------
  Long-Term Debt Due After One Year........................  1,185.1   1,245.7
  Postretirement Benefits Liability........................    291.2     283.2
  Rail Restructuring Liability.............................    257.8     254.6
  Gold Loans...............................................    133.8     149.3
  Other Long-Term Liabilities..............................    644.4     557.7
  Deferred Income Taxes....................................  1,234.6     984.4
                                                            --------  --------
    Total Liabilities......................................  4,668.7   4,416.9
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES (See Note 14 and Note 15)
SHAREHOLDERS' EQUITY
  Common stock, $1 par value, shares authorized, 600.0 mil-
   lion; 1993 shares issued and outstanding, 190.0 million
   and 185.6 million; 1992 shares issued and outstanding,
   190.0 million and 181.8 million.........................    190.0     190.0
  Paid-in capital..........................................    869.7     966.7
  Retained income..........................................    340.3      19.9
  Treasury stock, at cost..................................   (131.7)   (248.1)
                                                            --------  --------
    Total shareholders' equity.............................  1,268.3     928.5
                                                            --------  --------
    Total Liabilities and Shareholders' Equity............. $5,937.0  $5,345.4
                                                            ========  ========

                (See notes to consolidated financial statements)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1993      1992     1991
                                                     -------  --------  ------
                                                          (IN MILLIONS)
OPERATING ACTIVITIES
  Net income (loss)................................. $ 338.8  $ (104.5) $ 96.4
  Adjustments to reconcile net income (loss) to
   operating cash flows:
    Depreciation, depletion and amortization........   247.9     216.1   208.4
    Deferred income taxes...........................   215.8      66.2    20.9
    Cumulative effect of a change in accounting for
     postretirement and postemployment benefits, net
     of income taxes................................     --      163.0     --
  Rail special charge...............................     --      320.4     --
  Rail restructuring costs paid.....................   (80.9)   (118.9) (104.5)
  Imputed interest expense..........................    26.6      23.3    23.8
  Gain on exchange of mineral assets................  (217.5)      --      --
  Gain on sales of property, plant and equipment....  (156.0)   (218.7)  (36.9)
  Other--net........................................    (8.0)    (23.8)   16.1
  Changes in Working Capital:
    Accounts receivable.............................   (16.8)    (13.9)    1.0
    Inventories.....................................    (9.9)    (18.1)   (4.5)
    Accounts payable and accrued liabilities........    48.8      47.9    51.5
    Short term investments and other current assets.   (36.9)    (26.8)  (30.3)
                                                     -------  --------  ------
      Net Cash Provided By Operating Activities.....   351.9     312.2   241.9
                                                     -------  --------  ------
INVESTING ACTIVITIES
  Cash used for capital expenditures................  (488.6)   (322.5) (295.5)
  Proceeds from the sale of property, plant and
   equipment........................................   247.9     320.7    91.0
  Other--net........................................    77.3      40.4    57.3
                                                     -------  --------  ------
      Net Cash Provided By (Used For) Investing
       Activities...................................  (163.4)     38.6  (147.2)
                                                     -------  --------  ------
FINANCING ACTIVITIES
  Proceeds from long-term borrowings and gold loans.   188.8      17.7    91.4
  Principal payments on long-term borrowings and
   gold loans.......................................  (382.4)   (444.2) (157.4)
  Proceeds from sale of stock.......................     --        --     36.2
  Decrease in restricted funds......................     --       14.9    15.9
  Cash dividends paid...............................   (18.5)    (18.2)  (17.9)
  Other--net........................................    19.9      15.5    12.0
                                                     -------  --------  ------
      Net Cash Used For Financing Activities........  (192.2)   (414.3)  (19.8)
                                                     -------  --------  ------
  Increase (Decrease) In Cash and Cash Equivalents..    (3.7)    (63.5)   74.9
  Cash and Cash Equivalents:
  Beginning of year.................................   100.1     163.6    88.7
                                                     -------  --------  ------
  End of year....................................... $  96.4  $  100.1  $163.6
                                                     =======  ========  ======


                (See notes to consolidated financial statements)

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                         SHARES OF SHARES OF
                          COMMON   TREASURY  COMMON TREASURY  PAID-IN   RETAINED
                           STOCK     STOCK   STOCK   STOCK    CAPITAL    INCOME
                         --------- --------- ------ --------  --------  --------
                              (SHARES IN THOUSANDS) (DOLLARS IN MILLIONS)
BALANCE DECEMBER 31,
 1990...................  190,021   17,051   $190.0  $(516.9) $1,166.1   $ 72.5
  1991 net income.......      --       --       --       --        --      96.4
  Dividends declared....      --       --       --       --        --     (17.9)
  Sale of common stock..      --    (4,043)     --     122.4     (86.2)     --
  Exercise of stock op-
   tions................      --    (1,511)     --      45.8     (35.9)     --
  Shareholder rights re-
   demption.............      --    (1,311)     --      39.8     (31.2)    (8.4)
  Other.................      --        23      --      (0.3)      0.7      --
                          -------   ------   ------ --------  --------   ------
BALANCE DECEMBER 31,
 1991...................  190,021   10,209   $190.0  $(309.2) $1,013.5   $142.6
  1992 net loss.........      --       --       --       --        --    (104.5)
  Dividends declared....      --       --       --       --        --     (18.2)
  Exercise of stock op-
   tions................      --    (1,995)     --      60.5     (46.4)     --
  Other.................      --       (20)     --       0.6      (0.4)     --
                          -------   ------   ------ --------  --------   ------
BALANCE DECEMBER 31,
 1992...................  190,021    8,194   $190.0  $(248.1) $  966.7   $ 19.9
  1993 net income.......      --       --       --       --        --     338.8
  Dividends declared....      --       --       --       --        --     (18.5)
  Exercise of stock op-
   tions................      --    (3,231)     --      97.1     (73.8)     --
  Issuance of restricted
   stock................      --      (777)     --      23.2     (23.2)     --
  Other.................      --       224      --      (3.9)      --       0.1
                          -------   ------   ------ --------  --------   ------
BALANCE DECEMBER 31,
 1993...................  190,021    4,410   $190.0 $ (131.7) $  869.7   $340.3
                          =======   ======   ====== ========  ========   ======

- --------
Note: SFP has authorized common stock of 600 million shares with a par value of $1.00. Also authorized are 200 million shares of preferred stock with a par value of $1.00, none of which was outstanding at December 31, 1993.


                (See notes to consolidated financial statements)

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

 Statement of Cash Flows

  SFP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. In addition to amounts reported as "Cash Used for Capital Expenditures," SFP had noncash capital expenditures totaling $157.6 million, $9.5 million, and $35.2 million in 1993, 1992, and 1991, respectively. Noncash capital expenditures consist principally of directly financed equipment acquisitions and reimbursed projects at The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway). The exchange of mineral assets was a non-cash transaction and has been excluded from the Statement of Cash Flows (see Note 3: Gain on Exchange of Mineral Assets).

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

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

 Revenue Recognition

  Rail revenue is recognized when freight is received from the shipper with a corresponding accrual of the direct costs to complete delivery of the freight-in-transit. Gold revenue is recognized when gold is shipped to customers.

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

  The sale encompassed three separate closings which occurred in December 1992 and March and June of 1993. Cash proceeds of $226.9 million in 1993 and $255.0 million in 1992 were received resulting in pre-tax gains of $145.4 million and $204.9 million in 1993 and 1992, respectively. Both of the gains recognized are net of the cost of the properties and other expenses of the sale. Additionally, the 1993 gain is net of an obligation retained by Santa Fe Railway which under certain conditions, requires the repurchase of a portion of the properties sold for $50 million. Proceeds of $126.0 million and $201.0 million were used to retire debt in 1993 and 1992, respectively (see Note 11: Long-Term Debt).

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

                                     24--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

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

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                          1993        1992
                                                       ----------- -----------
                                                        (IN MILLIONS, EXCEPT
                                                           PER SHARE DATA)
Revenues.............................................. $   2,744.3 $   2,582.8
                                                       ----------- -----------
Income before extraordinary charge and cumulative
 effect of a change in accounting.....................       220.6        62.9
Extraordinary charge..................................         --         (5.0)
Cumulative effect of a change in accounting...........         --       (163.0)
                                                       ----------- -----------
Net Income (Loss)..................................... $     220.6 $    (105.1)
                                                       ----------- -----------
Income per share of common stock
  Before extraordinary charge and a change in
   accounting......................................... $      1.18 $      0.34
  Extraordinary charge................................         --        (0.03)
  Cumulative effect of a change in accounting.........         --        (0.88)
                                                       ----------- -----------
Net Income (Loss) per share........................... $      1.18 $     (0.57)
                                                       =========== ===========

NOTE 4: RAIL OPERATING EXPENSES

  The operating expenses of Santa Fe Railway, excluding the 1992 Rail Special Charge discussed in Note 5, consisted of the following:

                                                       1993     1992     1991
                                                     -------- -------- --------
                                                           (IN MILLIONS)
Compensation and benefits........................... $  799.8 $  798.8 $  781.8
Fuel................................................    239.1    205.5    206.7
Equipment rents.....................................    229.4    186.0    162.2
Depreciation and amortization.......................    188.4    180.8    184.3
Materials and supplies..............................    127.7    127.5    135.2
Other...............................................    507.1    455.5    427.9
                                                     -------- -------- --------
    Total........................................... $2,091.5 $1,954.1 $1,898.1
                                                     ======== ======== ========

NOTE 5: RAIL SPECIAL CHARGE

  During 1992, Santa Fe Railway recorded a $320.4 million pre-tax special charge which included provisions for restructuring and environmental.

 Rail Restructuring

  During the third quarter of 1992, Santa Fe Railway recorded a $253 million pre-tax charge primarily for costs of a crew consist agreement on the eastern half of the railroad and for centralization of certain transportation functions.

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

  The eastern line crew consist agreement comprised $149 million of the charge. The 1992 agreement is an update to a 1990 crew consist agreement. The 1992 agreement provides for further reductions in average crew size on through freight trains and elimination of productivity payments which were required when reduced crews were used. The 1992 eastern lines agreement, when combined with a similar agreement reached earlier with trainmen on the other half of the system, provides for through trains generally to operate with two person crews.

  The agreement covers approximately 2,000 employees. Costs of the agreement which are provided for in the charge relate to a signing bonus of $10,000 per employee, the present value of a $65,000 deferred benefit per employee payable upon separation or retirement and the present value of reserve board costs. Reserve board costs represent wages paid to employees rendered excess due to reduced crews. When on reserve board status, employees are removed from active service and receive a percentage of their normal wages. Eastern line reserve boards initially contained approximately 500 members and will decline over time through attrition and other factors.

  The charge also included $73 million related to centralization. In 1992, Santa Fe Railway decided to centralize many operating support functions. Centralization activities began in late 1992 and by the fall of 1993, Railway had centralized train dispatching, crew planning and fleet management in Schaumburg, Illinois; crew management, customer service and mechanical (equipment) administration in Topeka, Kansas; and other administrative and operating support functions in Kansas City, Kansas. Cost of centralization included in the $73 million charge relates to approximately 700 relocations, reductions of 600 administrative and clerical positions, and abandonment of facilities. Most of the costs of centralization had been paid by December 31, 1993.

  Additionally, the charge includes approximately $31 million for other cost saving initiatives including an adjustment of accruals established for other operating craft labor agreements reached in prior periods.

  At December 31, 1993, the balance of the restructuring liability was $315.6 million. The majority of the balance represents future deferred benefit and reserve board payments related to the 1992 eastern lines agreement and similar agreements reached in and accrued for in prior years. Restructuring costs paid were $80.9 million in 1993, $118.9 million in 1992 and $104.5 million in 1991. In 1994, the Company expects payments of approximately $60 million. Future payments will decline over time; however, certain separation benefits will not be paid until employee retirement. Santa Fe Railway has obtained letters of credit of approximately $18 million supporting certain of its obligations under labor agreement.

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

                                     25--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

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

  The following table sets forth selected financial data for the Pipeline
Partnership: Partnership:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1993      1992       1991
                                                    ------    ------     ------
                                                     (IN MILLIONS, EXCEPT PER
                                                            UNIT DATA)
Income Statement Data
  Total revenues................................... $219.5    $205.0     $193.4
  Operating income.................................   78.3(1)   91.4(1)    95.8
  Interest expense.................................   37.1      36.9       36.9
  Income before cumulative effect of accounting
   change..........................................   41.6      54.1       60.6
  Cumulative effect of accounting change...........    --      (16.4)(2)    --
  Net income.......................................   41.6      37.7       60.6
Per Unit Data
  Income before accounting change.................. $ 2.13    $ 2.77     $ 3.10
  Cumulative effect of accounting change...........    --       (.84)(2)    --
  Net income.......................................   2.13      1.93       3.10
  Cash distributions per unit......................   2.80      2.80       2.75
                                                    ------    ------     ------
                                                      DECEMBER 31,
                                                    ----------------
                                                     1993      1992
                                                    ------    ------
Balance Sheet Data
  Total current assets............................. $ 67.7    $ 58.4
  Net properties, plant and equipment..............  616.6     618.1
  Total assets.....................................  697.0     684.9
  Total current liabilities........................   35.6      21.6
  Long-term debt...................................  355.0     355.0
  Total partners' capital..........................  265.9     279.0
                                                    ======    ======

- --------
(1) 1993 includes a $15 million special environmental charge and a $12 million special litigation charge. 1992 includes a $10 million special environmental charge.
(2) Reflects a change in accounting for postretirement and postemployment benefits.

                                     25--2

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

NOTE 7: OTHER INCOME--NET

  Other income--net consisted of the following:

                                                          1993    1992   1991
                                                         ------  ------  -----
                                                            (IN MILLIONS)
Real estate activities.................................. $ 19.4  $ 23.9  $45.6
Interest income.........................................   12.8    19.9   32.0
Corporate administrative expenses.......................  (24.2)  (22.3) (20.0)
Accounts receivable fees................................   (8.3)   (9.4) (14.5)
Arbitration/litigation settlements......................   21.6     --     --
Other--net..............................................  (14.4)   (9.9) (11.3)
                                                         ------  ------  -----
    Total............................................... $  6.9  $  2.2  $31.8
                                                         ======  ======  =====

NOTE 8: INCOME TAXES

  The provision for income taxes consisted of the following:

                                                          1993    1992   1991
                                                         ------  ------  -----
                                                            (IN MILLIONS)
Current:
  Federal............................................... $ 66.8  $(24.6) $26.7
  State.................................................    5.8    (0.6)   3.4
                                                         ------  ------  -----
    Total Current.......................................   72.6   (25.2)  30.1
                                                         ------  ------  -----
Deferred:
  Federal...............................................  213.3    54.3   18.1
  State.................................................   25.5    11.9    2.8
                                                         ------  ------  -----
    Total Deferred......................................  238.8    66.2   20.9
                                                         ------  ------  -----
    Total............................................... $311.4  $ 41.0  $51.0
                                                         ======  ======  =====

  Income taxes as reflected in the consolidated statement of operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows:

                                                          1993    1992   1991
                                                         ------  ------  -----
                                                            (IN MILLIONS)
Federal income tax at statutory rate (35% in 1993, 34%
 in 1992-1991).......................................... $227.5  $ 35.5  $50.1
Increase (decrease) in taxes resulting from:
  State income taxes, net of federal benefit............   20.3     7.5    4.1
  1% increase in federal tax rate.......................   25.5     --     --
  Exchange of mineral assets............................   23.5     --     --
  Depletion.............................................   (8.7)   (3.5)  (3.0)
  Other.................................................   23.3     1.5   (0.2)
                                                         ------  ------  -----
    Total............................................... $311.4  $ 41.0  $51.0
                                                         ======  ======  =====

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

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

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

  Principal temporary differences that gave rise to the net deferred tax liability at December 31, 1993 and 1992 were as follows:

                                                             1993       1992
                                                           ---------  ---------
                                                              (IN MILLIONS)
Deferred tax debits:
  Accrued liabilities not deductible until paid:
    Restructuring......................................... $   119.5  $   144.6
    Postretirement benefits...............................     113.3      108.2
    Casualty and environmental............................     114.8      112.8
    Other.................................................     128.4      134.7
  Non-expiring AMT credit carryforwards...................     106.9       88.0
  Other...................................................      26.1       39.4
                                                           ---------  ---------
    Subtotal.............................................. $   609.0  $   627.7
                                                           ---------  ---------
Deferred tax credits:
  Depreciation............................................ $(1,303.1) $(1,231.8)
  Condemnation sales......................................    (211.8)    (123.1)
  Other...................................................    (250.6)    (166.8)
                                                           ---------  ---------
    Subtotal.............................................. $(1,765.5) $(1,521.7)
                                                           ---------  ---------
      Net deferred tax liability.......................... $(1,156.5) $  (894.0)
                                                           =========  =========

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

NOTE 9: SALES OF ACCOUNTS RECEIVABLE

  Santa Fe Railway has an agreement to sell, on a revolving basis, an undivided percentage interest in certain accounts receivable, with limited recourse, to a financial institution. The agreement, which expires in December 1994, allows for sales of accounts receivable up to a maximum of $225.0 million. Santa Fe Railway acts as collection agent under the agreement. The amount of accounts receivable sold under the agreement was $225.0 million at both December 31, 1993 and 1992. The financial institution purchases an interest in a pool of receivables that has

                                     26--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES generally ranged from $250-$325 million during 1993 and 1992. Santa Fe Railway is exposed to credit loss related to collection of accounts receivable to the extent that the purchased interest exceeds the amount of accounts receivable sold. Costs related to the agreement vary on a monthly basis and are generally related to certain interest rates. These costs, which are included in Other Income--Net, were $8.3 million, $9.4 million and $14.5 million in 1993, 1992 and 1991, respectively.

                                     26--2

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

NOTE 10: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities at December 31, 1993 and 1992 consisted of the following:

                                                                   1993   1992
                                                                  ------ ------
                                                                  (IN MILLIONS)
Accounts and wages payable....................................... $169.2 $172.0
Accrued claims...................................................   90.3   88.3
Rail restructuring...............................................   57.8  122.6
Vacations........................................................   52.1   50.5
Taxes other than income taxes....................................   36.9   39.5
Interest.........................................................   29.6   30.7
Other............................................................  279.8  219.7
                                                                  ------ ------
    Total........................................................ $715.7 $723.3
                                                                  ====== ======

NOTE 11: LONG-TERM DEBT

  Long-term debt at December 31, 1993 and 1992 consisted of the following:

                                                              1993      1992
                                                            --------  --------
                                                              (IN MILLIONS)
Equipment Obligations, weighted average rate of 8.9%,
 maturing from 1994 to 2008................................ $  478.9  $  453.1
Pipeline Exchangeable Debentures, 10.4% (variable),
 maturing 2010.............................................    219.0     219.0
Senior Notes, 12.65%, maturing from 1998 to 2000...........    200.0     200.0
Gold Master Credit Facility, 4.2% (variable) maturing from
 1996 to 1998..............................................    140.0       --
Term Loan, 4.0% (variable), maturing from 1994 to 1995.....    108.7     181.2
Mortgage Bonds, 4%, maturing 1995..........................     95.8      95.8
Lone Tree Gold Facility 4.5% (variable) maturing from 1994
 to 2000...................................................     60.0      17.7
Bank Term Loan, 4.1% (variable), maturing from 1994 to
 1997......................................................     50.0     130.8
Minerals Credit Agreement (variable).......................      --      126.0
Other Obligations, 9.4% to 10.3%, maturing from 1994-2014..     40.2      44.9
Debt discount..............................................    (16.8)    (17.0)
                                                            --------  --------
Total long-term debt.......................................  1,375.8   1,451.5
                                                            --------  --------
Due within one year........................................   (190.7)   (205.8)
                                                            --------  --------
Due after one year......................................... $1,185.1  $1,245.7
                                                            ========  ========

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

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

  All the assets of the Lone Tree Gold Mine are pledged as collateral for the cash and gold borrowings under Lone Tree Mining, Inc.'s Gold Loan Agreement (Lone Tree Gold Facility) (see Note 13: Deferred Gold Loans). Additionally, cash and gold borrowings under the Lone Tree Gold Facility are guaranteed by SFP.

  In December 1992, SFP accelerated the repayment of borrowings related to a 1990 litigation settlement. The early extinguishment of debt resulted in an extraordinary charge of $5.0 million, net of applicable tax benefits of $3.0 million, reflecting the write off of unamortized debt discount. Additionally, in March 1993, SFP accelerated the repayment of $126.0 million associated with the Minerals Credit Agreement. Both of the above repayments were made using a portion of the 1992 and 1993 proceeds from Santa Fe Railway's sale of California lines (see Note 2: Gain on Sale of California lines).

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

                                     27--1

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

NOTE 13: GOLD LOANS

  SFP Gold has borrowed gold to finance the development of its Twin Creeks and Lone Tree Mines. Proceeds from the sale of the borrowed gold are recorded as gold loans at the average price realized. As SFP Gold delivers gold from production, in repayment of the gold loan, revenue will be recorded at this average loan price, reducing the gold loan balance accordingly.

  Gold loan borrowings outstanding under loan and security agreements for the Twin Creeks and Lone Tree Mines total $98.0 million and $51.2 million, respectively, as of December 31, 1993, and $111.0 million and $51.2 million, respectively, as of December 31, 1992. Under the agreements, all assets of the mines are pledged as collateral. Interest on the borrowings are based on the banks' cost of gold funding plus a credit spread of 1%. As of December 31, 1993, repayments under the agreements, in ounces of gold, during the next five years 1994 through 1998 are 36,844; 67,552; 55,252; 55,252 and 64,484, respectively.

NOTE 14: LEASES AND OTHER COMMITMENTS

  SFP leases certain locomotives, freight cars, trailers, data processing equipment and other property. Future minimum lease payments for operating leases (which reflect operating leases having non-cancelable lease terms in excess of one year) as of December 31, 1993 are summarized as follows:

                                                                   (IN MILLIONS)
                                                                   -------------
1994..............................................................    $ 61.7
1995..............................................................      56.2
1996..............................................................      47.0
1997..............................................................      36.7
1998..............................................................      30.5
Later years.......................................................     174.7
                                                                      ------
    Total minimum payments........................................    $406.8
                                                                      ======

  Rental expense for all operating leases was $97.7 million in 1993, $76.2 million in 1992 and $70.7 million in 1991. Contingent rentals and sublease rentals were not significant.

  Santa Fe Railway has entered into agreements with certain locomotive suppliers which provide for maintenance on a portion of its locomotive fleet. As of December 31, 1993, these agreements obligate Santa Fe Railway to make minimum annual payments over periods ranging from two to eighteen years. Santa Fe Railway has also entered into haulage agreements with other rail carriers under which it is required to make minimum payments if specified traffic levels are not met. In the aggregate, these agreements require minimum annual payments of approximately $63 million in 1994, $52 million in 1995, $50 million in 1996, $51 million in 1997, $52 million in 1998, and $327 million in total thereafter through 2012. Payments under the agreements totaled approximately $68 million, $62 million and $49 million in 1993, 1992 and 1991, respectively.

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

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

  SFP Gold's revenues and earnings are strongly influenced by world gold prices, which fluctuate widely and over which SFP Gold has no control. In an effort to minimize its exposure to fluctuations in the price of gold, SFP Gold engages in gold price hedging activities, when deemed appropriate, which consists primarily of the use of forward sales and option contracts. In recent years, SFP Gold's average price realized has exceeded the average spot gold price. While there is no assurance that the hedging program will continue to result in average sales prices in excess of average spot gold prices, SFP Gold intends to continue to hedge, as appropriate, based on gold market conditions and assessments of gold price risk. To the extent the Company hedges portions of its gold production, it may not fully participate in increases in spot gold prices on the portion of its production that has been hedged. At December 31, 1993, forward sales contracts have an aggregate sales value of approximately $224 million which commit SFP Gold to the future delivery of 570,500 ounces of gold at an average price of $393 per ounce. Scheduled delivery dates under the forward sales contracts range from the beginning to the end of 1994. In addition, SFP Gold has committed 114,000 ounces in 1994 under call options at prices ranging between $375 and $385 per ounce and has purchased put options on 114,000 ounces at strike prices ranging between $318 and $331 per ounce. These put and call options expire at a rate of 9,500 ounces per month during 1994.

  The Company enters into various commodity swap and collar transactions to manage exposure against fluctuations in diesel fuel prices. The Company's fuel hedging transactions are based upon commodities that are established in the futures markets. The prices of these commodities have historically shown a high degree of correlation with the Company's diesel fuel prices. Cash settlements on contracts to hedge fuel prices are made at the end of a quarter and the related gain or loss is included in fuel expense for that quarter. To the extent the Company hedges portions of its fuel purchases, it may not fully participate in decreases in fuel prices. At December 31, 1993, the Company had entered into various agreements with several counterparties covering approximately 260 million gallons which is anticipated to cover approximately two-thirds of 1994 fuel purchases. Through swap arrangements the Company has hedged approximately 205 million gallons at an average price of 48 cents. Additionally, approximately 55 million gallons have been hedged through collar arrangements which allow the price to float between average floor and ceiling prices of 46 cents and 51 cents, respectively. These prices do not include taxes, fuel handling costs and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of the Company's diesel fuel. The effects of the Company's fuel hedges was to increase operating expense by $12.4 million in 1993 and to reduce operating expense by $0.9 million and $5.6 million in 1992 and 1991, respectively.

  From time to time, the Company enters into various interest rate hedging transactions for various purposes, including managing exposure to fluctuations in interest rates or establishing rates in anticipation of future debt issuance. At December 31, 1993, the Company had entered into four related interest rate swap transactions for a total notional principal amount of $100 million, for the purpose of establishing rates in anticipation of an expected future debt offering. These swap transactions call for the payment of a fixed interest rate of 6.2%, which was based upon ten year treasury notes, and the receipt of a variable interest rate which was 3.5% at December 31, 1993. At

                                     28--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES the time of the borrowing, which is also expected to have a term of ten years, the swap will be closed out and any gain or loss relating to the terminated interest rate swap will be amortized as an adjustment to interest expense over the term of the borrowing.

  The Company monitors its positions and the credit ratings of its counterparties and does not currently anticipate losses due to counterparty non-performance. The fair market value of the Company's fuel hedging transactions at December 31, 1993 were unrealized losses of $9.2 million for swap arrangements and $2.4 million for collar arrangements. The fair market value of the Company's interest hedging transactions at December 31, 1993 was not significant.

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

  In addition, because many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities

                                     28--2

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES may have resulted in discharges onto the property, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the "Superfund" law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and predecessor owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by the Company, its current lessees, predecessor owners or lessees of properties, or other third parties.

  At December 31, 1993, SFP had been named a potentially responsible party
(PRP) at 6 sites on the Environmental Protection Agency's (EPA) National Priorities List (NPL). Additionally, SFP is potentially liable for the cost of clean-up at other sites identified by the EPA and other agencies. Finally, SFP has identified sites where costs exist for environmental clean-up and monitoring (including where no claim has been asserted), and no agency is currently involved. There are approximately 125 known environmental sites at December 31, 1993 which include, among other things; closed facilities including diesel locomotive repair shops, tie treating plants, fueling facilities and underground storage tanks; property leased or sold to others and current operating sites.

  Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, evolving environmental laws and regulations, and potential recoveries from third parties. Environmental costs include initial site surveys and environmental studies of potentially contaminated sites, costs for remediation and restoration of sites determined to be contaminated, as well as post-closure and ongoing monitoring costs. The Company has not included any reduction in costs for anticipated recovery from insurance. Estimated costs at sites where SFP is a PRP are generally based on cost sharing agreements which vary from site to site, after consideration of the financial condition of other PRP's. These costs are typically allocated based on volume of material contributed, the portion of the total site owned or operated by each PRP, and/or the amount of time the site was owned or operated.

  During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure. As a result of this review and analysis it was determined that an additional accrual of $67 million was appropriate to provide for future costs of this nature which was recorded in the third quarter of 1992 as part of the rail special charge (see
Note 5: Rail Special Charge). In addition, the Company monitors, on a regular basis, accruals for environmental sites which have been identified, based on additional information developed in subsequent periods. The additional information is based on a combination of factors including independent consulting reports, site visits, legal reviews and historical trend analysis.

  Payments recorded against environmental liabilities totaled $13.5 million, $6.3 million and $7.1 million for the years ended December 31, 1993, 1992 and 1991, respectively. The majority of these payments related to mandatory clean-up efforts. Capital expenditures related to environmental sites were insignificant during this three year period. At December 31, 1993 and December 31, 1992 the Company had accrued liabilities for environmental costs of approximately $125 million and $121 million, respectively. The Company anticipates that approximately 75% of the accrued costs at December 31, 1993 will be paid over the next five years, with approximately $25 million of payments occurring in 1994. It is the opinion of SFP management that none of the above items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

 Other Claims and Litigation

  SFP is also a party to a number of other legal actions and claims, including employee injury claims, various governmental proceedings and private civil suits, arising in the ordinary course of business. While the final outcome of these other legal actions cannot be predicted with certainty, considering among other things, the meritorious legal defenses available, it is the opinion of SFP management that none of these claims, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

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

  The Supplemental Plan is an unfunded plan that provides supplementary retirement benefits primarily to certain executives.

  Components of pension income and expense relating to the Retirement and Supplemental Plans for 1993, 1992 and 1991 were as follows:

                                RETIREMENT PLAN

                                                         1993     1992    1991
                                                        -------  ------  ------
                                                            (IN MILLIONS)
Components of pension (income) expense
  Service cost......................................... $   6.6  $  7.7  $  8.7
  Interest cost........................................    42.4    39.6    40.4
  Actual return on plan assets.........................  (111.7)  (59.1)  (99.9)
  Net amortization and deferral........................    47.2    (5.4)   37.0
                                                        -------  ------  ------
    Total.............................................. $ (15.5) $(17.2) $(13.8)
                                                        =======  ======  ======

                               SUPPLEMENTAL PLAN

                                                           1993    1992   1991
                                                          ------- ------ ------
                                                              (IN MILLIONS)
Components of pension expense
  Service cost........................................... $   0.1 $  0.1 $  0.1
  Interest cost..........................................     0.7    0.7    0.7
  Net amortization and deferral..........................     0.5    0.6    0.6
                                                          ------- ------ ------
    Total................................................ $   1.3 $  1.4 $  1.4
                                                          ======= ====== ======


                                     29--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

  Plan assets and liabilities are measured at September 30. A reconciliation of the funded status of the plans with amounts recorded is shown as follows:

                                RETIREMENT PLAN

                                                                 1993    1992
                                                                ------  ------
                                                                (IN MILLIONS)
Plan assets at fair value, primarily invested in common stock, and U.S. and corporate bonds.................................. $667.0  $597.5
Actuarial present value of projected benefit obligation
  Accumulated benefit obligation
    Vested..................................................... (540.7) (425.7)
    Nonvested..................................................  (30.8)  (29.3)
  Provision for future salary increases........................  (43.5)  (47.4)
                                                                ------  ------
Excess of plan assets over projected benefit obligation........   52.0    95.1
Unrecognized net (gain) loss...................................   31.3   (30.1)
Unrecognized prior service cost................................   13.4    17.8
Unrecognized net transition asset being recognized ratably
 through 2002..................................................  (16.1)  (18.1)
                                                                ------  ------
Prepaid pension asset.......................................... $ 80.6  $ 64.7
                                                                ======  ======

                               SUPPLEMENTAL PLAN

                                                                  1993    1992
                                                                 ------  ------
                                                                 (IN MILLIONS)
Actuarial present value of projected benefit obligation
  Accumulated vested benefit obligation........................   $(8.6)  $(7.4)
  Provision for future salary increases........................    (0.6)   (1.2)
                                                                 ------  ------
Projected benefit obligation...................................    (9.2)   (8.6)
Unrecognized net gain..........................................    (0.8)   (1.2)
Unrecognized net transition obligation being recognized ratably
 through 2003..................................................     5.7     6.3
Adjustment required to recognize minimum liability.............    (4.3)   (3.9)
                                                                 ------  ------
Accrued pension liability......................................   $(8.6)  $(7.4)
                                                                 ------  ------
Major assumptions (Retirement and Supplemental Plans):
Discount rate..................................................     7.0%    8.5%
Rate of increase in compensation levels........................     4.0%    5.5%
Expected return on market value of plan assets.................    9.75%   11.0%
                                                                 ======  ======

                                     29--2

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

  The Company adopted SFAS No. 106 effective January 1, 1992 (see Note 18:
Change in Method of Accounting for Postretirement and Postemployment Benefits). Components of net periodic postretirement benefit cost relating to the medical plan and the life insurance plan were as follows:

                                  MEDICAL PLAN

                                                                  1993    1992
                                                                 ------  ------
                                                                 (IN MILLIONS)
Components of net periodic postretirement benefit cost
  Service cost.................................................. $  3.8  $  5.4
  Interest cost.................................................   15.3    18.4
  Net amortization and deferral.................................   (3.5)    --
                                                                 ------  ------
    Total....................................................... $ 15.6  $ 23.8
                                                                 ======  ======

                              LIFE INSURANCE PLAN

                                                                   1993   1992
                                                                  ------ ------
                                                                  (IN MILLIONS)
Components of net periodic postretirement benefit cost
  Service cost...................................................  $ 0.3 $  0.2
  Interest cost..................................................    3.9    3.8
                                                                  ------ ------
    Total........................................................ $  4.2 $  4.0
                                                                  ====== ======

  Prior to 1992, the costs of these benefits were generally recognized when paid and for 1991 were $13.6 million.

  SFP's policy is to fund benefits payable under the medical and life insurance plans as due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1993 and 1992. The Company uses a September 30 measurement date.

                                  MEDICAL PLAN

                                                                   1993    1992
                                                                  ------  ------
                                                                  (IN MILLIONS)
Accumulated postretirement benefit obligation
  Retirees....................................................... $139.0  $114.4
  Fully eligible active plan participants........................   16.2     9.5
  Other active plan participants.................................   80.2    57.1
                                                                  ------  ------
Accumulated postretirement benefit obligation....................  235.4   181.0
                                                                  ------  ------
Unrecognized prior service credit................................   42.1    45.6
Unrecognized net gain (loss).....................................  (39.7)    3.1
                                                                  ------  ------
Accrued postretirement liability................................. $237.8  $229.7
                                                                  ======  ======

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

                              LIFE INSURANCE PLAN

                                                                  1993    1992
                                                                 ------  ------
                                                                 (IN MILLIONS)
Accumulated postretirement benefit obligation
  Retirees...................................................... $ 45.9  $ 43.6
  Fully eligible active plan participants.......................    0.2     --
  Other active plan participants................................    5.1     4.3
                                                                 ------  ------
Accumulated postretirement benefit obligation...................   51.2    47.9
                                                                 ------  ------
Unrecognized net gain (loss)....................................   (5.4)   (1.3)
                                                                 ------  ------
Accrued postretirement liability................................ $ 45.8  $ 46.6
                                                                 ======  ======

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

NOTE 18: CHANGE IN METHOD OF ACCOUNTING FOR POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

  Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that an actuarial method be used to accrue the

                                     30--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES expected cost of postretirement health care and other benefits over employees' years of service. SFAS No. 112 relates to benefits provided to former or inactive employees after employment but before retirement and requires recognition of these benefits if they are vested and payment is probable and reasonably estimable. Prior to 1992, the cost of most postretirement and certain postemployment benefits were expensed when paid. The cumulative effect of this change in accounting attributable to years prior to 1992 was to decrease 1992 net income by $163.0 million, net of the related income tax benefit of $97.0 million. The impact of SFAS No. 106 comprises approximately $158 million of the change. Additionally, expenses in 1992 were $14 million higher than in 1991 as a result of the change in accounting for these costs.

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

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

  Approximately 4.9 million and 6.2 million of outstanding options at December 31, 1993 and 1992, respectively, were exercisable within the next year. Option activity in all plans during 1993, 1992 and 1991 is summarized below:

                                                                         AVERAGE
                                                              SFP SHARES  PRICE
                                                              ---------- -------
Options outstanding at December 31, 1990..................... 15,610,892 $ 7.46
Granted......................................................    343,700   7.22
Exercised....................................................  2,022,221   6.21
Surrendered or terminated....................................  2,887,071   9.20
                                                              ----------
Options outstanding at December 31, 1991..................... 11,045,300 $ 7.23
Granted......................................................     70,000  12.31
Exercised....................................................  2,114,257   6.93
Surrendered or terminated....................................    750,475   8.43
                                                              ----------
Options outstanding at December 31, 1992.....................  8,250,568 $ 7.24
Granted......................................................  5,814,770  17.17
Exercised....................................................  3,284,947   7.21
Surrendered or terminated....................................    176,544   9.91
                                                              ----------
Options outstanding at December 31, 1993..................... 10,603,847 $12.65
                                                              ========== ======

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

                                     31--1

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

NOTE 21: INFORMATION ON BUSINESS SEGMENTS

  Identifiable assets at December 31, 1993, 1992, and 1991, and capital expenditures and depreciation and amortization expenses for the three years then ended, are as follows:

                                                      1993     1992     1991
                                                    -------- -------- --------
                                                          (IN MILLIONS)
Identifiable assets
Rail............................................... $4,906.9 $4,603.8 $4,558.7
Gold...............................................    832.6    485.4    446.7
Pipeline...........................................     65.1     72.2     80.7
Corporate..........................................    132.4    184.0    134.5
                                                    -------- -------- --------
    Total.......................................... $5,937.0 $5,345.4 $5,220.6
                                                    ======== ======== ========
Properties, plant and equipment
Rail
  Track structure.................................. $2,326.8 $2,199.8 $2,202.9
  Equipment........................................  1,952.6  1,864.0  1,910.2
  Other road properties............................  1,478.9  1,337.5  1,264.6
  Real estate and other............................    127.8    122.7    116.6
                                                    -------- -------- --------
    Total Rail..................................... $5,886.1 $5,524.0 $5,494.3
Gold...............................................    778.3    445.5    381.2
Corporate..........................................      --       --       1.2
                                                    -------- -------- --------
    Total.......................................... $6,664.4 $5,969.5 $5,876.7
                                                    ======== ======== ========
Accumulated depreciation, depletion and
 amortization
Rail
  Track structure.................................. $  558.0 $  420.0 $  465.5
  Equipment........................................    872.6    828.9    790.6
  Other road properties............................    140.1    279.6    278.3
  Real estate and other............................      7.0      6.8      7.0
                                                    -------- -------- --------
    Total Rail..................................... $1,577.7 $1,535.3 $1,541.4
Gold...............................................     90.5     94.9     66.3
                                                    -------- -------- --------
    Total.......................................... $1,668.2 $1,630.2 $1,607.7
                                                    ======== ======== ========
Depreciation, depletion and amortization expense
Rail
  Track structure.................................. $   62.1 $   60.8 $   54.9
  Equipment........................................     92.1     89.4     93.1
  Other road properties............................     34.3     31.1     36.1
  Real estate and other............................      --       --       0.2
                                                    -------- -------- --------
    Total Rail..................................... $  188.5 $  181.3 $  184.3
Gold...............................................     59.4     34.8     23.7
Corporate..........................................      --       --       0.4
                                                    -------- -------- --------
    Total.......................................... $  247.9 $  216.1 $  208.4
                                                    ======== ======== ========
Capital expenditures
Rail............................................... $  539.1 $  265.5 $  241.9
Gold...............................................    107.1     66.5     87.5
Corporate..........................................      --       --       1.3
                                                    -------- -------- --------
    Total.......................................... $  646.2 $  332.0 $  330.7
                                                    ======== ======== ========

                                     31--2

             SANTA FE PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

NOTE 22: SUMMARIZED QUARTERLY OPERATING RESULTS (UNAUDITED)

                                     1993                          1992
                          ---------------------------- -------------------------------
                          FIRST  SECOND THIRD   FOURTH  FIRST   SECOND  THIRD   FOURTH
                          ------ ------ ------  ------ -------  ------ -------  ------
                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues................. $653.3 $675.0 $665.5  $732.6 $ 616.7  $605.4 $ 642.1  $632.2
Operating Income (Loss).. $105.5 $108.6 $ 65.2  $143.5 $  96.3  $ 87.8 $(215.1) $108.6
Income (Loss)
  Before Extraordinary
   Charge and Accounting
   Change................ $127.1 $147.5 $ (2.8) $ 67.0 $  28.2  $ 26.5 $(165.1) $173.9
  Extraordinary Charge on
   Early Retirement of
   Debt, Net of Income
   Taxes.................    --     --     --      --      --      --      --     (5.0)
  Cumulative Effect of a
   Change in Accounting
   for Postretirement and
   Postemployment Bene-
   fits, Net of Income
   Taxes.................    --     --     --      --   (163.0)    --      --      --
                          ------ ------ ------  ------ -------  ------ -------  ------
Net Income (Loss)........ $127.1 $147.5 $ (2.8) $ 67.0 $(134.8) $ 26.5 $(165.1) $168.9
                          ====== ====== ======  ====== =======  ====== =======  ======
Income (Loss) Per Common
 Share Before Extraordi-
 nary Charge and Account-
 ing Change.............. $ 0.68 $ 0.79 $(0.01) $ 0.36 $  0.15  $ 0.14 $ (0.89) $ 0.94
Extraordinary Charge.....    --     --     --      --      --      --      --    (0.03)
Cumulative Effect of a
 Change in Accounting....    --     --     --      --    (0.88)    --      --      --
                          ------ ------ ------  ------ -------  ------ -------  ------
Net Income (Loss) Per
 Common Share............ $ 0.68 $ 0.79 $(0.01) $ 0.36 $ (0.73) $ 0.14 $ (0.89) $ 0.91
                          ====== ====== ======  ====== =======  ====== =======  ======

- --------
(1) The sum of net income (loss) per share for the four quarters of 1993 does not equal net income (loss) per share for the full year due to incremental shares resulting from stock options.
(2) 1993 income (loss) includes a first quarter $145.4 million pre-tax gain on sale of California lines, a second quarter $217.5 million pre-tax gain on the exchange of mineral assets, and a third quarter increase in income tax expense of approximately $32 million reflecting the retroactive impact of the increase in the federal income tax rate to 35%.
(3) 1992 income (loss) includes a third quarter $320.4 million pre-tax rail special charge and a fourth quarter $204.9 million pre-tax gain on sale of California lines.

NOTE 23: GOLD RESERVES (UNAUDITED)

AS OF DECEMBER 31,                                1993  1992  1991  1990  1989
- ------------------                               ------ ----- ----- ----- -----
Proven and probable gold reserves (thousands of
 ounces)
  Contained....................................  14,121 6,391 5,781 4,743 3,793
  Portion projected recoverable................  11,240 5,144 4,716 3,921 3,094
                                                 ------ ----- ----- ----- -----
Average price received (per ounce).............    $387  $394  $410  $420  $445
Ounces produced (in thousands).................     611   296   179    51     4
                                                 ------ ----- ----- ----- -----

                                       32