Form 10-K, Exhibit 13
SANTA FE PACIFIC CORP
filed 1995-03-31
CIK 732639

                                                                      EXHIBIT 13

CONSOLIDATED FINANCIAL HIGHLIGHTS
Santa Fe Pacific Corporation and Subsidiary Companies

-------------------------------------------------------------------------------------------------------
                                                                 Year Ended December 31,
                                                  -----------------------------------------------------
  (In millions, except per share data)                1994       1993       1992       1991        1990
-------------------------------------------------------------------------------------------------------
For the Year
  Operating Revenues                              $2,680.9   $2,409.2   $2,251.7   $2,153.5    $2,111.6
  Operating Income (Loss) (1)                        428.9      317.7      (22.8)     255.4       189.2
  Income (Loss) from Continuing Operations (2)       199.4      177.4       21.1       62.4      (245.5)
  Income from Discontinued Operations (3)             23.1      161.4       42.4       34.0       162.4
  Extraordinary Charges/Accounting Changes               -          -     (168.0)         -       (28.7)
  Net Income (Loss)                                  222.5      338.8     (104.5)      96.4      (111.8)
  Total Capital Expenditures                         644.3      539.1      265.5      243.2       378.6
  Depreciation and Amortization                      200.5      188.4      180.8      184.3       185.0
-------------------------------------------------------------------------------------------------------
At Year End
  Total Assets                                    $5,572.9   $5,374.0   $4,946.4   $4,812.1    $4,709.9
  Working Capital Deficit                           (434.7)    (396.8)    (453.9)    (439.4)     (378.7)
  Total Debt                                       1,271.0    1,175.8    1,306.7    1,702.0     1,791.2
  Shareholders' Equity                             1,256.9    1,268.3      928.5    1,036.9       911.7
-------------------------------------------------------------------------------------------------------
Per Common Share Data
  Income (Loss) from Continuing Operations (2)    $   1.05   $   0.95   $   0.11   $   0.35    $  (1.51)
  Income from Discontinued Operations (3)             0.12       0.86       0.23       0.19        1.00
  Extraordinary Charges/Accounting Changes               -          -      (0.91)         -       (0.18)
  Net Income (Loss)                                   1.17       1.81      (0.57)      0.54       (0.69)
  Shareholders' Equity                                6.67       6.83       5.11       5.77        5.27
  Cash Dividends (4)                                  0.10       0.10       0.10       0.10        0.10
-------------------------------------------------------------------------------------------------------

[FN]
(1) 1992 includes a pre-tax special charge of $320.4 million.

(2) 1993 includes a pre-tax gain on sale of California lines of $145.4 million. 1992 includes a pre-tax gain on sale of California lines of $204.9 million and a pre-tax special charge of $320.4 million. 1990 includes a net pre-tax charge of $342.1 million related to the settlement of a lawsuit.

(3) Includes after tax gains of $108.3 million related to an exchange of mineral assets in 1993 and $102.0 million related to the settlement of a lawsuit in 1990.

(4) 1994 excludes the distribution of SFP's 85.4% interest in the stock of SFP's former gold subsidiary in September 1994. 1990 excludes the distribution of SFP's 80% interest in the stock of SFP's former real estate and energy subsidiaries in December 1990.

                                                                       CONTENTS
                                                                       -------------------------------------------------
                                                                       Letter to the Shareholders                      2

                                                                       Consolidated Financial Review                  12

                                                                       Reports of Management
                                                                       and Independent Accountants                    19

                                                                       Consolidated Financial Statements and Notes    20

                                                                       Directors and Officers                         33



                                            SANTA FE PACIFIC CORPORATION  |  1

CONSOLIDATED FINANCIAL REVIEW

Santa Fe Pacific Corporation and Subsidiary Companies




Management's Discussion and Analysis of
Results of Operations and Financial Condition.

Merger Activities

Santa Fe Pacific Corporation (SFP or Company) signed an agreement to merge with Burlington Northern Inc. (BNI) (the Merger) pursuant to an Agreement and Plan of Merger dated June 29, 1994, as amended (the Merger Agreement). The Merger was approved by SFP and BNI shareholders on February 7, 1995, and in accordance with the Merger Agreement, BNI and SFP conducted a tender offer to purchase a total of 63 million shares of SFP common stock at a price of $20 per share (the Tender Offer). Between the Tender Offer and consummation of the Merger, SFP has the right to purchase an additional 10 million shares, subject to certain limitations of the Merger Agreement and the SFP Credit Facility (defined below). At Merger consummation, each remaining outstanding share of SFP common stock will be converted into at least 0.40 of a share of BNI common stock (the Exchange Ratio) in a tax-free exchange. The Exchange Ratio will depend on the number of shares purchased by SFP between the Tender Offer and Merger consummation as well as the number of SFP stock options which are exercised prior to consummation of the Merger. The Merger Agreement provides for a maximum Exchange Ratio of 0.4347; however, as SFP stock options have been exercised since December 31, 1994, the Exchange Ratio will be less than the maximum. The consummation of the Merger is subject to various conditions, including approval by the Interstate Commerce Commission (ICC).

  Under current law, the ICC has a maximum of 31 months to approve the Merger after the application is filed; however, the ICC had previously established a 535 day schedule for a final decision from the filing date of the ICC application, which occurred on October 13, 1994. This schedule was held in abeyance until the shareholders' vote on the Merger. The ICC recently requested comments on a proposed 180-day schedule for the review of railroad mergers and specifically asked for comments on whether the new schedule should apply to the BNI-SFP merger. BNI and SFP have asked the ICC to apply a 165-day schedule to the Merger. The ICC has the matter under consideration, and it has not yet rendered a decision. Currently, there can be no assurance that the ICC will issue a decision on the Merger any sooner than the 31-month period permitted by law.

  Under the terms of the Tender Offer, SFP purchased 38 million shares of SFP common stock and BNI purchased 25 million shares of SFP common stock. In connection with the Tender Offer, SFP has obtained a bank loan facility (Credit Facility) up to $1.56 billion which consists of a $1 billion term loan, a $310 million revolving credit facility and a $250 million revolving credit facility. On February 21, 1995, SFP borrowed $760 million under the term loan to purchase the 38 million shares of SFP common stock. SFP intends to borrow up to an additional $350 million in 1995, which will be used in part to retire SFP's $200 million 12.65% senior notes maturing 1998-2000, including any costs associated with such retirement. The debt repayment is expected to result in an after-tax extraordinary charge for the early retirement of debt of approximately $20 million.

  If the Tender Offer and related financing activities had been completed at December 31, 1994, SFP's long-term debt would have increased by up to $910 million and SFP's stockholders' equity would have decreased by approximately $780 million. SFP's total debt to total capitalization ratio would have increased from 50% to approximately 82%.

  Borrowings under the Credit Facility are based on variable interest rates (e.g., LIBOR or prime) plus a credit spread which varies based on the financial performance of the Company. The variable rate plus the credit spread was approximately 7.6% on February 21, 1995. Terms of the Credit Facility also require SFP to enter into interest rate hedging transactions for two-thirds of outstanding borrowings under the term loan or up to $667 million to protect against increases in interest rates. As of February 21, 1995 the Company had entered into various interest rate swap transactions with a total notional principal amount of $200 million. The interest rate swaps mature from December 1996 through December 1998 and were entered into to match maturities under the term loan. The interest rate swaps require payment of a fixed interest rate of approximately 7.6% and the receipt of a variable interest rate based on LIBOR. The transactions will be settled quarterly and will be recognized as a component of interest expense as incurred.

  Repayment terms of outstanding borrowings under the Credit Facility are as follows: (i) the $1 billion term loan requires repayment of $50 million in 1996, $100 million in both 1997 and 1998, $150 million in 1999, $200 million in 2000 and $400 million in 2001; (ii) outstanding borrowings under the $310 million revolving credit facility are payable at the earliest of (a) December 31, 1997,
(b) six months after ICC approval of the Merger or (c) six months after termination of the Merger Agreement; and (iii) outstanding borrowings under the $250 million revolving credit facility are payable on December 31, 1999. SFP pays commitment fees of 0.3% per annum on the unused portion of the revolving credit facilities. The use of borrowings under the term loan are generally restricted; however, up to $360 million of the revolving credit facilities can be used by SFP for working capital needs and other general corporate purposes. The Credit Facility contains various covenants including: limitations on indebtedness, dividends and stock repurchases; maintenance of various financial ratios; and certain restrictions related to the disposition of assets. After the Tender Offer and related financing activities it is anticipated that SFP will not pay any cash dividends in the foreseeable future.

  Subject to the limitations set forth in the Merger Agreement and the Credit Facility, repurchases of up to an additional 10 million shares of SFP common stock after the Tender Offer and before the Merger, including the amount and timing of any such repurchases, will be in the sole discretion of SFP. Accordingly, although SFP anticipates that at least $50 million would be available for repurchases under the terms of the Credit Facility in 1995, there can be no assurance that SFP will make any repurchases. To have the $50 million available for repurchases, SFP would have to comply with the minimum capital expenditure and maximum total debt provisions of the Merger Agreement. If regulatory approval of the Merger is expedited, as discussed above, it is likely that the number of shares SFP would repurchase would be less than if regulatory approval is not expedited.



12  |  SANTA FE PACIFIC CORPORATION

Revenue Information

----------------------------------------------------------------
                                       Year Ended December 31,
                                   -----------------------------
          (In millions)                 1994      1993      1992
----------------------------------------------------------------
Freight Revenue
Intermodal
 Direct Marketing                   $  549.9  $  407.7  $  350.4
 Intermodal Marketing Companies        429.2     373.1     392.5
 International                         218.8     196.0     169.4
----------------------------------------------------------------
 Total Intermodal                    1,197.9     976.8     912.3
----------------------------------------------------------------
Carload Commodities
 Petroleum                             146.1     138.7     136.2
 Chemicals & Plastics                  141.0     133.3     141.0
 Consumer/Food Products                129.1     124.7     127.0
 Building Materials & Paper
  Products                             120.1     108.1     104.6
 Metals                                 83.5      77.6      70.3
----------------------------------------------------------------
 Total Carload Commodities             619.8     582.4     579.1
----------------------------------------------------------------
Bulk Products
 Coal                                  232.0     220.1     194.5
 Minerals, Ores & Other                148.2     152.3     162.5
 Grain                                 130.2     162.9     143.4
 Grain Products                         87.4      82.0      80.5
----------------------------------------------------------------
 Total Bulk Products                   597.8     617.3     580.9
----------------------------------------------------------------
Automotive
 Motor Vehicles                        196.7     164.1     112.4
 Vehicle Parts                          26.9      27.9      24.9
----------------------------------------------------------------
 Total Automotive                      223.6     192.0     137.3
----------------------------------------------------------------
Total Revenue Before Adjustments     2,639.1   2,368.5   2,209.6
Miscellaneous Adjustments                  -         -       3.3
----------------------------------------------------------------
 Total Freight Revenue               2,639.1   2,368.5   2,212.9
Other Revenues                          41.8      40.7      38.8
----------------------------------------------------------------
 Total Operating Revenues           $2,680.9  $2,409.2  $2,251.7
================================================================

Results of Operations

1994 Compared with 1993

SFP reported 1994 net income of $222.5 million or $1.17 per share compared to 1993 net income of $338.8 million or $1.81 per share. The decrease in net income is attributable to lower income from discontinued operations which included an after tax gain of $108.3 million on the exchange of mineral assets in 1993 and a full year of operations included in 1993. Only nine months of discontinued operations are included in 1994 due to the distribution of SFP's interest in Santa Fe Pacific Gold Corporation (SFP Gold) to SFP shareholders in September 1994 (see Other Matters--Distribution of SFP Gold to Shareholders). Income from continuing operations was $199.4 million or $1.05 per share compared to $177.4 million or $0.95 per share in the prior year. This increase is primarily attributable to: (1) an increase in operating income of $111.2 million at The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway) principally due to higher business levels in 1994 as well as revenue losses and the costs of midwest floods included in prior year results; (2) higher equity income from earnings of Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership) of $16.0 million due primarily to environmental and litigation charges of $12.2 million included in 1993; and (3) lower income tax expense of $25.0 million. The above are partially offset by a $145.4 million pre-tax gain on the sale of rail lines in California in 1993 (see Note 4--Gain on Sale of California Lines).

  Special items in 1994 include pre-tax gains of $29.5 million from a change in postretirement medical benefits eligibility requirements, $23.7 million related to the sale of an investment, and $10.5 million related to a favorable litigation settlement. In addition, 1994 includes pre-tax expense of $13.7 million for fourth quarter costs related to the Merger, and $12.3 million related to an adverse appellate court decision.

  Special items in 1993 include pre-tax gains of $145.4 million from the sale of rail lines in southern California and $21.6 million related to the favorable outcome of arbitration and litigation settlements. In addition, 1993 includes the $12.2 million impact of Pipeline Partnership environmental and litigation charges, and an increase in income tax expense of $23.5 million for the retroactive effect of the increase in the federal income tax rate from 34% to 35%.

  Excluding discontinued operations and special items in both years, SFP's 1994 net income was $181.4 million or $0.95 per share compared to $114.5 million or $0.61 per share in 1993.

Santa Fe Railway

Operating income was $428.9 million and represents an increase of $111.2 million or 35% over the $317.7 million reported in 1993. The increase is the result of continued growth in revenues due to growth in business and the impact of midwest floods in 1993 partially offset by increased expenses in 1994 resulting from higher traffic volumes. The operating ratio in 1994 decreased to 84.0% from 86.8% in 1993.

  Operating revenues increased by $271.7 million or 11% in 1994 reflecting an 8% increase in carloadings and a 3% increase in average revenue per car.

  Intermodal revenues increased 23% to $1,197.9 million as volumes increased 18% and average revenue per car increased 4%. The increase in intermodal volume was attributable to growth in business as well as the impact of midwest floods in 1993. Direct marketing volumes, which include less than truckload (LTL) carriers, the J. B. Hunt alliance and United Parcel Service, increased 37%. Revenues from intermodal marketing companies increased 15% due to volume and revenue per unit increases, including additional longer-haul transcontinental freight. International revenues increased 12% principally reflecting increased volumes.

  Carload commodities revenues increased 6% to $619.8 million primarily due to an 8% growth in volumes. Building materials and paper products revenues increased 11% reflecting continued strength in the housing market. Revenue from petroleum products increased 5% as Santa Fe Railway moved more oxygenates, which are blended with gasoline for compliance with the Clean Air Act. Also, shipments of carbon black used by the auto industry increased. Chemicals and plastics revenues increased $7.7 million reflecting an 8% increase in volumes, partially offset by a 2% decrease in average revenue per car due to changes in the type of commodity shipped.

  Bulk products revenues decreased 3% to $597.8 million as a decline in whole grain revenues due to lower export shipments was partially offset by increased coal demand.

  Automotive revenues increased 16% to $223.6 million principally reflecting higher volumes, the result of the overall strong year in the automotive industry.



                                           SANTA FE PACIFIC CORPORATION  |  13

  Operating expenses of $2,252.0 million increased $160.5 million or 8% from 1993. Compensation and benefits expense of $835.7 million increased 4%, the result of higher volumes and inflation, partially offset by continued operating efficiencies. Revenue ton miles per average employee improved by 6%. Contract services expense of $395.6 million increased $73.9 million and reflects the expanded use of third parties for locomotive maintenance and overhauls and an increase in other contract services like drayage and ramping, due largely to the higher business volumes. Fuel expense of $252.7 million increased $13.6 million from 1993 and reflects a volume related increase in consumption partially offset by a 7% decrease in price. Equipment rents expense rose $18.8 million to $248.2 million due primarily to increased business volumes. Materials and supplies expense decreased $8.9 million to $118.8 million from 1993 reflecting lower locomotive material expense, partially the result of the increased use of contract services for locomotive repairs. Other expense of $200.5 million increased $15.1 million from 1993 reflecting volume and inflationary increases.

Equity in Earnings of Pipeline Partnership

SFP's 44% investment in the Pipeline Partnership produced equity income of $34.6 million, including a $1.4 million credit for the change in postretirement medical eligibility requirements, compared to $18.6 million in the prior year, which included the $12.2 million litigation and environmental charges. The Pipeline Partnership's revenues increased 4%, primarily resulting from increased volumes. Operating expenses at the Pipeline Partnership decreased by 17% due principally to the special litigation and environmental charge in 1993.

Interest Expense/Other Income (Expense)-Net

Interest expense of $121.9 million declined by $11.5 million or 9% principally due to lower average debt levels. Other income-net of $9.5 million is $3.7 million above last year primarily due to a $23.7 million gain on the sale of an investment and a $28.1 million attribution gain resulting from the change in postretirement medical benefits eligibility requirements. The above are partially offset by $21.6 million in income from favorable arbitration/litigation settlements in 1993, merger related costs in 1994, and lower interest income and income from real estate activities in 1994.

Income Taxes

Income tax expense decreased $25.0 million as 1993 included $23.5 million of expense for the retroactive impact of the increase in the federal tax rate from 34% to 35% on temporary differences at January 1, 1993.

Discontinued Operations

Income from discontinued operations of $23.1 million decreased $138.3 million primarily due to an after-tax gain of $108.3 million on the exchange of mineral assets with Hanson Natural Resources Company (Hanson) in 1993 and a full year of operations included in 1993 compared to nine months of operations in 1994. SFP Gold was distributed to shareholders on September 30, 1994. Operating income from gold operations was $10.7 million higher in 1994 as ounces sold for the first nine months in 1994 were 676,000 compared to 591,000 for the full year of 1993, reflecting increased sales from existing mines as well as mines received in the exchange of assets with Hanson. However, 1993 included operating income from coal and aggregate operations of $35 million related to assets which were exchanged with Hanson. Additionally, 1994 includes transaction and other costs related to the distribution to shareholders.

1993 Compared with 1992

SFP had 1993 net income of $338.8 million or $1.81 per share compared to a 1992 net loss of $104.5 million or $0.57 per share. Income from continuing operations was $177.4 million or $0.95 per share compared to $21.1 million or $0.11 in the prior year. These increases primarily relate to: (1) higher operating income of $340.5 million at Santa Fe Railway principally due to a $320.4 million special charge recorded in 1992 as well as increased business levels in 1993, partially offset by the negative impact of midwest floods in 1993; (2) lower interest expense of $31.1 million; (3) higher income from discontinued operations primarily due to an after tax gain of $108.3 million on the exchange of mineral assets in 1993; and (4) a $163.0 million charge in 1992 for an accounting change. The above are partially offset by: (1) a $59.5 million decline in pre-tax gains on the sale of rail lines in southern California; and (2) the increase in the federal income tax rate from 34% to 35% during 1993.

  1993 includes the special items discussed previously. Additionally, special items in 1992 included a pre-tax gain of $204.9 million from the sale of rail lines in southern California. Also, 1992 included pre-tax special charges of $320.4 million at Santa Fe Railway principally related to a new labor agreement, operations centralization and increased environmental accruals (see Other Matters-Environmental Contingencies and Other Matters-Rail Restructuring) and $4.5 million for SFP's portion of environmental charges at the Pipeline Partnership. Also, a charge of $163.0 million after taxes was recorded for the adoption of Statement of Financial Accounting Standard (SFAS) No.'s 106 and 112, on accounting for postretirement and postemployment benefits other than pensions. This charge represented the cumulative effect of the new principle on years prior to 1992. Finally, an extraordinary charge of $5.0 million after taxes was recorded on early extinguishment of debt.

  Excluding discontinued operations and special items in both years, SFP's 1993 net income was approximately $114.5 million or $0.61 per share compared to $96.4 million or $0.52 per share in 1992.

Santa Fe Railway

Operating income was $317.7 million and represents an increase of $340.5 million over the $22.8 million operating loss reported in 1992. The increase is the result of the $320.4 million special charge in 1992 discussed above and increased business levels in 1993, partially offset by the negative impact of midwest floods in 1993. Operating income in 1993 increased 7% compared to 1992 excluding the special charge, while the operating ratio of 86.8% was even with adjusted 1992.

  Operating revenues increased by $157.5 million or 7% in 1993 reflecting a 7% increase in carloadings while average revenue per car remained constant. The volume increase occurred despite the midwest flooding.

  Intermodal revenues increased by 7% to $976.8 million primarily due to a 6% increase in carloadings which reflected a continued growth in business despite the negative impact of the midwest floods in 1993. The average intermodal revenue per car increased 1% principally reflecting a shift in mix to higher rated direct marketing traffic. Continued growth of Santa Fe Railway's alliance with J.B. Hunt was the principal factor for the 17% increase in direct market-


14  SANTA FE PACIFIC CORPORATION
ing revenues. International revenues improved by 17% reflecting both continued growth in shipments from existing customers and new contracts. Intermodal marketing companies' revenue declined 5% due to lower volumes.

  Carload commodities revenues increased by 1% to $582.4 million as carloadings increased 2% while average revenue per car declined 2%. Metals revenues of $77.6 million were $7.3 million higher principally due to an increase in steel shipments along the west coast. Building materials & paper products revenues rose 3% to $108.1 million due to higher average revenue per car reflecting a shift in mix to higher rated lumber products shipments.

  Bulk products revenues increased by 6% to $617.3 million principally reflecting a 6% increase in volumes. Coal revenues increased 13% to $220.1 million and include traffic related to Wisconsin Electric Power's long-term purchase agreement with the Pittsburg & Midway Coal Mine located near Raton, New Mexico which began in the third quarter of 1992. Whole grain revenues increased 14% to $162.9 million reflecting both higher volumes due to a rise in export shipments and higher average revenue per car due to longer haul shipments and rate increases. Minerals, ores and other revenues declined 6% to $152.3 million primarily due to sluggish international markets and foreign competition in the sulphur and potash industries.

  Automotive revenues increased by $54.7 million to $192.0 million due principally to new business related to a long-term automotive contract with General Motors in the Arizona and southern California corridors which began in December 1992.

  Operating expenses of $2,091.5 million decreased by $183.0 million from 1992, which included the $320.4 million special charge discussed above. Compensation and benefits expense rose slightly as higher traffic levels and cost escalations were offset by increased efficiencies, which include the effect of a crew consist agreement reached in September 1992 with the United Transportation Union reducing crew sizes on the eastern half of the railroad. Revenue ton miles per average employee improved by 11% reflecting efficiencies and volume growth. Contract services expense increased $44.8 million to $321.7 million and reflects higher ramping/deramping and drayage costs related to increased intermodal shipments, and expanded use of locomotive maintenance and overhaul contract services. Fuel expense of $239.1 million rose $33.6 million reflecting a 9% increase in consumption and a 7% higher price. The increase in consumption reflects the higher traffic volumes as well as additional consumption associated with flood-related train detours. Equipment rents expense increased by $43.4 million to $229.4 million due to the higher traffic volume, the lease of equipment for new business and additional expenses associated with flood-related train detours. Operating expenses increased by $137.4 million excluding the 1992 special charge.

Equity in Earnings of Pipeline Partnership

SFP's investment in the Pipeline Partnership produced equity income of $18.6 million including the $12.2 million of expense for SFP's portion of special litigation and environmental charges, a decrease of $5.5 million compared to 1992 which included $4.5 million of expense for SFP's portion of a special environmental charge. The Pipeline Partnership's revenues increased 7% principally reflecting a 3% volume increase and 4% increase in average revenue per barrel. Operating expenses at the Pipeline Partnership increased by $27.6 million due to a $17.0 million increase in special charges and higher major maintenance and administrative expenses. Excluding special items in both years, SFP's equity investment in the Pipeline Partnership produced income of $30.8 million in 1993 compared to $28.6 million in 1992.

Interest Expense/Other Income (Expense)-Net

Interest expense declined by $31.1 million or 19% due principally to lower outstanding debt as well as favorable variable interest rates. Other income (expense)-net increased by $6.1 million to $5.8 million reflecting $21.6 million related to the favorable outcome of arbitration and litigation settlements, partially offset by lower interest income and reduced income from real estate activities.

Income Taxes

Income tax expense in 1993 of $176.7 million was $156.4 million above 1992 and reflects the increase in pre-tax income as well as the increase in the federal tax rate from 34% to 35%, including $23.5 million for the impact on temporary differences at January 1, 1993.

Discontinued Operations

Income from discontinued operations, net of income taxes increased $119.0 million due to an after tax gain of $108.3 million related to the exchange of mineral assets with Hanson and higher operating income from gold. Ounces sold doubled to 591,000 in 1993, which reflects increased sales from existing mines as well as production in the second half of the year from mines received in the exchange of assets with Hanson. Operating income from coal and aggregate operations declined by approximately $14 million as 1993 included only six months of operations due to the exchange of these assets with Hanson.

Financial Condition

Liquidity and Capital Resources

See discussion of SFP's 1995 Tender Offer and related financing activities in Merger Activities. SFP anticipates that it will fund payment of its cash requirements, other than those related to the Tender Offer and related financing activities, in 1995 through internally generated funds, existing cash balances and revolving credit facilities borrowings. Cash needs in 1995 include capital expenditures, principal payments on long-term debt, including $95.8 million for the repayment of mortgage bonds, as well as commitments for operating leases, maintenance agreements for locomotives and minimum payments under haulage agreements with other railroads (see Note 14: Hedging Activities, Leases and Other Commitments). Capital expenditures in 1995 are expected to approximate $500 million, including non-cash capital expenditures of approximately $125 million primarily for either directly financed or leased equipment acquisitions, and reimbursed projects.

  Cash provided by operating activities from continuing operations for the year ended December 31, 1994 was $476.1 million. It primarily consisted of net earnings before depreciation and deferred taxes, reduced by restructuring payments, which principally include employee severance, relocation costs and other labor related payments. During 1994, additional cash of $200.0 million was provided by the issuance of senior notes maturing in 2001 and 2004. In addition, $72.5 million was received as principal payments on a note receivable. Also, $50.0 million was received through additional sales of accounts receivable. Santa Fe

                                               SANTA FE PACIFIC CORPORATION   15

Railway has replaced a previous accounts receivable sales agreement with a new agreement which allows sales up to $300 million, with $275 million outstanding at December 31, 1994. Capital expenditures during 1994, including non-cash capital expenditures of $182.8 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway, totaled $644.3 million. Capital expenditures in 1994 were higher than in 1993 due to increased spending on rail expansion projects and facilities which include line capacity improvements, terminal access improvements, intermodal facilities and other projects, and additional equipment, including the receipt of 100 new locomotives, compared to 85 received in the prior year. Both years include significant spending on the Alliance, Texas intermodal and carload transportation center and the Willow Springs, Illinois intermodal facility. These facilities were completed and opened during 1994. Cash capital expenditures were primarily funded through cash generated from continuing operations. Principal payments on long-term borrowings during 1994 were $255.9 million.

  For the year ended December 31, 1993, cash provided by operating activities from continuing operations was $296.1 million. During 1993, additional cash of $247.6 million was provided by the sale of assets at Santa Fe Railway, including $226.9 million from the sale of rail lines in southern California. In addition, $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1993, including non-cash capital expenditures of $157.6 million primarily for directly financed equipment acquisitions and reimbursed projects at Santa Fe Railway, totaled $539.1 million. Capital expenditures in 1993 were significantly higher than in 1992 due to increased spending on rail expansion projects and facilities which include the facilities at Alliance, Texas and Willow Springs, Illinois. Additionally, 1993 capital expenditures include the purchase of 85 new locomotives valued at approximately $100 million, while in 1992, 90 new locomotives with a fair market value in excess of $100 million were acquired through an operating lease. Cash capital expenditures were primarily funded through cash generated from continuing operations. Principal payments on long-term borrowings during 1993 were $242.6 million.

  For the year ended December 31, 1992, cash provided by operating activities from continuing operations was $250.6 million. Additionally, cash of $319.0 million was provided by the sale of assets at Santa Fe Railway, including $255.0 million from the sale of rail lines in southern California. In addition, $72.5 million was received as principal payments on a note receivable. Capital expenditures during 1992, including non-cash capital expenditures of $9.5 million, totaled $265.5 million and were used for equipment and improvements to track structure and facilities at Santa Fe Railway. The expenditures were primarily funded through cash generated from continuing operations. Principal payments on long-term borrowings during 1992 were $407.5 million, including $201.0 million of proceeds from the sale of rail lines in southern California used to retire debt.

Inflation

Because of the capital intensive nature of SFP's businesses and because depreciation is based on historical cost, the full effect of inflation is not reflected in operating expenses. An assumption that all operating assets were replaced at current price levels would result in depreciation charges substantially greater than historically reported amounts.

Other Matters

Distribution of SFP Gold to Shareholders

In June 1994, SFP Gold completed an initial public offering of 14.6% of its common stock. Approximately 19 million shares were sold at a price of $14 per share resulting in net proceeds of $250.3 million, the majority of which was used for the repayment of outstanding debt at SFP Gold. SFP distributed its remaining 85.4% interest in SFP Gold to SFP shareholders and SFP Gold became a separate, independent entity on September 30, 1994. Holders of record of SFP common stock received a distribution of one share of common stock of SFP Gold for every approximately 1.7 shares of SFP common stock held. Under a ruling obtained from the Internal Revenue Service, the distribution was tax-free to SFP shareholders. Accordingly, the consolidated financial statements and notes present SFP Gold as a discontinued operation.

Labor Negotiations

SFP is actively involved in industrywide labor contract negotiations which began in late 1994. Wages, health and welfare benefits, work rules and other issues are being negotiated for all rail union employees, which represent over 85% of Santa Fe Railway's work force. These negotiations have traditionally taken place over a number of months and have previously not resulted in any extended work stoppages.

Environmental Contingencies

The Company is subject to extensive regulation under federal, state and local environmental laws covering, for example, discharges to waters, air emissions, toxic substances, and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. These laws and regulations have the effect of increasing the cost and liabilities associated with the operations of the Company. Environmental risks are also inherent in railroad operations which frequently involve transporting chemicals and other hazardous materials.

  Santa Fe Railway expects it will become subject to future requirements regulating air emissions from diesel locomotives that may increase its operating costs. During 1995, the Environmental Protection Agency (EPA) must issue regulations applicable to new locomotive engines. It is anticipated that these regulations will be effective for locomotive engines installed after 1999. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time it is unknown whether California will adopt any locomotive emission standards.

  In addition, many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the "Superfund" law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and former owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by

16 SANTA FE PACIFIC CORPORATION
the Company, its current lessees, former owners or lessees of properties, or other third parties.

  At December 31, 1994, SFP had been named a potentially responsible party (PRP) at seven sites on the EPA's National Priorities List. SFP is also potentially liable for the cost of clean-up at other sites identified by the EPA and other agencies. SFP has identified approximately 125 sites where costs exist for environmental clean-up and monitoring, including some where no claim has been asserted and no agency is currently involved. These sites include, among other things: closed facilities, diesel locomotive repair shops, tie treating plants, fueling facilities and underground storage tanks; property leased or sold to others; and current operating sites.

  Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, evolving environmental laws and regulations, and potential recoveries from third parties. Environmental costs include initial site surveys and environmental studies of potentially contaminated sites, costs for remediation and restoration of sites determined to be contaminated, as well as post-closure and ongoing monitoring costs. Estimated costs at sites where SFP is a PRP are generally based on cost sharing agreements which vary from site to site. These costs are typically allocated based on the financial condition of other PRP's, volume of material contributed, the portion of the total site owned or operated by each PRP, and/or the amount of time the site was owned or operated.

  During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure. As a result of this review and analysis, an additional accrual of $67 million was recorded as part of the rail special charge to provide for future costs of this nature. The Company also monitors accruals for environmental sites that have been identified, based on additional information developed in subsequent periods. The additional information is based on a combination of factors including independent consulting reports, site visits, legal reviews and historical trend analysis. At December 31, 1994 and 1993, the Company had accrued liabilities for environmental costs of approximately $126 million and $125 million, respectively. The Company has not included any reduction in costs for anticipated recovery from insurance.

  Payments recorded against environmental liabilities totaled $20.0 million, $13.5 million and $6.3 million for the years ended December 31, 1994, 1993 and 1992, respectively. The majority of these payments related to mandatory clean-up efforts. Capital expenditures related to environmental sites were insignificant during this period. The Company anticipates that approximately 75% of the accrued costs at December 31, 1994 will be paid over the next five years, with approximately $25 million of payments occurring in 1995. It is the opinion of SFP management that none of the above items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

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

Rail Restructuring

During 1992, Santa Fe Railway recorded a $253 million pre-tax charge primarily for costs of a crew consist agreement on the eastern half of the railroad and for centralization of certain transportation functions.

  The eastern lines crew consist agreement comprised approximately $149 million of the charge. The agreement provides for further reductions in average crew sizes on through freight trains, and elimination of productivity payments which were required when reduced crews were used. This agreement, when combined with a similar agreement reached earlier with trainmen on the other half of the system, provides for through trains generally to operate with two person crews.

  Estimated operating expense savings resulting from the eastern lines agreement was approximately $25 million annually beginning in 1993. The 1992 agreement covers approximately 2,000 employees. Costs of the agreement provided for in the charge relate to a signing bonus of $10,000 per employee, the present value of a $65,000 deferred benefit per employee payable upon separation or retirement and the present value of reserve board costs. Reserve board costs represent wages paid to employees rendered excess due to reduced crews. When on reserve board status, employees are removed from active service and receive a percentage of their normal wages. Eastern line reserve boards initially contained approximately 500 members and have declined significantly over time through attrition, recall to work, and other factors.

  The charge also included approximately $73 million related to centralization. In 1992, Santa Fe Railway decided to centralize many operating support functions. Centralization began in late 1992 and by the fall of 1993, Santa Fe Railway had centralized train dispatching, crew planning and fleet management in Schaumburg, Illinois; crew management, customer service and mechanical (equipment) administration in Topeka, Kansas; and other administrative and operating support functions in Kansas City, Kansas. The charge provided for the cost of 700 relocations, reductions of 600 administrative and clerical positions, and abandonment of facilities. Most of the costs of centralization have been paid. Centralization of the above activities is estimated to have resulted in annual cost savings to the Company of approximately $20 million. The majority of these annual savings were realized in 1994 as the centralization of operating support functions was substantially completed in 1993.

  Additionally, the charge included approximately $31 million for other cost saving initiatives, including an adjustment of accruals established for other operating craft labor agreements reached in prior periods.

  In the fourth quarter of 1994, based upon a review of the adequacy of the restructuring reserve as well as an actuarial review of Santa Fe Railway's liability for personal injury claims, the Company reduced the restructuring reserve by approximately $30 million and increased the per

                                                SANTA FE PACIFIC CORPORATION  17
sonal injury reserve by approximately $30 million. The restructuring over accrual primarily resulted from lower than anticipated reserve board levels due to higher business volumes while the higher personal injury reserve requirement primarily resulted from greater actuarial loss development partially offset by reduced employee injuries. At December 31, 1994, the balance of the restructuring liability was $218.7 million. The majority of the balance represents the present value of future deferred benefit payments related to the 1992 eastern lines agreement and similar agreements reached in and accrued for in prior years. Restructuring costs paid were $64.4 million in 1994, $80.9 million in 1993 and $118.9 million in 1992. In 1995, the Company expects payments of approximately $50 million. Future payments will decline over time; however, certain separation benefits will not be paid until employee retirement. Santa Fe Railway has obtained letters of credit of approximately $13 million supporting certain of its obligations under labor agreements.

Hedging Activities

The Company enters into various commodity swap and collar transactions to manage exposure against fluctuations in diesel fuel prices. The Company's fuel hedging transactions are based on commodities established in the futures markets. The prices of these commodities have historically shown a high degree of correlation with the Company's diesel fuel prices. Cash settlements on contracts to hedge fuel prices are made at the end of a quarter and the related gain or loss is included in fuel expense for that quarter. To the extent the Company hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

  At December 31, 1994, the Company had entered into various commodity swap transactions with several counterparties covering approximately 180 million gallons of diesel fuel which is anticipated to cover approximately 45% of 1995 fuel purchases. These swap arrangements have an average price of 48 cents per gallon. This price does not include taxes, fuel handling costs and any differences that may occur from time to time between the prices of commodities hedged and the purchase price of the Company's diesel fuel. The effect of the Company's fuel hedging activities was to increase operating expense by $4.4 million and $12.4 million in 1994 and 1993, respectively, and to reduce operating expense by $0.9 million in 1992. The effect of the Company's fuel hedging activities since the inception of its fuel hedging program in 1990, has been to increase operating expense by approximately $2 million. The unrealized gain related to the fair market value of the Company's fuel hedging transactions at December 31, 1994 was $1.6 million.

  In addition, during 1994 the Company had outstanding four related interest rate swap transactions with a total notional principal amount of $100 million, for the purpose of establishing rates in anticipation of an expected future debt offering. The swap transactions called for the payment of a fixed interest rate of 6.2%, which was based upon ten year treasury notes, and the receipt of a variable interest rate. In conjunction with the debt offering in November 1994, the Company closed out the swap transactions which resulted in a gain of $10.9 million. The gain was deferred and will be recognized over the term of the borrowing. As of December 31, 1994, the Company had no outstanding hedging transactions related to interest rates, although, the Company has subsequently entered into various interest rate transactions in conjunction with the Tender Offer and related financing activities (see Merger Activities).

  The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty non-performance.

Common Stock Market Prices and Dividends

Santa Fe Pacific Corporation common stock is traded on the New York, Chicago and Pacific Stock Exchanges. The following table sets forth the high and low closing prices per share of SFP common stock as reported in the Wall Street Journal for the period indicated.

                         1994              1993
                   ----------------------------------
                    High      Low     High      Low
=====================================================
First Quarter      $26 1/8  $22 3/8  $15 3/8  $12 7/8
Second Quarter     $24 1/4  $20      $18 3/8  $14 3/4
Third Quarter      $23      $18 1/2  $18 7/8  $17
Fourth Quarter*    $17 5/8  $12 5/8  $22 1/4  $18 1/2
=====================================================

  *On September 30, 1994, SFP distributed the Company's approximate 85% interest in SFP Gold to SFP shareholders on a pro-rata basis, which is reflected in the stock price beginning in the fourth quarter of 1994. For a further discussion of the distribution, see Other Matters-Distribution of SFP Gold to Shareholders. SFP paid a cash dividend of $0.10 per share in both 1994 and 1993.

  As of January 31, 1995, there were approximately 71,000 holders of record of SFP common stock.

18  SANTA FE PACIFIC CORPORATION

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



/s/ Robert D. Krebs
Robert D. Krebs
Chairman, President and Chief Executive Officer



/s/ Denis E. Springer
Denis E. Springer
Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, Chairman and Board of Directors of Santa Fe Pacific Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Santa Fe Pacific Corporation and subsidiary companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
Note 18 to the consolidated financial statements includes a description of a change in the method of accounting for postretirement and postemployment benefits other than pensions effective January 1, 1992.



/s/ Price Waterhouse LLP
Price Waterhouse LLP

Kansas City, Missouri
February 21, 1995

                                             SANTA FE PACIFIC CORPORATION  |  19

CONSOLIDATED STATEMENT OF OPERATIONS

Santa Fe Pacific Corporation and Subsidiary Companies

----------------------------------------------------------------------------------------------------------------
                                                                                Year Ended December 31,
                                                                        ----------------------------------------
        (In millions, except per share data)                                1994            1993            1992
================================================================================================================
Operating Revenues                                                      $2,680.9        $2,409.2        $2,251.7
----------------------------------------------------------------------------------------------------------------
Operating Expenses
    Compensation and benefits                                              835.7           799.8           798.8
    Contract services                                                      395.6           321.7           276.9
    Fuel                                                                   252.7           239.1           205.5
    Equipment rents                                                        248.2           229.4           186.0
    Depreciation and amortization                                          200.5           188.4           180.8
    Materials and supplies                                                 118.8           127.7           127.5
    Other                                                                  200.5           185.4           178.6
    Rail special charge                                                       --              --           320.4
----------------------------------------------------------------------------------------------------------------
        Total Operating Expenses                                         2,252.0         2,091.5         2,274.5
----------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                                    428.9           317.7           (22.8)
Equity in Earnings of Pipeline Partnership                                  34.6            18.6            24.1
Interest Expense                                                           121.9           133.4           164.5
Gain on Sale of California Lines                                              --           145.4           204.9
Other Income (Expense)--Net                                                  9.5             5.8            (0.3)
----------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes                      351.1           354.1            41.4
Income Taxes                                                               151.7           176.7            20.3
----------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                          199.4           177.4            21.1
Income from Discontinued Operations, Net of Income Taxes                    23.1           161.4            42.4
Extraordinary Charge on Early Retirement of Debt, Net of Income Taxes         --              --            (5.0)
Cumulative Effect of a Change in Accounting for Postretirement and
  Postemployment Benefits, Net of Income Taxes                                --              --          (163.0)
----------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                       $  222.5        $  338.8        $ (104.5)
================================================================================================================
Income (Loss) Per Share of Common Stock
    Continuing Operations                                               $   1.05        $   0.95        $   0.11
    Discontinued Operations                                                 0.12            0.86            0.23
    Extraordinary Charge                                                      --              --           (0.03)
    Cumulative Effect of a Change in Accounting                               --              --           (0.88)
----------------------------------------------------------------------------------------------------------------
    Net Income (Loss)                                                   $   1.17        $   1.81        $  (0.57)
================================================================================================================
Average Number of Common and Common Equivalent Shares                      190.8           187.2           184.8
================================================================================================================

    (See notes to consolidated financial statements)

20  |  SANTA FE PACIFIC CORPORATION

CONSOLIDATED BALANCE SHEET

Santa Fe Pacific Corporation and Subsidiary Companies

                                                                                         December 31,
                                                                                       -------------------
(In millions)                                                                              1994       1993
----------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents, at cost which approximates market                         $  176.4   $   70.3
  Accounts receivable, less allowances                                                     62.0       96.1
  Materials and supplies                                                                   95.3       92.3
  Note receivable--current                                                                 36.2       72.5
  Current portion of deferred income taxes                                                 98.6       99.3
  Other                                                                                    25.2       27.2
----------------------------------------------------------------------------------------------------------
      Total current assets                                                                493.7      457.7
----------------------------------------------------------------------------------------------------------
Note Receivable                                                                              --       36.2
Other Long-Term Assets                                                                    337.9      323.3
----------------------------------------------------------------------------------------------------------
Properties, Plant and Equipment                                                         6,291.8    5,886.1
    Less--accumulated depreciation and amortization                                     1,550.5    1,577.7
----------------------------------------------------------------------------------------------------------
Net properties                                                                          4,741.3    4,308.4
----------------------------------------------------------------------------------------------------------
Net Assets of Discontinued Operations                                                        --      248.4
----------------------------------------------------------------------------------------------------------
Total Assets                                                                           $5,572.9   $5,374.0
----------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
  Accounts payable and accrued liabilities                                             $  724.8   $  669.8
  Long-term debt due within one year                                                      203.6      184.7
----------------------------------------------------------------------------------------------------------
      Total current liabilities                                                           928.4      854.5
----------------------------------------------------------------------------------------------------------
Long-Term Debt Due After One Year                                                       1,067.4      991.1
Postretirement Benefits Liability                                                         258.1      284.7
Rail Restructuring Liability                                                              171.1      257.8
Other Long-Term Liabilities                                                               699.1      601.7
Deferred Income Taxes                                                                   1,191.9    1,115.9
----------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       4,316.0    4,105.7
----------------------------------------------------------------------------------------------------------
Commitments and Contingencies (See Notes 2, 14 and 15)
----------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Common stock, $1 par value, shares authorized, 600.0 million; 1994 shares issued and outstanding, 190.0 million and 188.3 million; 1993 shares issued and outstanding,
    190.0 million and 185.6 million                                                       190.0      190.0
  Paid-in capital                                                                         825.8      869.7
  Retained income                                                                         290.5      340.3
  Treasury stock, at cost                                                                 (49.4)    (131.7)
----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                        1,256.9    1,268.3
----------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                             $5,572.9   $5,374.0
----------------------------------------------------------------------------------------------------------

                (See notes to consolidated financial statements)



                                             SANTA FE PACIFIC CORPORATION  |  21

CONSOLIDATED STATEMENT OF CASH FLOWS

Santa Fe Pacific Corporation and Subsidiary Companies

                                                                          Year Ended December 31,
                                                                        -----------------------------
(In millions)                                                             1994      1993      1992
-----------------------------------------------------------------------------------------------------
Operating Activities
 Net income (loss)                                                      $ 222.5   $ 338.8    $(104.5)
 Adjustments to reconcile net income (loss) to operating cash flows:
  Income from discontinued operations, net of income taxes                (23.1)   (161.4)     (42.4)
  Depreciation and amortization                                           200.5     188.4      180.8
  Deferred income taxes                                                   100.7     139.0       53.0
  Cumulative effect of a change in accounting for postretirement and
   postemployment benefits, net of income taxes                               -         -      163.0
  Rail special charge                                                         -         -      320.4
  Rail restructuring costs paid                                           (64.4)    (80.9)    (118.9)
  Imputed interest expense                                                 20.7      26.6       23.3
  Gain on sales of property, plant and equipment                           (6.2)   (156.0)    (218.7)
  Other--net                                                              (57.7)    (22.4)     (20.0)
  Changes in Working Capital:
   Accounts receivable:
    Sale of accounts receivable--net                                       50.0         -       12.0
    Other changes                                                         (15.9)    (25.3)     (19.5)
   Materials and supplies                                                  (3.0)     (3.6)     (11.2)
   Accounts payable and accrued liabilities                                55.0      51.6       40.0
   Other                                                                   (3.0)      1.3       (6.7)
-----------------------------------------------------------------------------------------------------
 Net Cash Provided By Operating Activities--Continuing Operations         476.1     296.1      250.6
 Discontinued Operations--net                                              54.3      67.7       79.0
-----------------------------------------------------------------------------------------------------
 Net Cash Provided By Operating Activities                                530.4     363.8      329.6
-----------------------------------------------------------------------------------------------------
Investing Activities
 Cash used for capital expenditures                                      (461.5)   (381.5)    (256.0)
 Proceeds from the sale of property, plant and equipment                   16.2     247.6      319.0
 Other--net                                                                81.0      70.3       43.8
 Discontinued Operations--net                                             (49.4)    (99.8)     (68.2)
-----------------------------------------------------------------------------------------------------
 Net Cash Provided By (Used For) Investing Activities                    (413.7)   (163.4)      38.6
-----------------------------------------------------------------------------------------------------
Financing Activities
 Proceeds from borrowings                                                 232.0       6.5          -
 Principal payments on borrowings                                        (255.9)   (242.6)    (407.5)
 Cash dividends paid                                                      (18.7)    (18.5)     (18.2)
 Other--net                                                                23.4      20.7       16.0
 Discontinued Operations--net                                               8.6      41.7       (4.6)
-----------------------------------------------------------------------------------------------------
 Net Cash Used For Financing Activities                                   (10.6)   (192.2)    (414.3)
-----------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash and Cash Equivalents                          106.1       8.2      (46.1)
Cash and Cash Equivalents:
 Beginning of year                                                         70.3      62.1      108.2
-----------------------------------------------------------------------------------------------------
 End of year                                                            $ 176.4   $  70.3    $  62.1
-----------------------------------------------------------------------------------------------------
 (See notes to consolidated financial statements)

22  |  SANTA FE PACIFIC CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Santa Fe Pacific Corporation and Subsidiary Companies

--------------------------------------------------------------------------------------------------------------------------
                                                     Shares of    Shares of
                                                        Common     Treasury     Common    Treasury      Paid-In   Retained
  (Shares in thousands) (Dollars in millions)            Stock        Stock      Stock       Stock      Capital     Income
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1991                              190,021       10,209     $190.0     $(309.2)    $1,013.5    $ 142.6
  1992 net loss                                              -            -          -           -            -     (104.5)
  Cash dividends declared                                    -            -          -           -            -      (18.2)
  Exercise of stock options                                  -       (1,995)         -        60.5        (46.4)         -
  Other                                                      -          (20)         -         0.6         (0.4)         -
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                              190,021        8,194     $190.0     $(248.1)    $  966.7    $  19.9
  1993 net income                                            -            -          -           -            -      338.8
  Cash dividends declared                                    -            -          -           -            -      (18.5)
  Exercise of stock options                                  -       (3,231)         -        97.1        (73.8)         -
  Issuance of restricted stock                               -         (777)         -        23.2        (23.2)         -
  Other                                                      -          224          -        (3.9)           -        0.1
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                              190,021        4,410     $190.0     $(131.7)    $  869.7    $ 340.3
  1994 net income                                            -            -          -           -            -      222.5
  Cash dividends declared                                    -            -          -           -            -      (18.7)
  Distribution of gold subsidiary                            -            -          -           -            -     (253.6)
  Exercise of stock options                                  -       (2,574)         -        78.8        (50.2)         -
  Other                                                      -         (116)         -         3.5          6.3          -
--------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                              190,021        1,720     $190.0     $ (49.4)    $  825.8    $ 290.5
==========================================================================================================================

Note: SFP has authorized common stock of 600 million shares with a par value of $1.00. Also authorized are 200 million shares of preferred stock with a par value of $1.00, none of which was outstanding at December 31, 1994.

  (See notes to consolidated financial statements)




                                           SANTA FE PACIFIC CORPORATION  |  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Santa Fe Pacific Corporation and Subsidiary Companies

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Santa Fe Pacific Corporation and subsidiary companies (SFP or Company) that are majority owned and controlled, directly or indirectly, by SFP. The principal subsidiary is The Atchison, Topeka and Santa Fe Railway Company (Santa Fe Railway). All significant intercompany transactions have been eliminated.

Reclassifications

Certain comparative prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

Statement of Cash Flows

SFP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. In addition to amounts reported as "Cash Used for Capital Expenditures", SFP had non-cash capital expenditures totaling $182.8 million, $157.6 million, and $9.5 million in 1994, 1993, and 1992, respectively. Non-cash capital expenditures consist principally of directly financed equipment acquisitions and reimbursed projects.

Materials and Supplies

Material and supply inventories are valued at the lower of cost (average or first-in, first-out) or market.

Note Receivable

The note receivable included in the consolidated balance sheet relates to the sale of a subsidiary in 1986. Principal payments of $72.5 million were received in both 1994 and 1993. Remaining proceeds to be received from the note are $36.2 million in 1995.

Properties, Plant and Equipment

Properties, plant and equipment are stated at cost and include capitalized interest incurred during construction of $7.3 million in 1994, $8.2 million in 1993 and $3.7 million in 1992. Additions and replacements are capitalized. Expenditures for maintenance and repairs are charged to income. Upon normal sale or retirement of depreciable railroad property, cost less net salvage is charged to accumulated depreciation and no gain or loss is recognized. Depreciation is computed using the straight-line method over the estimated service life of the asset. The weighted average annual depreciation rate in effect at December 31, 1994 was 2.8% for track structure, 5.0% for equipment and 2.1% for other road properties.

Revenue Recognition

Rail revenue is recognized when freight is received from the shipper with a corresponding accrual of the direct costs to complete delivery of the freight-in-transit.

Note 2: Merger Activities

SFP signed an agreement to merge with Burlington Northern Inc. (BNI) (the Merger) pursuant to an Agreement and Plan of Merger dated June 29, 1994, as amended (the Merger Agreement). The Merger was approved by SFP and BNI shareholders on February 7, 1995, and in accordance with the Merger Agreement, BNI and SFP conducted a tender offer to purchase a total of 63 million shares of SFP common stock at a price of $20 per share (the Tender Offer). Between the Tender Offer and consummation of the Merger, SFP has the right to purchase an additional 10 million shares, subject to certain limitations of the Merger Agreement and the SFP Credit Facility (defined below). At Merger consummation, each remaining outstanding share of SFP common stock will be converted into at least 0.40 of a share of BNI common stock (the Exchange Ratio) in a tax-free exchange. The Exchange Ratio will depend on the number of shares purchased by SFP between the Tender Offer and Merger consummation as well as the number of SFP stock options which are exercised prior to consummation of the Merger. The Merger Agreement provides for a maximum Exchange Ratio of 0.4347; however, as SFP stock options have been exercised since December 31, 1994, the Exchange Ratio will be less than the maximum. The consummation of the Merger is subject to various conditions, including approval by the Interstate Commerce Commission
(ICC).

  Under current law, the ICC has a maximum of 31 months to approve the Merger after the application is filed; however, the ICC had previously established a 535 day schedule for a final decision from the filing date of the ICC application, which occurred on October 13, 1994. This schedule was held in abeyance until the shareholders' vote on the Merger. The ICC recently requested comments on a proposed 180-day schedule for the review of railroad mergers and specifically asked for comments on whether the new schedule should apply to the BNI-SFP merger. BNI and SFP have asked the ICC to apply a 165-day schedule to the Merger. The ICC has the matter under consideration, and it has not yet rendered a decision. Currently, there can be no assurance that the ICC will issue a decision on the Merger any sooner than the 31-month period permitted by law.

  Under the terms of the Tender Offer, SFP purchased 38 million shares of SFP common stock and BNI purchased 25 million shares of SFP common stock. In connection with the Tender Offer, SFP has obtained a bank loan facility (Credit Facility) up to $1.56 billion which consists of a $1 billion term loan, a $310 million revolving credit facility and a $250 million revolving credit facility. On February 21, 1995, SFP borrowed $760 million under the term loan to purchase the 38 million shares of SFP common stock. SFP intends to borrow up to an additional $350 million in 1995, which will be used in part to retire SFP's $200 million 12.65% senior notes maturing 1998-2000, including any costs associated with such retirement. The debt repayment is expected to result in an after-tax extraordinary charge for the early retirement of debt of approximately $20 million.

  If the Tender Offer and related financing activities had been completed at December 31, 1994, SFP's long-term debt would have increased by up to $910 million and SFP's stockholders' equity would have decreased by approximately $780 million. SFP's total debt to total capitalization ratio would have increased from 50% to approximately 82%.

  Borrowings under the Credit Facility are based on variable interest rates (e.g., LIBOR or prime) plus a credit spread which varies based on the financial performance of the Company. The variable rate plus the credit spread was approximately 7.6% on February 21, 1995. Terms of the Credit Facility also require SFP to enter into interest rate hedging transactions for two-thirds of outstanding borrowings under the term loan or up to $667 million to protect against increases in interest rates. As of February 21, 1995 the Company had entered into various interest rate swap transactions with a total notional principal amount of $200 million. The interest rate swaps mature from December 1996 through





24  |  SANTA FE PACIFIC CORPORATION

December 1998 and were entered into to match maturities under the term loan. The interest rate swaps require payment of a fixed interest rate of approximately 7.6% and the receipt of a variable interest rate based on LIBOR. The transactions will be settled quarterly and will be recognized as a component of interest expense as incurred.

  Repayment terms of outstanding borrowings under the Credit Facility are as follows: (i) the $1 billion term loan requires repayment of $50 million in 1996, $100 million in both 1997 and 1998, $150 million in 1999, $200 million in 2000 and $400 million in 2001; (ii) outstanding borrowings under the $310 million revolving credit facility are payable at the earliest of (a) December 31, 1997,
(b) six months after ICC approval of the Merger or (c) six months after termination of the Merger Agreement; and (iii) outstanding borrowings under the $250 million revolving credit facility are payable on December 31, 1999. SFP pays commitment fees of 0.3% per annum on the unused portion of the revolving credit facilities. The use of borrowings under the term loan are generally restricted; however, up to $360 million of the revolving credit facilities can be used by SFP for working capital needs and other general corporate purposes. The Credit Facility contains various covenants including: limitations on indebtedness, dividends and stock repurchases; maintenance of various financial ratios; and certain restrictions related to the disposition of assets. After the Tender Offer and related financing activities it is anticipated that SFP will not pay any cash dividends in the foreseeable future.

  Subject to the limitations set forth in the Merger Agreement and the Credit Facility, repurchases of up to an additional 10 million shares of SFP common stock after the Tender Offer and before the Merger, including the amount and timing of any such repurchases, will be in the sole discretion of SFP. Accordingly, although SFP anticipates that at least $50 million would be available for repurchases under the terms of the Credit Facility in 1995, there can be no assurance that SFP will make any repurchases. To have the $50 million available for repurchases, SFP would have to comply with the minimum capital expenditure and maximum total debt provisions of the Merger Agreement. If regulatory approval of the Merger is expedited, as discussed above, it is likely that the number of shares SFP would repurchase would be less than if regulatory approval is not expedited.

Note 3: Discontinued Operations

In June 1994, Santa Pacific Gold Corporation (SFP Gold), SFP's gold subsidiary, completed an initial public offering of 14.6% of its common stock. Approximately 19 million shares were sold at a price of $14 per share resulting in net proceeds of $250.3 million, the majority of which was used for the repayment of outstanding debt at SFP Gold. SFP distributed its remaining 85.4% interest in SFP Gold to SFP shareholders and SFP Gold became a separate, independent entity on September 30, 1994. Holders of record of SFP common stock received a distribution of one share of common stock of SFP Gold for every approximately 1.7 shares of SFP common stock held. Under a ruling obtained from the Internal Revenue Service, the distribution was tax-free to SFP shareholders.

  Income from discontinued operations in 1994, 1993 and 1992 was as follows:

------------------------------------------------------------------
                                        Year Ended December 31,
                                    ------------------------------
        (In millions)                   1994     1993      1992
------------------------------------------------------------------
Revenues                              $273.7   $298.6    $220.6
------------------------------------------------------------------
Income before income taxes              44.2    296.1      63.1
Income taxes                            21.1    134.7      20.7
------------------------------------------------------------------
Income from discontinued operations   $ 23.1   $161.4    $ 42.4
==================================================================

  Income from discontinued operations in 1994 includes SFP's portion of SFP Gold's results of operations through September 30, 1994, net of transaction and other costs related to the distribution. In June 1993, SFP Gold closed an asset exchange with Hanson Natural Resources Company (Hanson). SFP Gold received certain gold assets of Hanson, and Hanson acquired essentially all coal and aggregate assets of SFP Gold. The exchange was recorded as a purchase of assets, and the results from the gold assets were reflected in income prospectively from the date of closing. Income from discontinued operations for 1993 includes an after tax gain on the exchange of $108.3 million.

Note 4: Gain on Sale of California Lines

In November 1992, Santa Fe Railway announced it would sell approximately 340 miles of rail lines and property to eight southern California transportation agencies. Santa Fe Railway received both cash and relief of obligations to reimburse certain state and county agencies for capital improvements previously paid for by the agencies and the State of California. Santa Fe Railway retained all rights necessary for its freight operations in southern California. The transportation agencies plan to use these facilities for commuter lines.

   The sale encompassed three separate closings which occurred in December 1992, March 1993, and June 1993. Santa Fe Railway received cash proceeds of $226.9 million in 1993 and $255.0 million in 1992, resulting in pre-tax gains of $145.4 million and $204.9 million in 1993 and 1992, respectively. Both of the gains recognized are net of the cost of the properties and other expenses of the sale. The 1993 gain is net of an obligation retained by Santa Fe Railway, which under certain conditions requires the repurchase of a portion of the properties for $50 million. Proceeds of $126.0 million were used to retire debt related to discontinued operations in 1993; and proceeds of $201.0 million were used to retire debt in 1992 (see Note 12: Long-Term Debt).

Note 5: Rail Special Charge

During 1992, Santa Fe Railway recorded a $320.4 million pre-tax special charge, which included provisions of approximately $253 million for restructuring and $67 million for environmental (see Note 15: Environmental and Other Contingencies).

   Approximately $149 million of the restructuring charge related to a 1992 eastern lines crew consist agreement and revised estimates related to a previous agreement. The agreement provided for further reductions in average crew size on through freight trains, and elimination of productivity payments which were required when reduced crews were used. This agreement, when combined with a similar agreement reached earlier with trainmen on the other half of the system, provides for through trains generally to operate with two person crews.

  The agreement covers approximately 2,000 employees. Costs of the agreement provided for in the charge relate to a signing bonus of $10,000 per employee, the present value of a $65,000 deferred benefit per employee payable upon separation or retirement and the present value of reserve board costs. Reserve board costs represent wages paid to employees rendered excess due to reduced crews. When on reserve board status, employees are removed from active service and receive a percentage of their normal wages. Eastern line reserve boards initially contained approximately 500 members and have declined significantly over time through attrition, recall to work, and other factors.

  The restructuring charge also included approximately $73 million related to centralization. In 1992, Santa Fe Railway decided to centralize many operating support functions. Centralization began in late 1992 and by the fall of 1993, Santa Fe Railway had centralized train




                                          SANTA FE PACIFIC CORPORATION  |  25
dispatching, crew planning and fleet management in Schaumburg, Illinois; crew management, customer service and mechanical (equipment) administration in Topeka, Kansas; and other administrative and operating support functions in Kansas City, Kansas. The charge provided for the cost of approximately 700 relocations, reductions of 600 administrative and clerical positions, and abandonment of facilities. Most of the costs of centralization have been paid.

  Additionally, the restructuring charge included approximately $31 million for other cost saving initiatives, including an adjustment of accruals established for other operating craft labor agreements reached in prior periods.

  In the fourth quarter of 1994, based upon a review of the adequacy of the restructuring reserve as well as an actuarial review of Santa Fe Railway's liability for personal injury claims, the Company reduced the restructuring reserve by approximately $30 million and increased the personal injury reserve by approximately $30 million. The restructuring over accrual primarily resulted from lower than anticipated reserve board levels due to higher business volumes while the higher personal injury reserve requirement primarily resulted from greater actuarial loss development partially offset by reduced employee injuries. At December 31, 1994, the balance of the restructuring liability was $218.7 million. The majority of the balance represents the present value of future deferred benefit payments related to the 1992 eastern lines agreement and similar agreements reached in and accrued for in prior years. Restructuring costs paid were $64.4 million in 1994, $80.9 million in 1993 and $118.9 million in 1992. In 1995, the Company expects payments of approximately $50 million. Future payments will decline over time; however, certain separation benefits will not be paid until employee retirement. Santa Fe Railway has obtained letters of credit of approximately $13 million supporting certain of its obligations under labor agreements.

Note 6: Pipeline Partnership

A wholly owned subsidiary of SFP, SFP Pipeline Holdings, Inc. (Pipeline Holdings), through its wholly owned subsidiary, holds an aggregate 44% common unit ownership in Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership), a Delaware limited partnership. This interest is held through a 2% general partner interest and a 42% limited partner interest. The Company accounts for its interest in the partnership under the equity method. Other long-term assets include $71.7 million and $61.5 million at December 31, 1994 and 1993, respectively, for SFP's investment in the Pipeline Partnership.

  Pipeline Holdings also issued the Pipeline Exchangeable Debentures (Pipeline Debentures) (see Note 12: Long-Term Debt) which are traded on the New York Stock Exchange and under certain circumstances can be exchanged for common units that represent SFP's 42% limited partnership interest in the Pipeline Partnership. Interest on the Pipeline Debentures is paid quarterly and is equal to the greater of (a) distributions of cash from operations declared by the Pipeline Partnership for the quarter on the number of common units for which the Pipeline Debentures are then exchangeable or (b) 2% of the unpaid Pipeline Debentures principal balance.

  SFP, through its wholly owned subsidiaries, received annual cash distributions from the Pipeline Partnership of $25.1 million in 1994, 1993 and 1992. $22.8 million of these distributions was used in each of these years to pay interest costs on the Pipeline Debentures.

  The following table sets forth selected financial data for the Pipeline
Partnership:

      Year ended December 31,            1994       1993        1992
--------------------------------------------------------------------
(In millions, except per unit data)
Statement of Operations Data
  Total revenues                       $228.1     $219.5     $205.0
  Operating income                      111.0       78.3(1)    91.4(1)
  Interest expense                       37.6       37.1       36.9
  Income before cumulative
   effect of accounting change           76.9       41.6       54.1
  Cumulative effect of
   accounting change                        -          -      (16.4)(2)
  Net income                             76.9       41.6       37.7
Per Unit Data
  Income before accounting
   change                              $ 3.93     $ 2.13     $ 2.77
  Cumulative effect of
   accounting change                        -          -       (.84)(2)
  Net income                             3.93       2.13       1.93
  Cash distributions per unit            2.80       2.80       2.80

            December 31,                   1994         1993
--------------------------------------------------------------------
Balance Sheet Data
  Total current assets                    $ 87.8       $ 67.7
  Net properties, plant and equipment      613.0        616.6
  Total assets                             714.8        697.0
  Total current liabilities                 31.8         35.6
  Long-term debt                           355.0(3)     355.0(3)
  Total partners' capital                  288.0        265.9
====================================================================

(1) 1993 includes a $15 million special environmental charge and a $12 million special litigation charge. 1992 includes a $10 million special environmental charge.
(2) Reflects a change in accounting for postretirement and postemployment benefits.
(3) Pipeline Holdings is contingently liable for $355.0 million of Pipeline Partnership long-term debt.

Note 7: Other Income (Expense)--Net

Other income (expense)--net consisted of the following:

         (In millions)                 1994       1993     1992
----------------------------------------------------------------
Real estate activities                $ 12.1     $ 19.4   $ 23.9
Interest income                          5.4       11.7     17.8
Corporate administrative expenses      (24.8)     (22.4)   (22.3)
Accounts receivable fees               (12.1)      (8.3)    (9.4)
Curtailment gain-postretirement
 benefits                               28.1(1)       -        -
Gain on sale of investment              23.7          -        -
Arbitration/litigation settlements      (1.7)      21.6        -
Merger related costs                   (15.8)         -        -
Other--net                              (5.4)     (16.2)   (10.3)
----------------------------------------------------------------
Total                                 $  9.5     $  5.8   $ (0.3)
================================================================

(1) Gain resulting from a change in eligibility requirements related to postretirement benefits. (See Note 17: Other Postretirement Benefits).

Note 8: Income Taxes

The provision for income taxes applicable to continuing operations consisted of the following:

 (In millions)      1994      1993      1992
---------------------------------------------
Current:
  Federal          $ 46.3    $ 33.5    $(32.0)
  State               4.7       4.2      (0.7)
---------------------------------------------
     Total Current   51.0      37.7     (32.7)
---------------------------------------------
Deferred:
  Federal            84.6     124.6      40.7
  State              16.1      14.4      12.3
---------------------------------------------
     Total Deferred 100.7     139.0      53.0
---------------------------------------------
     Total         $151.7    $176.7    $ 20.3
=============================================

26 | SANTA FE PACIFIC CORPORATION

  Income taxes from continuing operations as reflected in the consolidated statement of operations differ from the amounts computed by applying the statutory federal corporate tax rate to income from continuing operations as follows:

            (In millions)                 1994    1993   1992
-------------------------------------------------------------
Federal income tax at statutory rate
 (35% in 1994-1993, 34% in 1992)        $122.9  $123.9  $14.1
Increase (decrease) in taxes
 resulting from:
 State income taxes, net of
  federal benefit                         13.5    12.1    7.7
 1% increase in federal tax rate             -    23.5      -
 Other                                    15.3    17.2   (1.5)
-------------------------------------------------------------
 Total                                  $151.7  $176.7  $20.3
-------------------------------------------------------------

  The Omnibus Budget Reconciliation Act of 1993 resulted in an increase in the maximum corporate federal income tax rate from 34% to 35%, retroactive to January 1, 1993. SFP recorded additional income tax expense of $23.5 million, representing the impact of the 1% rate increase on SFP's net beginning of year deferred income tax liability.

  Principal temporary differences that gave rise to the net deferred tax liability at December 31, 1994 and 1993 were as follows:

                 (In millions)                          1994        1993
------------------------------------------------------------------------
Deferred tax debits:
 Accrued liabilities not deductible until paid:
  Casualty and environmental                       $   131.8   $   114.8
  Postretirement benefits                              105.3       110.8
  Restructuring                                         86.0       119.5
  Other                                                109.7       124.2
 Non-expiring AMT credit carryforwards                 108.6        93.7
 Other                                                  12.8        13.5
------------------------------------------------------------------------
 Subtotal                                          $   554.2   $   576.5
------------------------------------------------------------------------
Deferred tax credits:
 Depreciation                                      $(1,443.6)  $(1,267.4)
 Condemnation sales                                   (128.2)     (211.8)
 Other                                                 (75.7)     (113.9)
------------------------------------------------------------------------
 Subtotal                                          $(1,647.5)  $(1,593.1)
------------------------------------------------------------------------
  Net deferred tax liability                       $(1,093.3)  $(1,016.6)
------------------------------------------------------------------------

  During 1994, 1993 and 1992, SFP made income tax payments, net of refunds, of $69.4 million, $23.9 million and $8.2 million, respectively.

  SFP's federal income tax returns have been examined through 1990. All years prior to 1981 are closed. Issues relating to the years 1981-1990 are being contested through various stages of administrative appeal. In addition, SFP and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1994.

Note 9: Accounts Receivable

In December 1994, a special purpose subsidiary of Santa Fe Railway sold, with limited recourse, variable rate certificates which mature in December 1999 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of Santa Fe Railway's accounts receivable which are used to support the certificates. At December 31, 1994, $275 million of certificates sold were outstanding and were supported by receivables in the master trust of $354 million. A maximum of $300 million of certificates can be sold if the master trust balance is increased by receivables which are eligible for sale. Santa Fe Railway has retained the collection responsibility with respect to the accounts receivable held in trust. Santa Fe Railway is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold.

  The proceeds from the sale were used to reduce the amount of accounts receivable sold under a previous agreement which expired in December 1994. The amount of accounts receivable sold under the previous agreement was $225 million at December 31, 1993. Similar to the prior agreement, costs related to the new agreement vary on a monthly basis and are generally related to certain interest rates. Costs related to accounts receivable sales, which are included in Other Income (Expense)--Net, were $12.1 million, $8.3 million and $9.4 million in 1994, 1993 and 1992, respectively.

  SFP maintains an allowance for doubtful accounts based upon the estimated collectibility of all accounts receivable, including accounts receivable sold. Activity in the allowance for doubtful accounts for the three years ended December 31, 1994 was as follows:

       (In millions)                         1994    1993    1992
-----------------------------------------------------------------
Balance at beginning of year                $21.6   $17.3   $22.8
Additions charged to expense                  7.6     7.8     5.7
Deductions                                    6.6     3.5    11.2
-----------------------------------------------------------------
Balance at end of year                      $22.6   $21.6   $17.3
-----------------------------------------------------------------

Note 10: Properties, Plant and Equipment

The major classes of properties, plant and equipment are as follows:

    (In millions)                                1994        1993
-----------------------------------------------------------------
Track structure                             $ 2,506.3   $ 2,326.8
Equipment                                     2,015.1     1,952.6
Other road properties                         1,640.4     1,478.9
Real estate and other                           130.0       127.8
-----------------------------------------------------------------
Total                                         6,291.8     5,886.1
Accumulated depreciation and amortization    (1,550.5)   (1,577.7)
-----------------------------------------------------------------
Net properties                              $ 4,741.3   $ 4,308.4
-----------------------------------------------------------------

Note 11: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 1994 and 1993 consisted of the following:

        (In millions)                         1994     1993
-----------------------------------------------------------
Accounts and wages payable                  $190.3   $141.8
Accrued claims                               106.4     90.3
Vacations                                     51.5     49.8
Rail restructuring                            47.6     57.8
Taxes other than income taxes                 36.4     34.3
Interest                                      31.9     28.1
Other                                        260.7    267.7
-----------------------------------------------------------
Total                                       $724.8   $669.8
-----------------------------------------------------------

                                             SANTA FE PACIFIC CORPORATION  |  27

Note 12: Long-Term Debt

Long-term debt at December 31, 1994 and 1993 consisted of the following:


----------------------------------------------------------------------
               (In millions)                         1994         1993
======================================================================
Equipment Obligations, weighted average rate
  of 8.6%, maturing from 1995 to 2009            $  498.9     $  478.9
Pipeline Exchangeable Debentures, 10.4%
  (variable), maturing 2010                         219.0        219.0
Senior Notes, 12.65%, maturing from 1998
  to 2000                                           200.0        200.0
Senior Notes, 8.625%, maturing 2004                 100.0            -
Senior Notes, 8.375%, maturing 2001                 100.0            -
Mortgage Bonds, 4%, maturing 1995                    95.8         95.8
Term Loan, 6.3% (variable), maturing 1995            36.2        108.7
Bank Term Loan, (variable)                              -         50.0
Other Obligations, 10.3%, maturing from
  1995-2014                                          38.0         40.2
Debt discount                                       (16.9)       (16.8)
----------------------------------------------------------------------
Total long-term debt                              1,271.0      1,175.8
Due within one year                                (203.6)      (184.7)
----------------------------------------------------------------------
Due after one year                               $1,067.4     $  991.1
======================================================================


In the fourth quarter of 1993, the Company established four related interest rate swap transactions with a total notional principal amount of $100 million, for the purpose of establishing rates in anticipation of a debt issuance under a shelf registration statement. The swap transactions called for the payment of a fixed interest rate of 6.2% which was based upon ten year treasury notes, and the receipt of a variable interest rate. In conjunction with the fourth quarter 1994 issuance of the ten year 8.625% senior notes, the Company closed out the swap transactions which resulted in a gain of $10.9 million. The gain was deferred and will be recognized over the term of the borrowing.

  During 1994, SFP had a $200 million revolving credit facility for general corporate purposes, which was replaced with $250 million and $310 million revolving credit facilities in conjunction with the Tender Offer and related financing activities (see Note 2: Merger Activities). As of December 31, 1994, no borrowings were outstanding under the $200 million revolving credit facility.

  In December 1992, SFP accelerated the repayment of borrowings related to a 1990 litigation settlement. This early debt retirement resulted in an extraordinary charge of $5.0 million, net of applicable tax benefits of $3.0 million, reflecting the write off of unamortized debt discount. The repayment was made using a portion of the 1992 proceeds from Santa Fe Railway's sale of rail lines in southern California (see Note 4: Gain on Sale of California Lines).

  As of December 31, 1994, projected principal repayments of long-term debt in 1995 through 1999, excluding capital leases, are $201.9 million, $45.5 million, $41.9 million, $108.7 million and $103.8 million, respectively. SFP paid interest totaling $102.6 million in 1994, $111.3 million in 1993 and $142.2 million in 1992.

  Most railroad property is subject to liens securing Mortgage Bonds or Equipment Obligations. The payment of cash dividends by SFP is restricted by various debt covenants. Such restrictions vary with levels of income and other factors. Certain other debt agreements of the Company and its subsidiaries include covenants that limit indebtedness and intercompany dividends, require maintaining various financial ratios, and restrict the disposition of assets.

  See Note 2: Merger Activities for a discussion of changes to SFP's long-term debt structure which occurred subsequent to December 31, 1994.

Note 13: Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31, 1994 and 1993, and the methods and assumptions used to estimate such fair values, are as follows:

Cash and short-term investments

The fair value of cash and short-term investments approximates book value because of the short maturity of those instruments.

Note Receivable

The fair value of the Note Receivable approximates book value since the variable interest rate on the note approximates current interest rates.

Other Investments

SFP maintains various investments of common stock in nonmarketable securities which are accounted for under a cost basis. The carrying value of these investments at December 31, 1994 and 1993 was $45 million and $46 million, respectively, compared with estimated fair values, based on the underlying net assets, of $123 million and $117 million, respectively.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates that would be offered to the Company for debt of the same remaining maturities. The carrying value of debt at December 31, 1994 and 1993 was $1,271.0 million and $1,175.8 million, respectively, compared with estimated fair values of approximately $1,359 million and $1,371 million, respectively.

Note 14: Hedging Activities, Leases and Other
Commitments

Hedging Activities

The Company enters into various commodity swap and collar transactions to manage exposure against fluctuations in diesel fuel prices. The Company's fuel hedging transactions are based on commodities established in the futures markets. The prices of these commodities have historically shown a high degree of correlation with the Company's diesel fuel prices. Cash settlements on contracts to hedge fuel prices are made at the end of a quarter and the related gain or loss is included in fuel expense for that quarter. To the extent the Company hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

  At December 31, 1994, the Company had entered into various commodity swap transactions with several counterparties covering approximately 180 million gallons of diesel fuel which is anticipated to cover approximately 45% of 1995 fuel purchases. These swap arrangements have an average price of 48 cents per gallon. This price does not include taxes, fuel handling costs and any differences that may occur from time to time between the prices of commodities hedged and the purchase price of the Company's diesel fuel. The effect of the Company's fuel hedging activities was to increase operating expense by $4.4 million and $12.4 million in 1994 and 1993, respectively, and to reduce operating expense by $0.9 million in 1992. The effect of the Company's fuel hedging activities since the inception of its fuel hedging program in 1990, has been to increase operating expense by approximately $2 million. The unrealized gain related to the fair market value of the Company's fuel hedging transactions at December 31, 1994 was $1.6 million.

  From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuation in interest rates and establishing rates in anticipation of future debt issuances. During 1994, the Company closed out four related interest


28  SANTA FE PACIFIC CORPORATION
rate swap transactions in conjunction with the issuance of debt (see Note 12:
Long-Term Debt). As of December 31, 1994, the Company had no outstanding hedging transactions related to interest rates, although, the Company has subsequently entered into various interest rate transactions in conjunction with the Tender Offer and related financing activities (see Note 2: Merger Activities).

  The Company monitors its hedging positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty non-performance.

Leases

SFP leases certain locomotives, freight cars, trailers, data processing equipment and other property. Future minimum lease payments (which reflect operating leases having non-cancelable lease terms in excess of one year) as of December 31, 1994 are summarized as follows:


--------------------------------------
          (In millions)
======================================
1995                            $ 54.6
1996                              51.9
1997                              40.1
1998                              34.1
1999                              31.8
Later years                      146.4
--------------------------------------
Total minimum payments          $358.9
======================================

  Rental expense for all operating leases related to continuing operations was $103.6 million in 1994, $94.9 million in 1993 and $72.8 million in 1992. Contingent rentals and sublease rentals were not significant.

Other Commitments

Santa Fe Railway has entered into agreements with certain locomotive suppliers to maintain a portion of its locomotive fleet. As of December 31, 1994, these agreements obligate Santa Fe Railway to make minimum annual payments over periods ranging from one to eighteen years. Santa Fe Railway has also entered into haulage agreements with other rail carriers under which it is required to make minimum payments if specified traffic levels are not met. Together, these agreements require minimum annual payments of approximately $80 million in 1995, $76 million in 1996, $75 million in 1997, $74 million in 1998, $73 million in 1999, and $385 million in total thereafter through 2012. Payments under the agreements totaled approximately $103 million, $68 million and $62 million in 1994, 1993 and 1992, respectively.

  In connection with the closing of the sale of rail lines in southern California, Santa Fe Railway has entered into various shared use agreements with the agencies, which require Santa Fe Railway to pay the agencies approximately $6 million annually to maintain track structure and facilities.

Note 15: Environmental and Other Contingencies

Environmental

The Company is subject to extensive regulation under federal, state and local environmental laws covering, for example, discharges to waters, air emissions, toxic substances, and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. These laws and regulations have the effect of increasing the cost and liabilities associated with the operations of the Company. Environmental risks are also inherent in railroad operations which frequently involve transporting chemicals and other hazardous materials.

  Santa Fe Railway expects it will become subject to future requirements regulating air emissions from diesel locomotives that may increase its operating costs. During 1995, the Environmental Protection Agency (EPA) must issue regulations applicable to new locomotive engines. It is anticipated that these regulations will be effective for locomotive engines installed after 1999. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time it is unknown whether California will adopt any locomotive emission standards.

  In addition, many of SFP's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, the Company is now subject and will from time to time continue to be subject to environmental clean-up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the "Superfund" law, generally imposes joint and several liability for clean-up and enforcement costs, without regard to fault or the legality of the original conduct, on current and former owners and operators of a site. Accordingly, SFP may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by the Company, its current lessees, former owners or lessees of properties, or other third parties.

  At December 31, 1994, SFP had been named a potentially responsible party (PRP) at seven sites on the EPA's National Priorities List. SFP is also potentially liable for the cost of clean-up at other sites identified by the EPA and other agencies. SFP has identified approximately 125 sites where costs exist for environmental clean-up and monitoring, including some where no claim has been asserted and no agency is currently involved. These sites include, among other things: closed facilities, diesel locomotive repair shops, tie treating plants, fueling facilities and underground storage tanks; property leased or sold to others; and current operating sites.

  Estimates of the Company's ultimate liabilities associated with Superfund and other environmental sites are difficult to predict with certainty due to, among other factors, the number of parties involved, possible remediation alternatives, lengthy time frames, evolving environmental laws and regulations, and potential recoveries from third parties. Environmental costs include initial site surveys and environmental studies of potentially contaminated sites, costs for remediation and restoration of sites determined to be contaminated, as well as post-closure and ongoing monitoring costs. Estimated costs at sites where SFP is a PRP are generally based on cost sharing agreements which vary from site to site. These costs are typically allocated based on the financial condition of other PRP's, volume of material contributed, the portion of the total site owned or operated by each PRP, and/or the amount of time the site was owned or operated.

  During 1992, management completed an internal assessment of Santa Fe Railway's environmental liabilities, including a site-by-site analysis of properties with potentially significant environmental exposure. As a result of this review and analysis, an additional accrual of $67 million was recorded as part of the rail special charge to provide for future costs of this nature (see Note 5: Rail Special Charge). The Company also monitors accruals for environmental sites that have been identified, based on additional information developed in subsequent periods. The additional information is based on a combination of factors including independent consulting reports, site visits, legal reviews and historical trend analysis. At December 31, 1994 and 1993, the Company had accrued liabilities for environmental costs of approximately $126 million and $125 million, respectively. The Company has not included any reduction in costs for anticipated recovery from insurance.

  Payments recorded against environmental liabilities totaled $20.0 million, $13.5 million and $6.3 million for the years ended December 31,

                                          SANTA FE PACIFIC CORPORATION  |  29

1994, 1993 and 1992, respectively. The majority of these payments related to mandatory clean-up efforts. Capital expenditures related to environmental sites were insignificant during this period. The Company anticipates that approximately 75% of the accrued costs at December 31, 1994 will be paid over the next five years, with approximately $25 million of payments occurring in 1995. It is the opinion of SFP management that none of the above items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of SFP, although an adverse resolution of a number of these items in a single year could have a material adverse effect on the results of operations for that year.

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

Note 16: Pension Plans

SFP and its subsidiaries have two significant defined benefit pension plans: the trusteed noncontributory Santa Fe Pacific Corporation Retirement Plan (Retirement Plan) and the Santa Fe Pacific Corporation Supplemental Retirement Plan (Supplemental Plan).

  The Retirement Plan complies with Employee Retirement Income Security Act of 1974 (ERISA) requirements and covers nearly all officers and employees of SFP and its subsidiaries not covered by collective bargaining agreements. Benefits payable under the Retirement Plan are based on compensation during the 60 highest paid consecutive months of service during the ten years immediately preceding retirement, and years of service. SFP's funding policy is to contribute annually not less than the ERISA minimum, and not more than the maximum amount deductible for income tax purposes.

  The Supplemental Plan is an unfunded plan that provides supplementary retirement benefits primarily to certain executives.

  Components of pension income and expense applicable to continuing operations relating to the Retirement and Supplemental Plans for 1994, 1993 and 1992 were as follows:

---------------------------------------------------------------
                                            Retirement Plan
                                      -------------------------
          (In millions)                 1994      1993     1992
---------------------------------------------------------------
Components of pension
 (income) expense
  Service cost                        $  7.4   $   6.0   $  7.1
  Interest cost                         42.4      41.9     39.1
  Actual return on plan assets         (10.1)   (110.4)   (58.5)
  Net amortization and deferral        (53.0)     46.6     (5.3)
---------------------------------------------------------------
Total                                 $(13.3)  $ (15.9)  $(17.6)
===============================================================

---------------------------------------------------------------
                                            Supplemental Plan
                                      -------------------------
          (In millions)                 1994      1993     1992
---------------------------------------------------------------
Components of pension expense
  Service cost                          $0.1      $0.1     $0.1
  Interest cost                          0.6       0.6      0.7
  Net amortization and deferral          0.6       0.5      0.6
---------------------------------------------------------------
Total                                   $1.3      $1.2     $1.4
===============================================================

  The following table shows the reconciliation of the funded status of the plans with amounts recorded at December 31, 1994 and 1993. The Company uses a September 30 measurement date.

----------------------------------------------------------------------
                                                     Retirement Plan
                                                   -------------------
         (In millions)                                  1994      1993
----------------------------------------------------------------------
Plan assets at fair value, primarily invested in
  common stock, and U.S. and corporate bonds         $ 626.3   $ 657.3
Actuarial present value of projected
  benefit obligation
   Accumulated benefit obligation
    Vested                                            (484.9)   (535.1)
    Nonvested                                          (24.9)    (30.5)
   Provision for future salary increases               (30.5)    (40.4)
----------------------------------------------------------------------
Excess of plan assets over projected benefit
  obligation                                            86.0      51.3
Unrecognized net loss                                   13.8      33.5
Unrecognized prior service cost                          9.8      13.4
Unrecognized net assets being recognized
  ratably through 2002                                 (14.2)    (16.1)
----------------------------------------------------------------------
Prepaid pension asset                                $  95.4   $  82.1
======================================================================


----------------------------------------------------------------------
                                                     Supplemental Plan
                                                   -------------------
         (In millions)                                  1994      1993
----------------------------------------------------------------------
Actuarial present value of projected benefit
  obligation
   Accumulated vested benefit obligation               $(7.5)    $(8.3)
   Provision for future salary increases                (2.3)     (0.6)
----------------------------------------------------------------------
Projected benefit obligation                            (9.8)     (8.9)
Unrecognized net gain                                   (3.0)     (0.8)
Unrecognized prior service cost                          2.9        -
Unrecognized net transition obligation being
  recognized ratably through 2003                        5.1       5.6
Adjustment required to recognize minimum
  liability                                             (2.7)     (4.2)
----------------------------------------------------------------------
Accrued pension liability                              $(7.5)    $(8.3)
----------------------------------------------------------------------
Major assumptions
  (Retirement and Supplemental Plans):
Discount rate                                            8.5%      7.0%
Rate of increase in compensation levels                  4.0%      4.0%
Expected return on market related value of
  plan assets                                           9.75%     9.75%
======================================================================

Note 17: Other Postretirement Benefits

As of June 1994, salaried employees who have rendered ten years of service after attaining age 45 are eligible for both medical benefits and life insurance coverage during retirement. Prior to June 1994, salaried employees who had attained age 55 and rendered ten years of service were eligible. This change in eligibility requirements resulted in a $29.5 million pre-tax curtailment gain in 1994 relating to employees who are no longer currently eligible for postretirement medical benefits, and a negative plan amendment due to a reduction in the accumulated postretirement benefit obligation related to remaining eligible active employees. $28.1 million of the curtailment gain was reflected in Other Income (Expense)-Net with the remaining $1.4 million recorded in Equity in Earnings of Pipeline Partnership.

  The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only.

  The Company adopted Statement of Financial Accounting Standard (SFAS) No. 106 effective January 1, 1992 (see Note 18: Change in




30  |  SANTA FE PACIFIC CORPORATION

Method of Accounting for Postretirement and Postemployment Benefits). Components of net periodic postretirement benefit cost applicable to continuing operations relating to the medical plan and the life insurance plan were as follows:

                                              Medical Plan
                                            ------------------
        (In millions)                             1994    1993
--------------------------------------------------------------
Components of net periodic
  postretirement benefit cost
    Service cost                               $ 4.0    $  3.3
    Interest cost                               14.5      15.1
    Net amortization and deferral               (4.8)     (3.4)
--------------------------------------------------------------
Total                                          $13.7     $15.0
==============================================================

                                           Life Insurance Plan
                                           -------------------
        (In millions)                            1994     1993
--------------------------------------------------------------
Components of net periodic
  postretirement benefit cost
    Service cost                                  $0.2    $0.2
    Interest cost                                  3.4     3.9
--------------------------------------------------------------
Total                                             $3.6    $4.1
==============================================================

     SFP's policy is to fund benefits payable under the medical and life insurance plans as they come due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1994 and 1993. The Company uses a September 30 measurement date.

                                              Medical Plan
                                            ------------------
        (In millions)                             1994    1993
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation
    Retirees                                    $114.4  $138.6
    Fully eligible active plan participants       13.4    16.1
    Other active plan participants                36.8    76.1
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation                             164.6   230.8
--------------------------------------------------------------
Unrecognized prior service credit                 42.8    41.3
Unrecognized net gain (loss)                       0.2   (40.3)
--------------------------------------------------------------
Accrued postretirement liability                $207.6  $231.8
==============================================================

                                           Life Insurance Plan
                                           -------------------
        (In millions)                            1994     1993
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation
    Retirees                                    $40.4    $45.8
    Fully eligible active plan participants       0.1      0.2
    Other active plan participants                3.4      4.9
--------------------------------------------------------------
Accumulated postretirement
  benefit obligation                             43.9     50.9
--------------------------------------------------------------
Unrecognized net loss                            (1.0)    (5.5)
--------------------------------------------------------------
Accrued postretirement liability                $42.9    $45.4
==============================================================

     The unrecognized prior service credit will be amortized straight line over the average future service to full eligibility of the active participants.

     For 1995, the assumed health care cost trend rate for managed care medical costs is 11% and is assumed to decrease gradually to 5% by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate is 13% and is assumed to decrease gradually to 5% by 2006 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan by $27.8 million and the combined service and interest components of net periodic postretirement benefit cost recognized in 1994 by $2.6 million. In 1994, the assumed health care cost trend rate for managed care medical costs was 11.5% and was assumed to decrease gradually to 5% by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate was 14% in 1994 and was assumed to decrease gradually to 5% by 2006 and remain constant thereafter.

     The weighted-average discount rate assumed in determining the accumulated postretirement benefit obligation was 8.5% and 7% in 1994 and 1993, respectively. The assumed weighted-average salary increase was 4.0% in 1994 and 1993.

Other Plans

Under collective bargaining agreements, Santa Fe Railway participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $3.2 million, $3.3 million and $3.5 million in 1994, 1993 and 1992, respectively.

Note 18: Change in Method of Accounting for Postretirement and Postemployment Benefits

Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 106 requires that an actuarial method be used to accrue the expected cost of postretirement health care and other benefits over employees' years of service. SFAS No. 112 relates to benefits provided to former or inactive employees after employment but before retirement. SFAS No. 112 requires these benefits be recognized if they are vested, and payment is probable and can be reasonably estimated. Before 1992, the cost of most postretirement and certain postemployment benefits were expensed when paid. The cumulative effect of this change in accounting attributable to years prior to 1992 was to decrease 1992 net income by $163.0 million, net of the related income tax benefit of $97.0 million. The impact of SFAS No. 106 comprises approximately $158 million of the change.

Note 19: Stock Option and Growth Plans

Under various plans, the most significant of which are the Santa Fe Pacific Long Term Incentive Stock Plan (Long Term Plan) and the Santa Fe Pacific Incentive Stock Compensation Plan (Incentive Compensation Plan), options have been granted to employees to purchase common stock of SFP at a price not less than the fair market value at the date of grant. Options can usually be exercised no earlier than one year after the date of grant and expire ten years after the date of grant.

     Also, approximately 900,000 shares of restricted stock have been granted under these plans. The restrictions on a majority of these shares lapse upon attaining certain corporate performance objectives, completing a required vesting period, or upon a change in control. Shareholder approval of the Merger is considered a change in control and accordingly, approximately 750,000 shares of restricted stock vested in February 1995.

     As a result of the distribution of SFP Gold common stock on September 30, 1994, SFP's outstanding stock options were adjusted resulting in a 6.7 million increase in outstanding options, accompanied with a decrease in the related exercise price resulting in a decline in average option price. These adjustments complied with regulations under the Internal Revenue Code and resulted from adjustment provisions in the

                                                        Santa Fe Corporation  31
respective plans. The maximum number of shares available under these plans increased by a combined 6.7 million shares. A total of 16.2 million shares, including additional shares that may be granted in exchange for shares tendered to the Company to pay for an option exercise is the maximum available under the Long Term Plan, and a total of 20.8 million shares is the maximum available under the Incentive Compensation Plan.

  The Long Term Plan replaced the Incentive Compensation Plan and no new grants will be made under the Incentive Compensation Plan. Under these plans, awards may be granted in the form of (1) options to purchase SFP common stock; (2) shares of restricted stock, which may be issued in combination with performance units; (3) performance units; (4) limited stock appreciation rights; and (5) stock appreciation rights. Aggregate awards of 11.1 million shares under the Long Term Plan and 16.9 million shares under the Incentive Compensation Plan, of SFP common stock, net of options surrendered or terminated, have been made in the form of options, stock appreciation rights, and restricted stock.

  Approximately 14.5 million and 4.9 million of outstanding options at December 31, 1994 and 1993, respectively, were exercisable within the next year. Option activity in all plans during 1994, 1993 and 1992 is summarized below:

-------------------------------------------------------------------------------
                                                           SFP          Average
                                                        Shares            Price
===============================================================================
Options outstanding at December 31, 1991            11,045,300           $ 7.23
Granted                                                 70,000            12.31
Exercised                                            2,114,257             6.93
Surrendered or terminated                              750,475             8.43
-------------------------------------------------------------------------------
Options outstanding at December 31, 1992             8,250,568           $ 7.24
Granted                                              5,814,770            17.17
Exercised                                            3,284,947             7.21
Surrendered or terminated                              176,544             9.91
-------------------------------------------------------------------------------
Options outstanding at December 31, 1993            10,603,847           $12.65
Granted                                                328,795            12.52
Adjustment for spin-off of gold subsidiary           6,666,629
Exercised                                            2,999,605             7.70
Surrendered or terminated                              129,595            12.58
-------------------------------------------------------------------------------
Options outstanding at December 31, 1994            14,470,071           $ 8.05*
===============================================================================

* Reflects adjustment to market price of stock subsequent to September 1994 distribution of SFP Gold common stock.


Note 20: Stockholder Rights Plan

On November 28, 1994, SFP declared a dividend distribution of one preferred stock purchase right for each common share outstanding to stockholders of record as of December 9, 1994. Pursuant to the Rights Agreement of November 28, 1994 as amended on January 24, 1995 (the Rights Agreement), each right may under certain circumstances be exercised to buy one one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock at a price of $50. The rights may only be exercised after a person or group acquires ownership of 15% or more of SFP's common shares or commences a tender or exchange offer which upon consummation would result in ownership of 15% or more of the common shares. The rights, which do not have voting rights, expire on December 9, 2004 and may be redeemed by SFP at a price of $.01 per right at any time until 15 days, subject to extension, after a public announcement of the acquisition of 15% of SFP's common stock.

  Subject to the terms of the amendment described below, if 15% of SFP's common stock is acquired by any person or if certain other events occur, then generally, each right not owned by a 15% -or-more stockholder will entitle the holder to purchase, at the right's then-current exercise price, shares of SFP common stock, having a value of twice the right's exercise price. The Board of Directors of SFP may, at its sole discretion, delay distribution of the rights, and has done so in regards to the Merger. In addition, if SFP is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or sells 50% or more of its assets or earnings power, each right will entitle its holder to purchase shares of common stock of the surviving corporation having a value of twice the rights' exercise price.


Note 21: Summarized Quarterly Operating Results (Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                       1994                                    1993
                                                       -----------------------------------------------------------------------------
    (In millions, except per share data)                First    Second     Third    Fourth     First    Second     Third     Fourth
====================================================================================================================================
Operating Revenues                                     $631.5    $658.2    $680.2    $711.0    $583.2    $609.1    $585.8     $631.1
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                       $ 90.7    $ 97.4    $117.8    $123.0    $ 71.2    $ 82.1    $ 49.6     $114.8
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss)
  Continuing Operations                                $ 54.2    $ 48.4    $ 50.5    $ 46.3    $106.4    $ 28.2    $(10.3)    $ 53.1
  Discontinued Operations, Net of Income Taxes           13.9       9.2        --        --      20.7     119.3       7.5       13.9
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                      $ 68.1    $ 57.6    $ 50.5    $ 46.3    $127.1    $147.5    $ (2.8)    $ 67.0
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Per Common Share
  Continuing Operations                                $ 0.29    $ 0.25    $ 0.27    $ 0.24    $ 0.57    $ 0.15    $(0.05)    $ 0.28
  Discontinued Operations                                0.07      0.05        --        --      0.11      0.64      0.04       0.08
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Common Share                     $ 0.36    $ 0.30    $ 0.27    $ 0.24    $ 0.68    $ 0.79    $(0.01)    $ 0.36
====================================================================================================================================

(1) The sum of income per share from discontinued operations and net income
    (loss) per share for the four quarters of 1993 does not equal the related net income (loss) per share for the full year due to incremental shares resulting from stock options.



32 | SANTA FE PACIFIC CORPORATION